Powering a secure energy future



Cameco

2025 Annual Report

Nuclear Fuel Cycle



Light water reactors
ENRICHMENT OF UF6
Global Laser Enrichment (GLE)
in development
(49%)
CONVERSION OF ENRICHED UF6 INTO UO2
FUEL FABRICATION
LIGHT WATER REACTORS
SPENT FUEL STORAGE
Westinghouse (49%)
The AP1000® is the world's only Gen III+ reactor in operation
ENERGY GRID
Energy that powers homes, hospitals, and businesses
Conversion of UO3 to UF6
EXPLORATION
MINING AND MILLING U3O8
Cameco has exploration, mining, and milling assets
both operated and non-operated, in Saskatchewan (world's largest and highest grade uranium mines), the US, Australia, and Kazakhstan
REFINED TO UO3
Blind River Refinery
World's largest commercial uranium refinery
CONVERSION
Port Hope Conversion Facility
Canada's only uranium conversion facility
Conversion of UO3 to UO2
Heavy water reactors (CANDU)
FUEL FABRICATION
Cameco Fuel Manufacturing
CANDU Fuel Bundles & Reactor Components Manufacturer
CANDU REACTORS
SPENT FUEL STORAGE
OPERATED CAMECO ASSETS
NON-OPERATED CAMECO ASSETS
NON-CAMECO ACTIVITIES

1 MINING & MILLING

Once an orebody is discovered and defined by exploration, there are three common ways to mine uranium, depending on the depth of the orebody and the deposit's geological characteristics:

- Open pit mining is used if the ore is near the surface. The ore is usually mined using drilling and blasting.
- Underground mining is used if the ore is too deep to make open pit mining economical. Tunnels and shafts provide access to the ore.
- In situ recovery (ISR) does not require large scale excavation. Instead, holes are drilled into the ore and a solution is used to dissolve the uranium. The solution is pumped to the surface where the uranium is recovered.

Ore from open pit and underground mines is processed to extract the uranium and package it as a powder typically referred to as uranium concentrates (U_3O_8) or yellowcake. The leftover processed rock and other solid waste (tailings) is placed in an engineered tailings facility.

2 REFINING

Refining removes impurities from the uranium concentrate and changes its chemical form to uranium trioxide (UO_3).

3 CONVERSION

For light water reactors, the UO_3 is converted to uranium hexafluoride (UF_6) gas to prepare it for enrichment. For heavy water reactors, like the CANDU reactors, the UO_3 is converted into powdered uranium dioxide (UO_2).

4 ENRICHMENT

Uranium is made up of two main isotopes: U-238 and U-235. Only U-235, which makes up 0.7% of natural uranium, is involved in the nuclear fission reaction and most of the world's reactors require an enriched level of U-235.

The enrichment process increases the concentration of U-235, with most of the existing global reactor fleet requiring between 3% and 5%. However, to allow for extended refueling cycles and for some new and advanced reactor designs, higher levels of enrichment may be required.

Enriched gas is then converted to powdered UO_2.

5 FUEL FABRICATION

Natural or enriched UO_2 is pressed into pellets, which are baked at a high temperature. These are packed into zircaloy or stainless steel tubes, sealed and then assembled into fuel bundles that are specific to each reactor design.

6 REACTOR SERVICES (LWR/HWR)

Nuclear reactors are used to generate electricity. U-235 atoms in the reactor fuel fission, creating heat that generated steam to drive turbines. Once a light water reactor is operating, it needs to be inspected and maintained every 18-24 months, at which time a portion of the fuel bundles must also be replaced to maximize efficiency. Heavy water reactors (CANDU) are continually refuelled, but must be refurbished after several decades of service.

7 SPENT FUEL MANAGEMENT

The majority of spent fuel is safely stored at the reactor site. A small amount of spent fuel is reprocessed. The reprocessed fuel is used in some European and Japanese reactors.



Management's discussion and analysis

February 13, 2026

This management's discussion and analysis (MD&A) includes information that will help you understand management's perspective of our audited consolidated financial statements (financial statements) and notes for the year ended December 31, 2025. The information is based on what we knew as of February 12, 2026.

We encourage you to read our audited consolidated financial statements and notes as you review this MD&A. You can find more information about Cameco, including our financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR+ at www.sedarplus.ca, or on EDGAR at www.sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes is prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries, unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be *forward-looking information* or *forward-looking statements* under Canadian and United States (US) securities laws. We refer to them in this MD&A as *forward-looking information*.

Key things to understand about the forward-looking information in this MD&A:

- It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).
- It represents our current views and can change significantly.
- It is based on a number of material assumptions, including those we have listed on page 5, which may prove to be incorrect.
- Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these *material risks* on page 4. We recommend you also review our most recent annual information form, which includes a discussion of other *material risks* that could cause actual results to differ significantly from our current expectations.
- Forward-looking information is designed to help you understand management's current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

- our view that we have the strengths to take advantage of the world's rising demand for safe, secure, reliable, affordable and carbon-free energy
- our belief that we have the right strategy to add long-term value, and our ability to do so in a manner that reflects our values
- that we will continue to focus on delivering our products responsibly and addressing the risks and opportunities that we believe will make our business sustainable and will build long-term value
- our expectations about when future reactors will come online
- our expectations about 2026 and future global uranium supply, consumption, contracting, demand, geopolitical issues and the market including the discussion under the heading *Market overview and developments*
- our expectations for the future of the nuclear industry and the potential for new enrichment technology, including that nuclear power must be a central part of the solution to the world's shift to a low-carbon, secure energy economy and that our investment in enrichment technology, if successful, will allow us to participate in the entire nuclear fuel value chain
- our efforts to explore emerging opportunities within the nuclear power value chain which contribute to decarbonization, and help provide secure and affordable energy
- our expectations about future demand for SMRs
- our views on our ability to self-manage risk
- the discussion under the heading *Our business*
- the discussion under the heading *Our values and strategy*
- our expectations regarding the effect of supply scarcity on our long-term contract portfolio
- our expectations regarding the operation of, and production levels for, the Cigar Lake mine and McArthur River/Key Lake operation and fuel services, as well as our exploration activities at these and other sites

- our expectations regarding the future average unit cost of production at McArthur River/Key Lake, at Cigar Lake and at JV Inkai operations
- our expectations regarding our licences for Crow Butte
- Kazatomprom's planned production levels for JV Inkai and the timing of deliveries, and our other expectations regarding JV Inkai, including the impact of the new Mineral Extraction Tax (MET) on JV Inkai's cost structure
- the discussion under the heading *Our Sustainability principles and practices* including our belief that we can be part of the solution to enhance national, energy and climate security, and our position to deliver significant long-term business value
- our expectations for uranium purchases, sales and deliveries
- our intentions regarding future dividend payments
- the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, our plan to file a notice of objection for 2019 and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
- our views on our ability to align our production with market opportunities and our contract portfolio, and the factors that may affect our cash production costs
- our expectation regarding opportunities to improve operational effectiveness and to reduce our impact on the environment, including through the use of digital and automation technologies
- the discussion under the heading *Outlook for 2026*, including expected business resiliency, expectations for 2026 average unit cost of sales, average purchase price per pound, deliveries and production, 2026 financial outlook, our revenue, tax rates, adjusted net earnings and cash flow sensitivity, and our price sensitivity analysis for our uranium segment

- the discussion under the heading *Liquidity and capital resources*, including expected liquidity to meet our 2026 obligations
- our expectation that the uranium contract portfolio we have built will continue to provide a solid revenue stream, and our portfolio management strategy, including our inventory strategy and the extent of our spot market purchases
- our expectation that our cash balances and operating cash flows will meet our anticipated 2026 capital requirements
- our expectations for our and Westinghouse Electric Company's (Westinghouse) future capital expenditures and sources of funds
- our expectation that in 2026 we will be able to comply with all the covenants in our credit agreement
- our expectation that Westinghouse will continue to comply with the covenants in its credit agreements
- life of mine operating cost estimates for the Cigar Lake, McArthur River/Key Lake and JV Inkai operations
- our future plans and expectations for uranium properties, advanced uranium projects, and fuel services operating sites, including production levels and suspension of production at certain properties, pace of advancement and expansion capacity, carbon reduction targets and mine life, and that our core growth is expected to come from our existing mining and fuel services assets
- our expectations related to care and maintenance costs
- our mineral reserve and resource estimates
- our decommissioning estimates
- the discussion of our expectations relating to our 49% interest in Westinghouse, including the investment in Westinghouse expanding our participation in the nuclear fuel value chain, Westinghouse providing a platform for further growth, and various factors and drivers for Westinghouse's business segment
- our expectation that our investment in Westinghouse will enhance our participation in the nuclear fuel cycle
- our expectation that our investment in Westinghouse will augment the core of our business
- our expectation of Westinghouse being well positioned to participate in the growing demand profile for nuclear energy
- our plans to implement identified climate action plans at our facilities

- our expectations regarding our research and development expenses for 2026
- our expectations regarding which extraction methods we will use in the future
- our expectation that Westinghouse's durable and growing business will allow Westinghouse to self-fund its approved annual operating budget, maintain its existing capacity to service its annual financial obligations from de-risked cash flows, and pay annual distributions to its owners
- our 2026 outlook for Westinghouse, including net earnings, adjusted EBITDA, capital expenditures and revenue
- our expectation that strategic initiatives, including the development of the AP300™ small modular reactor will provide new business opportunities for Westinghouse that will make a meaningful contribution to Westinghouse's long-term financial performance
- our expectation for Westinghouse projects generating multi-year revenue streams and EBITDA for Westinghouse
- our expectation that the timing of cash distributions from Westinghouse will be aligned with the timing of Westinghouse's cash flows
- our expectation that Westinghouse's new opportunities will allow Westinghouse to compete for and win new business
- our expectation that Westinghouse's reputation and position will benefit its core business as Eastern European countries seek to develop a reliable fuel supply chain
- our estimates in respect of the framework for the timing of revenue flows and profitability of contracts under a new build project
- our expectations regarding the benefits to be derived by Westinghouse through its participation in the construction of two nuclear reactors at the Dukovany power plant in the Czech Republic, and the benefits of the strategic partnership with the US Government intended to accelerate the deployment of Westinghouse nuclear reactors in the US and globally
- our expectation on Westinghouse being well-positioned for future growth
- our expectations regarding GLE's path to commercialization
- any statements regarding future operating, financial or market conditions that are based on current expectations and assumptions

Material risks

- actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues
- we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation
- our production costs are higher than planned, or affected by unexpected factors, or necessary supplies are not available, or not available on commercially reasonable terms
- our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency
- changing views of governments regarding the pursuit of carbon reduction strategies or that our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies
- our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or timing or receipt of future dividends from JV Inkai
- that we may not realize the expected benefits from our investment in Westinghouse or any of our other joint venture investments
- that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners
- we are unable to enforce our legal rights under our existing agreements, permits or licences
- we are subject to litigation or arbitration that has an adverse outcome
- that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years
- the possibility of a materially different outcome in disputes with CRA for other tax years
- that CRA does not agree that the court rulings for the years that have been resolved in Cameco's favour should apply to subsequent tax years
- that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all
- there are defects in, or challenges to, title to our properties
- our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions
- we are affected by environmental factors (such as climate change), safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from a pandemic or other causes
- we are adversely affected by subsurface contamination from current or legacy operations
- necessary permits or approvals from government authorities cannot be obtained or maintained

- we are affected by political risks, including developments in US foreign policy, global conflicts, sanctions or any potential future unrest in Kazakhstan
- we may be affected by crime, corruption, the making of improper payments or the provision of benefits that may violate Canadian or US law or laws relating to foreign corrupt practices or sanctions
- operations are disrupted due to problems with our own or our joint venture partners', suppliers' or customers' facilities, the unavailability or delayed delivery of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure or other development and operating risks
- we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, war, outbreak of illness (such as a pandemic), accident or a deterioration in political support for, or demand for, nuclear energy
- a major accident at a nuclear power plant
- we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium
- government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws, tariffs and sanctions, including changes in mining laws or regulations
- our uranium suppliers or purchasers fail to fulfil their commitments
- our McArthur River development, mining or production plans, including the planned transition into two new mine areas within zone 1 and the zone 4 clay area, are delayed or do not succeed for any reason, including unforeseen challenges during the development of these areas
- our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason
- our production plans for our fuel services segment do not succeed for any reason
- the McClean Lake's mill production plan is delayed or does not succeed for any reason
- water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake and McArthur River/Key Lake operations
- the risk that the planned infrastructure installations and repairs at the Key Lake mill during the extended 2026 maintenance shutdown may not proceed as scheduled, or may encounter unforeseen delays, reducing operational capacity and expected production levels
- JV Inkai's development, mining or production plans are delayed or do not succeed for any reason, or JV Inkai is unable to transport and deliver its production, or its production cost structure is impacted by the new MET more adversely than we expect

- we may be unsuccessful in pursuing innovation or implementing advanced technologies, including the risk that the commercialization and deployment of new enrichment technology or any opportunities we explore to contribute to decarbonization may incur unanticipated delays or expenses, or ultimately prove to be unsuccessful
- our expectations relating to care and maintenance costs prove to be inaccurate
- the risk that we may not be able to realize our expected cash flow
- the risk that we may become unable to pay future dividends
- we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes
- the risks that generally apply to all our operations and advanced uranium projects that are discussed under the heading *Managing the risks* beginning on page 70
- the risks relating to our tier-one uranium operations discussed under the heading *McArthur River mine/Key Lake mill – Managing Our Risks* beginning on page 75, under the heading *Cigar Lake – Managing Our Risks* beginning on page 79, and under the heading *Inkai – Managing Our Risks* beginning on page 83
- unexpected changes in uranium supply, demand, long-term contracting, and prices
- changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization
- the risk that our views regarding nuclear power, its growth profile, and benefits may prove to be incorrect
- the risk that we and Westinghouse may not be able to meet sales commitments for any reason
- the risk that Westinghouse may not achieve the expected growth in its business
- the risk to Westinghouse's business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks
- the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our sustainability principles and other values
- the risk that Westinghouse's strategies may change, be unsuccessful, or have unanticipated consequences
- the risk that Westinghouse may be unsuccessful in respect of its new business initiatives, including its participation in the construction of two nuclear reactors at the Dukovany power plant in the Czech Republic, and the realization of the expected benefits of the strategic partnership with the US Government intended to accelerate the deployment of Westinghouse nuclear reactors in the US and globally

- the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic partnership between Cameco, Brookfield and the US Government or to effect their future obligations related to the transactions contemplated by the strategic partnership
- the unavailability of US Government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources
- following the execution of definitive transaction documents by Westinghouse and the US Government, the determination by the legislative, judicial or executive branches of the US federal or any US state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law
- the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities
- the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities
- the risk that increased trade barriers may adversely impact our business, or the business of any of the joint ventures in which we have invested
- the risk that Westinghouse may default under its credit facilities, impacting adversely Westinghouse's ability to fund its ongoing operations and to make distributions
- the risk that liabilities at Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities
- the risk that occupational health and safety issues may arise at Westinghouse's operations
- the risk that there may be disputes between us and Brookfield Renewable Partners (Brookfield) regarding our strategic partnership, or disputes between us and any of our other joint venture partners
- the risk that we may default under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse
- litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise

Material assumptions

- our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation and that counterparties to our sales and purchase agreements will honour their commitments

- our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues and the demand for and supply of uranium

- the continuing pursuit of carbon reduction strategies by governments and the role of nuclear in the pursuit of those strategies
- the assumptions discussed under the heading *2026 Financial Outlook*
- our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading *Price sensitivity analysis: uranium segment*
- Westinghouse's ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners
- our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of our investment in Westinghouse
- market conditions and other factors upon which we based our investment in Westinghouse and our related forecasts will be as expected
- the success of our plans and strategies relating to our business, including our investment in Westinghouse and our other joint venture investments
- that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants
- our ability to continue to supply our products and services in the expected quantities and at the expected times
- our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites
- our cost expectations, including production costs and the factors affecting them, operating costs, and capital costs
- our expectations regarding tax payments, tax rates, tariffs, royalty rates, currency exchange rates and interest rates
- our entitlement to and ability to receive expected refunds and payments from CRA
- that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments in our dispute with the CRA
- that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years
- our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date
- our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable
- our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable
- our understanding of the geological, hydrological and other conditions at our uranium properties
- our Cigar Lake and McArthur River development, mining and production plans succeed, and the planned transition into two new mine areas within zone 1 and the zone 4 clay area at McArthur River does not encounter unforeseen challenges during the development of these areas

- our Key Lake mill production plan succeeds, and that the planned infrastructure installations and repairs at Key Lake during the extended 2026 maintenance proceed and are completed as scheduled
- the McClean Lake mill is able to process Cigar Lake ore as expected
- our production plans for our fuel services segment succeed
- JV Inkai's development, mining and production plans succeed, and that JV Inkai will be able to transport and deliver its production, and that its production cost structure is not more adversely impacted by the new MET than we expect
- the ability of JV Inkai to pay dividends, or the timing of their payments
- that care and maintenance costs will be as expected
- our and our contractors' ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals
- that we will be successful in our efforts to renew our operating licence for Crow Butte
- assumptions regarding our expected cash flow
- our operations and those of our joint venture investments are not significantly disrupted as a result of political instability, sanctions, nationalization, developments in US foreign policy, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, environmental factors (including climate change), outbreak of illness (such as a pandemic), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, aging infrastructure or other development or operating risks
- that no major accident at a nuclear power plant will occur
- nuclear power and uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices
- Westinghouse's production, purchases, sales, deliveries, and costs
- the assumptions and discussion set out under the heading *Westinghouse Electric Company – Future Prospects*
- the market conditions and other factors upon which we have based Westinghouse's future plans and forecasts
- Westinghouse's ability to mitigate adverse consequences of delays in production and construction
- the success of Westinghouse's plans and strategies including its participation in the construction of two nuclear reactors at the Dukovany power plant in the Czech Republic, and the strategic partnership with the US Government intended to accelerate the deployment of Westinghouse nuclear reactors in the US and globally

- the ability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic partnership between Cameco, Brookfield and the US Government and their ability to meet their obligations under them
- the availability of US Government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources
- the assumption that following the execution of definitive transaction documents by Westinghouse and the US Government, none of the legislative, judicial or executive branches of the US federal or any US state government will determine that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law
- the absence of new and adverse laws, government regulations, policies or decisions in any country where such developments would affect us, including with respect to changes in mining laws or regulations

- that there will not be any significant adverse consequences to Westinghouse's business resulting from business disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks
- Westinghouse's ability to announce future financial results when expected
- Westinghouse will comply with the covenants in its credit agreements
- Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities
- Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities
- that known and unknown liabilities at Westinghouse will not materially exceed our estimates
- the absence of disputes between us and Brookfield or any of our other joint venture partners regarding our strategic partnership or joint venture arrangements, and that we do not default under the governance agreement with Brookfield or any other joint venture agreement to which we are a party

Our business

We have a proven track record with more than 35 years of providing secure and reliable nuclear fuel supplies to a global customer base to generate safe, secure, carbon-free and affordable baseload energy. Nuclear energy plants around the world use our uranium and fuel services to generate zero-carbon electricity. Our operations span the nuclear fuel cycle from exploration to fuel services, which include uranium production, refining, UO_2 and UF_6 conversion services and CANDU fuel manufacturing for heavy water reactors.

We have further enhanced our ability to meet our customers' growing demand for reliable and secure nuclear fuel supplies, services and technologies with our investments in Westinghouse Electric Company (Westinghouse), augmenting the core of our business and providing fuel fabrication, maintenance, design and engineering for light water reactors, and our investment in Global Laser Enrichment's third-generation enrichment technology, that if successful, we expect will allow us to participate in the entire nuclear fuel value chain.

Cigar Lake Mine

McArthur River Mine/ Key Lake Mill

***Rabbit Lake Operation**

Millennium Project

CANADA

Cameco Corporate Headquarters

***Smith Ranch- Highland Operation**

***Crow Butte Operation**

UNITED STATES

Blind River Refinery

Port Hope Conversion Facility

Cameco Fuel Manufacturing

Westinghouse Columbia

GLE

Westinghouse Corporate Headquarters

URANIUM

Operations

Our uranium production capacity is among the world's largest, accounting for about 15% of world production in 2025. We have controlling ownership of the world's largest high-grade reserves, with total sales commitments of about 230 million pounds of U_3O_8 spanning more than a decade. Our tier-one assets are licensed, permitted, long-lived, and are proven reliable and have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is a very strong exploration portfolio that leverages existing infrastructure.

* operations noted in grey are currently in care and maintenance.

Advanced Uranium Projects

We use a stage gate process to evaluate our uranium projects and will advance them at a pace aligned with market opportunities, in order to respond when the market signals a need for more uranium.

Uranium Exploration (grey shaded)

Our exploration program is directed at replacing mineral reserves as they are depleted by our production. Our program is focused on Canada, and we have direct interests in land covering many of the most prospective exploration areas of the Athabasca Basin in northern Saskatchewan.

FUEL SERVICES

We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services. We have about 18% of world primary conversion capacity, with total sales commitments to supply about 83 million kilograms of UF_6.

Advantages

With extraordinary assets and investments spanning the fuel cycle, a proven operating track record, long-term contract portfolio, strong commitment to sustainability, employee expertise, comprehensive industry knowledge, and a strong balance sheet, the company is pursuing a strategy that it expects will create a platform for strategic growth. We are confident in our ability to increase long-term value by positioning the company as an industry leader at a time when the world's prioritization of energy security, national security, and increasing electrification is driving growth in demand, and when geopolitics are creating concerns about the origin and security of supplies across the fuel cycle.



Westinghouse
Springfields

Westinghouse
Västerås

JV Inkai Operation

KAZAKHSTAN

EUROPE

Kintyre Project

AUSTRALIA

Yeelirrie Project

WESTINGHOUSE

Westinghouse is a nuclear reactor technology original equipment manufacturer (OEM) and a leading provider of highly technical aftermarket products and services, such as fuel supplies, maintenance and engineering support, for about half of the world's installed base of light water reactors. The company also designs, develops and procures equipment for new nuclear reactors, including Westinghouse's own AP1000 ®, with licensing agreements that allow Westinghouse to benefit from the construction of other reactor designs that incorporate AP1000 technology.

We have a 49% interest in Westinghouse in a strategic partnership with Brookfield Renewable, and we account for our proportionate interest in Westinghouse on an equity basis.

OTHER FUEL CYCLE INVESTMENTS

GLOBAL LASER ENRICHMENT LLC (GLE)

GLE is working to demonstrate and commercialize the proprietary Separation of Isotopes by Laser Excitation (SILEX) third-generation laser enrichment technology. Cameco is the commercial lead with a 49% interest and Silex Systems Ltd. is the technology lead, holding the remaining 51% interest in GLE.

Market overview and developments

A market in transition

In 2025, geopolitical uncertainty and heightened concerns about energy security, national security, and climate security continued to improve the demand and supply fundamentals for the nuclear power industry, and the fuel cycle that is required to support it. Increasingly, countries and companies around the globe are recognizing the critical role nuclear power is expected to play in providing carbon-free and secure baseload power, which was reaffirmed at the 30th Conference of Parties (COP30), with the declaration to triple nuclear energy capacity by 2050 now signed by 33 countries. This continued and growing support has led to a rise in demand as closed reactors are returning to service, reactors are being saved from retirement, life extensions are being sought and approved for existing reactor fleets, and numerous commitments and plans are advancing for the construction of new nuclear generating capacity. In addition, the market for small modular reactors (SMR), including smaller versions of existing technology and advanced technology designs, continues to mature, with companies in energy intensive sectors looking to nuclear to help achieve their decarbonization plans. The potential expansion of the markets and use cases for nuclear energy could add significant demand for additional capacity in the decades to come, with a growing number of agreements being signed and several projects already underway.

While demand for uranium and nuclear fuel continues to increase, future supply is not keeping pace. Heightened supply risk caused by growing geopolitical uncertainty, shrinking secondary supplies and a lack of investment in new capacity over the past decade has motivated utilities to evaluate their near-, mid- and long-term nuclear fuel supply chains. The uncertainty about where nuclear fuel supplies will come from to satisfy growing demand has led to significant long-term contracting activity in recent years. In 2025, about 116 million pounds of uranium was placed under long-term contracts by utilities, with increased activity late in the year. The annual volume remained below replacement rate, potentially increasing the cumulative level of uncovered requirements in the future, when primary supply is expected to be limited, and secondary supply stocks have been drawn down. Uranium spot prices experienced volatility in 2025 and averaged US$73.54 per pound, while the long-term uranium price strengthened throughout 2025, peaking in December at a 14-year high of US$86.50 per pound. The conversion market saw historic highs in term pricing, with a 27% average yearly price increase, while the average spot price increased 4% over that timeframe, and in enrichment, spot and term prices rose over 10% and 6% respectively compared to 2024. We expect continued competition to secure uranium, conversion services and enrichment services under long-term contracts with proven sustainable producers and suppliers who have a diversified portfolio of assets in geopolitically attractive jurisdictions, and on terms that help ensure a reliable supply is available to satisfy demand.

DURABLE DEMAND GROWTH

The geopolitical uncertainty and a realignment of global energy markets have deepened concerns about climate, energy and national security, highlighting the role of energy policy in balancing three main objectives: providing a reliable and secure baseload profile; providing an affordable, levelized cost profile; and providing a clean emissions profile. The global call to triple nuclear energy capacity is also drawing attention to a broader triple-security challenge: enhancing climate security by accelerating the shift away from carbon-emitting thermal energy; strengthening energy security by expanding access to clean, reliable, and scalable baseload electricity for the roughly one-third of the world's population still experiencing energy poverty; and supporting national security by diversifying energy systems with dependable, domestically sourced, and geopolitically resilient power generation. There is increasing recognition that nuclear power contributes meaningfully across all three dimensions and has a key role to play in supporting long-term climate, energy, and national security objectives. The growth in demand is not just long-term and in the form of new builds, but medium-term in the form of reactor restarts and life extensions, and near-term with early reactor retirement plans being deferred or cancelled and new markets continuing to emerge. Long-term momentum remains very supportive with the installed base of nuclear capacity and an increasing focus on large-scale new build and the development of SMRs.

Demand and energy policy highlights (2025 unless otherwise noted)

- The World Bank lifted its long-standing ban on nuclear financing in June, marking a major policy shift and opening the door for collaboration with the International Atomic Energy Agency (IAEA) and focusing on financing life extensions and potential new builds in developing countries.

- In November, the International Energy Agency's (IEA) World Energy Outlook 2025 highlighted unprecedented global energy security risks amid surging electricity demand from digitalization, industrial growth, and Artificial Intelligence (AI) data centers. After decades of relatively limited growth, the IEA now expects global electricity demand to grow by at least one third by 2035.
- In Japan, Tokyo Electric Power Co. received approval in November from the local prefectural governor to restart units 6 and 7 at the Kashiwazaki-Kariwa plant. The company subsequently restarted unit 6 in February 2026, marking the utility's first return to nuclear generation since 2011. In January 2026, Japan's nuclear watchdog halted a 12-year safety review for the Hamaoka nuclear power plant, citing a loss of trust after Chubu Electric Power Co. was suspected of falsifying earthquake resistance data.
- In China, the China Nuclear Energy Authority reported in June that the country is on track to double its current nuclear capacity (operating and under construction) and reach 200 GWe of nuclear capacity by 2040. Additionally, in October, China's ACP100 SMR completed cold testing, becoming the first land-based SMR to pass IAEA safety review. Non-nuclear turbine testing was completed in December, with commercial operations expected by mid-2026.
- South Korea's updated 11th Basic Plan, which was released in May 2024 and approved in February, reaffirmed construction of 2.8 GWe from two new large-scale reactors and an additional 700 MWe of SMR capacity, all targeted for completion by 2038.
- In December, India passed legislation that would open the country's nuclear power sector to private investment, ending a state monopoly and substantially revising nuclear liability provisions that had constrained new build activity. The bill is intended to support a major expansion of India's nuclear fleet, with the government targeting approximately 100 GWe of installed nuclear capacity by 2047 as part of its broader energy security and decarbonization strategy.
- In France, the French Nuclear Safety and Radiation Protection Authority announced that Electricité de France (EDF) would be allowed to operate twenty 1.3 GWe reactors beyond their 40-year design life, on the condition of making certain safety upgrades. Additionally, in October, EDF reaffirmed the company aims to finalize detailed construction plans for eight new EPR2 reactors in France by the end of 2026, with the first new unit at Penly 3 scheduled for commissioning in 2038.
- In January 2026, the Swiss government's Senate committee voted in favor of ending a ban on new nuclear plant licences, advancing the proposal to the full Senate by mid-2026 and pending parliamentary approval.
- In June, Korea Hydro & Nuclear Power (KHNP) signed an engineering, procurement and construction contract to build two APR1000 reactors at the Dukovany site in the Czech Republic, marking a diversification from the country's six operating Russian VVER reactors. This is KHNP's first nuclear project in Europe and first major overseas project since the Barakah project in the United Arab Emirates.
- In the United Kingdom (UK), the construction of Sizewell C's two EPR reactors, totaling 3.2 GWe of capacity, received a final investment decision for the GBP38 billion project in which the UK government will be the largest shareholder.
- Poland's former President Andrzej Duda signed legislation providing US$15.6 billion in financing for three Westinghouse AP1000 reactors at the Lubiatowo Kopalino site. With construction slated for 2028, the first unit is expected to be operational in 2036, followed by the remaining two units in 2039.
- In September, Rosatom State Nuclear Energy Corporation Director General Alexei Likhachev announced at the IAEA General Conference that Russia intends to construct 38 additional nuclear power units across large, medium and small reactor designs, roughly doubling nuclear capacity in Russia.
- In the US, the Department of Energy (DOE) announced in March the US$900 million solicitation in support of SMR deployment that was made under the Biden administration will be re-issued. In December, the DOE selected Tennessee Valley Authority and Holtec International (Holtec) to advance early deployment of Generation III+ light-water SMRs in the US. This included up to US$400 million federal cost-shared funding for each project to progress near-term projects in Tennessee and Michigan, support supply chain development, and help position SMRs for broader deployment.
- In May, the US President signed four executive orders to reshape the federal government's role in nuclear energy by coordinating agency efforts, accelerating advanced reactor deployment, and strengthening US global leadership. The orders aim to quadruple US nuclear capacity to 400 GWe by 2050 through Nuclear Regulatory Commission (NRC) reform, deploying advanced nuclear reactor technologies, reinvigorating the nuclear industrial base, and restructuring nuclear research and development at the DOE. Additionally, in June, the US Budget Bill proposed revisions to the Inflation Reduction Act but preserved key nuclear tax credits that support existing and restarted reactors while reducing incentives for solar, wind, and hydrogen.

- Constellation Energy (Constellation) signed a milestone 20-year power purchase agreement (PPA) with Meta in June to supply 1.1 GWe starting in mid-2027. As a result, Constellation's Clinton Clean Energy Center, which had been slated to potentially close after 2027 due to the loss of the zero-emissions credit program, is expected to operate through 2047. Additionally, Constellation's restart of Unit 1 at the Crane Clean Energy Centre under a 20-year PPA with Microsoft is progressing towards restart as early as 2027.
- Holtec reported in August that its Palisades nuclear plant formally shifted from decommissioning to operational status, making it the first US commercial reactor to do so.
- In June, Talen Energy (Talen) and Amazon announced a major expansion to their existing agreement to have Talen supply up to 1.9 GWe of nuclear power through at least 2042. Alongside this agreement, Talen and Amazon plan to explore future SMRs in Pennsylvania.
- In October, Cameco and Brookfield announced a strategic partnership with the US Government to accelerate deployment of Westinghouse nuclear reactors. The agreement is contingent on a final investment decision and definitive agreements for new reactor construction totaling at least US$80 billion, after which, the US Government will receive a participation interest that, once vested, entitles it to 20% of any cash distributions above US$17.5 billion from Westinghouse.
- In October, NextEra Energy announced two key agreements with Google to boost US nuclear capacity, including restarting Iowa's Duane Arnold plant, the third US reactor to resume operations after being shut down. The 615 MWe BWR is expected to support Google's expanding cloud and AI operations in the state.
- The Illinois General Assembly passed the Clean and Reliable Grid Affordability Act (Senate Bill 25) in October, lifting the state's multi-decade moratorium on new nuclear construction.
- In December, South Carolina utility Santee Cooper's Board of Directors approved a memorandum of understanding with Brookfield to proceed with a formal feasibility study on completing construction of VC Summer units 2 and 3, two partially built Westinghouse AP1000 units. The study seeks to recover value from a previously abandoned US$9 billion investment, potentially delivering 2.2 GWe of capacity-related financial relief to Santee Cooper customers through future power offtake agreements.
- In January 2026, Meta announced agreements with Vistra Corp., TerraPower LLC, and Oklo Inc. to support up to 6.6 GWe of new and existing nuclear energy capacity by 2035 in support of Meta's data centers, including the Prometheus supercluster in Ohio.
- In January 2026, New York State Governor Hochul announced the state plans to pursue an additional four GWe of nuclear generating capacity, adding to the previous one GWe goal.
- The Ontario government approved four GE-Hitachi BWRX-300 SMRs at Ontario Power Generation's (OPG) Darlington site in May at an estimated cost of $20.9 billion, marking Canada's first nuclear expansion in over 30 years. The first unit is scheduled for completion by the end of 2030, positioning it as North America's first commercial SMR. Additionally, in October, Canadian Prime Minister Mark Carney designated the Darlington New Nuclear Project as a federal priority, while he and Ontario Premier Doug Ford announced a $3 billion federal-provincial investment in the project. In November, OPG also received provincial approval to refurbish the four CANDU pressurized heavy water reactors at the Pickering B plant, enabling the facility to operate for up to 38 additional years. Finally, in February 2026, OPG completed the refurbishment of Darlington Unit 4, the fourth and final reactor at the Darlington site, months ahead of schedule and approximately $150 million under budget.

According to the IAEA, there are currently 436 operable nuclear reactors and 66 reactors under construction, globally. Several nations are appreciating the energy security and carbon-free energy benefits of nuclear power and have reaffirmed their commitment with plans underway to support existing reactor units and review of policies to encourage more nuclear generation. Non-nuclear countries continue to emerge as candidates for new nuclear capacity. In some countries where nuclear phase-out policies have been in place, policy reversals and decisions to continue reactor operations and/or consider adding more nuclear capacity are under consideration. With a number of reactor construction projects recently approved and many more planned, demand for uranium continues to improve. There is growing recognition of the role nuclear must play in providing safe, affordable, carbon-free baseload electricity to achieve a low-carbon economy, with geopolitical uncertainty causing numerous utilities to move away from Russian energy supplies and seek reliable nuclear fuel suppliers whose values are aligned with their own, or whose origin of supply better protects them from potential interruptions.

CURRENTLY UNDER CONSTRUCTION



China 32
Asia 10
India 6
Africa & Middle East 6
Russia 4
Eastern Europe 4
Americas 2
UK 2

Number of reactors   Source: IAEA

WORLD OPERABLE REACTOR COUNT



2020: 447
2021: 443
2022: 439
2023: 439
2024: 440
2025: 436

Number of reactors

Source: IAEA

SUPPLY UNCERTAINTY

Geopolitical uncertainty, energy security, and national security remained the most notable factors impacting security of supply in 2025. Driven by the Russian invasion of Ukraine in 2022, the mine suspension in Niger in 2024, and supply chain challenges, particularly in Kazakhstan, many governments and utilities are re-examining procurement strategies that rely on nuclear fuel supplies from higher risk jurisdictions. In addition, sanctions on Russia and import/export restrictions added to the delivery risks for nuclear fuel supplies coming out of Central Asia. Several idled uranium mines restarted operations in 2025 in support of increased demand, though delays and higher-than-expected production costs were a common theme. Despite the positive price trend in 2025, the deepening geopolitical uncertainty, sanctions and trade policy restrictions, and years of underinvestment in new uranium and fuel cycle service capacities, risk has shifted from producers to utilities.

Supply and trade policy highlights (2025 unless otherwise noted)

- In April, the White House issued an executive order titled "Ensuring National Security and Economic Resilience through Section 232 Actions on Processed Critical Minerals and Derivative Products," directing the Administration to assess and address national security risks arising from US reliance on foreign sources of processed critical minerals, explicitly including uranium. This was followed in January 2026 by a Section 232 presidential proclamation instructing the US government to begin negotiations with partner countries to secure reliable supply chains for processed critical minerals, including uranium, while reserving authority to impose tariffs or minimum import price floors if negotiations fail. Separately, in April, the US President issued a reciprocal tariff executive order imposing new tariffs on a broad range of imports; however, natural uranium, UF_6, and enriched uranium were exempt due to their compliance with the Canada-United States-Mexico Agreement (CUSMA), and a subsequent September executive order further excluded uranium and other critical minerals from country-based global tariffs, preserving the uninterrupted flow of nuclear fuel imports into the US market.

- As of February 2, 2026, the Sprott Physical Uranium Trust (SPUT) has raised a total of approximately US$1.2 billion and acquired approximately 11.8 million pounds of U_3O_8 since the beginning of 2025, increasing its cumulative purchases to approximately 59.7 million pounds of U_3O_8 since inception for a total position of over 78 million pounds. These raises enabled continued purchases of physical uranium, contributing to increased spot market demand and exerting upward pressure on uranium pricing.

- In February 2026, Kazatomprom (KAP) announced its 2026 guidance range of 27,500 to 29,000 tonnes of U_3O_8 (approximately 71 million to 75 million pounds of U_3O_8), noting the actual output will still depend on sulphuric acid availability. The 2026 range represents a further reduction from the planned 2026 production volume KAP had provided in its Competent Persons Report released in August, in which the company had lowered its production forecast from 37,777 tonnes (85 million pounds of U_3O_8) to 29,697 tonnes (77 million pounds of U_3O_8).

- In December, KAP announced amendments to Kazakhstan's Subsoil and Subsoil Use Code that grant the company priority rights to obtain exploration licenses in prospective uranium areas, reserve mineralized blocks, and limit other non-uranium subsoil users' ability to obtain production rights where uranium is discovered. Under the revised framework, production rights may only be transferred to entities in which KAP holds more than a 75% interest, with existing agreements remaining unaffected and additional exploration at producing uranium deposits is reserved exclusively for KAP or entities in which it holds at least a 90% interest.

- In June, Niger announced plans to nationalize the SOMAÏR mine, previously operated as a joint venture between Orano and the Office National des Ressources Minières du Niger. Later in the year, the country's military government moved to sell stockpiled uranium from SOMAÏR on the international market despite ongoing arbitration and external restrictions. The disputed inventory, estimated at 1,150–1,500 tonnes of U_3O_8 (3.0–3.9 million pounds of U_3O_8), was subject to a September ruling by the International Centre for Settlement of Investment Disputes, prohibiting its sale or transfer.

- Boss Energy reported in December that it completed a formal review of the Honeymoon uranium project and initiated a new feasibility study, formally withdrawing its 2021 feasibility study, citing materially outdated assumptions and cost estimates. It is reviewing revised cost, production, and development parameters for 2027 onwards. Boss Energy confirmed that it remains on track to deliver 1.6 million pounds of U_3O_8 in 2026.

- Throughout 2025, several new uranium projects progressed toward production. Lotus Resources restarted operations at the Kayelekera project in Malawi with the project designed for a 10-year mine life and annual production capacity of 2.4 million pounds of U_3O_8. Orano Canada and Denison Mines also commenced production at the McClean North deposit using the proprietary Surface Access Borehole Resource Extraction (SABRE) mining method with planned 2025 production of approximately 0.8 million pounds of U_3O_8.

- In October, GLE announced the conclusion of an independent, third-party validation that GLE had achieved Technology Readiness Level 6 (TRL-6) following the completion of its large-scale enrichment demonstration program. GLE is now focusing on detailed design in order to demonstrate full-scale prototype system performance under relevant conditions (TRL-7).

- In October, Urenco Group (Urenco) announced an expansion of its uranium enrichment capacity at the Almelo facility in the Netherlands, doubling its previously planned buildout to approximately 1.5 million separative work units (SWU) of additional capacity by 2030. Urenco has now committed to approximately 2.5 million SWU of new uranium enrichment capacity globally, including new centrifuge cascades already operating in the US. Urenco USA also received Nuclear Regulatory Commission (NRC) approval to begin producing low-enriched uranium plus (LEU+), enriched up to 10% U-235, to support advanced reactor fuel supply.

- In January 2026, the US DOE announced US$2.7 billion in task order awards to strengthen domestic enrichment services and reduce reliance on Russian material with Centrus Energy, an Orano subsidiary, and General Matter each receiving US$900 million. The DOE also awarded US$28 million to GLE to advance next generation SILEX laser-based enrichment technology.

Long-term contracting creates full-cycle value for proven productive assets

Like other commodities, demand for uranium is cyclical. However, unlike other commodities, uranium is not traded in meaningful quantities on a commodity exchange. The uranium market is principally based on bilaterally negotiated long-term contracts covering the annual run-rate requirements of nuclear power plants, with a small spot market to serve discretionary demand. History demonstrates that in general, when prices are rising and high, uranium is perceived as scarce, and more contracting activity takes place with proven and reliable suppliers. The higher demand discovered during this phase drives investment in higher-cost sources of production, which due to lengthy development timelines, tend to miss the contracting cycle and ramp up after demand has already been captured by proven producers. When prices are declining and low, there is no perceived urgency to contract, and contracting activity and investment in new supply dramatically decreases. After years of low prices, and a lack of investment in supply, and as the uncommitted material available in the spot market begins to thin, security-of-supply tends to overtake price concerns. Utilities typically re-enter the long-term contracting market to ensure they have a reliable future supply of uranium to fuel their reactors.

URANIUM CONTRACTING VOLUMES AND PRICE HISTORY



Source: UxC estimates

UxC reports that over the last five years approximately 589 million pounds U_3O_8 equivalent have been contracted in the long-term market, while approximately 815 million pounds U_3O_8 equivalent have been consumed in reactors. We therefore remain confident that utilities have an increasing level of uncovered requirements.

We believe the current backlog of long-term contracting presents a substantial opportunity for proven and reliable suppliers with tier-one productive capacity and a record of honouring supply commitments. As a low-cost producer, we manage our operations to increase value throughout these price cycles.

UTILITY UNCOVERED REQUIREMENTS
(2025 - 2045)



Source: UxC estimates - December 31, 2025

In our industry, customers do not come to the market right before they need to load nuclear fuel into their reactors. To operate a reactor that could run for more than 60 years, natural uranium and the downstream services have to be purchased years in advance, allowing time for a number of processing steps before a finished fuel bundle arrives at the power plant. At present, we believe there is a significant amount of uranium that needs to be contracted to keep reactors running into the next decade.

UxC estimates that cumulative uncovered requirements are about 3.1 billion pounds to the end of 2045. With the lack of investment over the past decade, there is growing uncertainty about where uranium will come from to satisfy growing demand, and utilities are becoming increasingly concerned about the availability of material to meet their long-term needs. In addition, secondary supplies have diminished, and the material available in the spot market has thinned as producers and financial funds continue to purchase material. Furthermore, geopolitical uncertainty is causing some utilities to seek nuclear fuel suppliers whose values are aligned with their own or whose origin of supply better protects them from potential interruptions, including from transportation challenges or the possible imposition of formal sanctions.

We will continue to take the actions we believe are necessary to position the company for long-term success. Therefore, we will continue to align our production decisions with our customers' needs under our contract portfolio. We will undertake contracting activity which is intended to ensure we have adequate protection while maintaining exposure to the benefits that come from having uncommitted, low-cost supply to place into a strengthening market.

2025 performance highlights

In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. See non-IFRS measures starting on page 66 for more information.

Consolidated financial performance

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED DECEMBER 31			TWELVE MONTHS ENDED DECEMBER 31		
	2025	2024	CHANGE	2025	2024	CHANGE
Revenue	1,201	1,183	2%	3,482	3,136	11%
Gross profit	273	250	9%	970	783	24%
Net earnings attributable to equity holders	199	135	47%	590	172	>100%
$ per common share (diluted)	0.46	0.31	48%	1.35	0.39	>100%
Adjusted net earnings (non-IFRS, see page 66)	217	157	38%	627	292	>100%
$ per common share (adjusted and diluted)	0.50	0.36	38%	1.44	0.67	>100%
Adjusted EBITDA (non-IFRS, see page 66)	591	524	13%	1,929	1,531	26%
Cash provided by operations	677	530	28%	1,408	905	56%

Of note in 2025:

- **Consolidated performance**: Strong fourth quarter results in the uranium and Westinghouse segments provided a boost to annual results, relative to 2024. Net earnings for the quarter and the year increased by $64 million and $418 million compared to 2024, while adjusted net earnings increased by $60 million and $335 million for the quarter and for the year compared to 2024. Full year adjusted EBITDA increased by approximately $398 million to $1.9 billion compared to 2024 mainly due to the contributions from the uranium segment, which reflects an improving price environment, as well as the increase in our share of Westinghouse's annual revenue tied to its participation in the Dukovany construction project. See *non-IFRS measures* starting on page 66 for more information.
- **Strong balance sheet**: Thanks to our risk-mitigated financial discipline, our balance sheet remains strong.
  - As of December 31, 2025, we had $1.2 billion in cash and cash equivalents and short-term investments, with $1.0 billion in total debt.
  - During the year, we repaid the remaining US$200 million on our US term loan, extinguishing the term loan.
  - In February, we received US$49 million from Westinghouse as our first distribution since the acquisition closed and another US$171.5 million in October, related to Westinghouse's participation in the Dukovany construction project. In early 2026, we received another US$49 million as a distribution from Westinghouse.
  - In April, we received a cash dividend of US$87 million, net of withholdings, from JV Inkai.
- **Dividend**: In November, to reflect the improvement in our financial performance and the additional distribution received from Westinghouse, we advanced our dividend growth plan. We increased our annual dividend to $0.24 per common share in 2025, advancing our plan to increase the dividend to $0.24 per common share by one year. See *Return* on page 30 for more details.

Segmented financial performance

HIGHLIGHTS		THREE MONTHS ENDED DECEMBER 31			TWELVE MONTHS ENDED DECEMBER 31		
		2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Revenue ($ millions)	1,027	1,035	(1)%	2,874	2,677	7%
	Gross profit ($ millions)	225	213	6%	803	681	18%
	Earnings before income taxes	274	289	(5)%	954	904	6%
	Adjusted EBITDA (non-IFRS, see page 66)	396	391	1%	1,255	1,179	6%
Fuel services	Revenue ($ millions)	174	148	18%	562	459	22%
	Earnings before income taxes	50	37	35%	179	108	66%
	Adjusted EBITDA (non-IFRS, see page 66)	63	49	29%	219	145	51%
Westinghouse **(our share)**	Revenue ($ millions)	958	841	14%	3,458	2,892	20%
	Net earnings (loss)	26	9	>100%	58	(218)	>100%
	Adjusted EBITDA (non-IFRS, see page 66)	211	162	30%	780	483	61%

Of note in 2025:

- **Uranium**: Fourth quarter earnings before taxes decreased by $15 million and adjusted EBITDA increased by $5 million, compared to 2024, mainly as a result of lower sales volume due to timing of sales. Annual earnings before income taxes increased by $50 million and adjusted EBITDA increased by $76 million compared to 2024. See *Financial results by segment – Uranium* on pages 57 and 63 for more information.

- **Fuel services:** Fourth quarter earnings before taxes increased by $13 million and adjusted EBITDA increased by $14 million compared to 2024, mainly as a result of deliveries under contracts that were entered into in an improved price environment. Annual earnings before income taxes for the year increased by $71 million while adjusted EBITDA increased by $74 million compared to 2024. See *Financial results by segment – Fuel Services* on pages 59 and 65 for more information.

- **Westinghouse**: Westinghouse reported net earnings increased by $17 million (our share) for the fourth quarter, compared to the same quarter last year. Over the year, Westinghouse reported a net earnings increase of $276 million in comparison to 2024. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the fourth quarter of 2025, our share of Westinghouse's adjusted EBITDA increased by $49 million, compared to the fourth quarter of 2024, while over the year, adjusted EBITDA increased by $297 million compared to 2024. In October 2025, Westinghouse made a second cash distribution of US$350 million (US$171.5 million our share) to its owners associated with the cash received in 2025 for its participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, led by Korea Hydro & Nuclear Power. See *Financial results by segment - Westinghouse*, on pages 59 and 65 for more information.

Operational and marketing performance

HIGHLIGHTS			THREE MONTHS ENDED DECEMBER 31			TWELVE MONTHS ENDED DECEMBER 31		
			2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Production volume (million lb)		**6.0**	6.1	(2)%	**21.0**	23.4	(10)%
	Sales volume (million lb)		**11.2**	12.8	(12)%	**33.0**	33.6	(2)%
	Average realized price[1]	(US$/lb)	**65.53**	58.45	12%	**62.11**	58.34	6%
		($/lb)	**91.30**	80.90	13%	**87.00**	79.70	9%
Fuel services	Production volume (million kgU)		**3.8**	3.6	6%	**14.0**	13.5	4%
	Sales volume (million kgU)		**4.4**	4.2	6%	**13.1**	12.1	8%
	Average realized price [2]	($/kgU)	**39.39**	35.41	11%	**43.04**	37.87	14%

[1] Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.

[2] Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Of note in 2025:

- **Uranium**: We produced 21.0 million pounds of uranium (our share), exceeding our revised consolidated annual production guidance of up to 20 million pounds, announced on August 28, 2025. At Cigar Lake, we produced 19.1 million pounds (100% basis), exceeding our annual expectations by 1.1 million pounds. At McArthur River/Key Lake, we produced 15.1 million pounds (100% basis), meeting our revised annual production guidance. See *Uranium production overview* starting on page 77 for more information. Our average realized price in our Uranium segment continued to show improvements as prices under base-escalated and market-related contracts increased. See *Financial results by segment – Uranium* on page 57 for more information.

- **JV Inkai:** Total production from JV Inkai in 2025 was 8.4 million pounds (3.7 million pounds our share) compared to 7.8 million pounds (3.6 million pounds our share) in 2024. During 2025 we received shipments containing the remainder of our share of 2024 production, about 0.9 million pounds, and the entire 3.7 million pounds of our share of Inkai's 2025 production. See *Uranium – production overview* starting on page 77 for more information.

- **Fuel services:** At our Fuel Services division, we produced 14.0 million kgU, including 11.2 million kgU of UF_6, a production record for our Port Hope conversion facility. The improvement of the average realized price in our Fuel Services segment was driven primarily by deliveries under contracts that were entered into in an improved price environment. See *Financial results by segment – Fuel Services* on page 59 for more information.

- **Deliveries and Inventory:** In addition to our uranium production, we purchased a total of 9.6 million pounds of uranium (including JV Inkai purchases). We delivered 33.0 million pounds of uranium in alignment with the commitments under our contract portfolio, and finished 2025 with a uranium inventory of 9.7 million pounds, with an average inventory cost of $61.85 per pound. At fuel services, we delivered 13.1 million kgU of combined fuel services product under contract.

- **Contracting:** In our uranium segment, we continued contract negotiations, successfully adding to our long-term portfolio. After meeting our 2025 delivery commitments, we have long-term commitments to deliver about 230 million pounds of uranium, including an annual average delivery volume of about 28 million pounds over the next five years, that retain exposure to the improving fundamentals as our customers look to secure their long-term needs. In Fuel Services, with strong demand and historically high pricing in the UF_6 conversion market, we were successful in adding new long-term conversion contracts that bring our total contracted volumes to about 83 million kgU of UF_6 that will underpin our fuel services operations for years to come.

See *Operations and projects* beginning on page 74 for more information.

Additional Highlights

- **Westinghouse participation in construction of Dukovany power plant**: In the second quarter of 2025, we announced the benefits expected for Westinghouse and Cameco as a result of Westinghouse's participation in the construction of two nuclear reactors at the Dukovany power plant in the Czech Republic, which include:
  - An increase of approximately US$170 million to our share of Westinghouse's 2025 second quarter revenue.

- Significant expected financial benefits for Westinghouse, as a subcontractor, over the term of the Dukovany construction project and related to the provision of the fuel fabrication services required for both reactors for a specified period.
- **Strategic Partnership with US Government:** In the fourth quarter of 2025, we, alongside Brookfield and Westinghouse, entered into a strategic partnership with the US Government, which is expected to accelerate the deployment of Westinghouse nuclear reactors in the US and globally. This collaboration provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least US$80 billion. The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse's energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors, strengthening our integrated fuel cycle strategy, and supporting long-term growth through rising demand for nuclear fuel products, services and technologies. See *Westinghouse* on page 100 for more information.

Industry prices

	2025	2024	CHANGE
Uranium (US$/lb U_3O_8)[1]			
Average annual spot market price	**73.54**	85.14	(14)%
Average annual long-term price	**81.96**	78.88	4%
Fuel services (US$/kgU as UF_6)[1]			
Average annual spot market price			
North America	**70.79**	68.29	4%
Europe	**70.79**	68.21	4%
Average annual long-term price			
North America	**51.41**	40.57	27%
Europe	**50.74**	40.47	25%
Note: the industry does not publish UO_2 prices.			

[1] Average of prices reported by TradeTech and UxC, LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for 2025 increased to 55 million pounds U_3O_8 equivalent, compared to 47 million pounds U_3O_8 equivalent in 2024. Of the reported spot volume in 2025, about 76% of the purchases were attributed to producers, junior uranium companies, financial funds and intermediaries, compared to over 84% in 2024. In 2025, the uranium spot price ranged from a month-end high of US$82.63 per pound to a month-end low of US$64.23, averaging US$73.54 for the year. This average was down US$11.60 per pound, or 14%, compared to the 2024 average.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-referenced prices (spot and long-term indicators) determined near the time of delivery, which also often include floor prices and ceiling prices that are escalated to time of delivery. The volume of long-term contracting reported by UxC for 2025 was about 116 million pounds U_3O_8 equivalent, which is the same volume as was contracted in 2024. Long-term uranium contracting was steady through 2025, starting slowly due to global macro-economic uncertainty, and customers' focus on downstream services driven by continuing geopolitical tensions, though utility contracting activity increased in late 2025.

The average reported long-term price at the end of the year was US$86.50 per pound, up US$6.00 per pound from the end of 2024. During the year, the uranium long-term price steadily increased from a month-end low of US$80.00 per pound in February 2025 to a high of US$86.50 per pound in December 2025, averaging US$81.96 per pound for the year.

Long term UF_6 conversion prices for North American delivery strengthened notably in 2025, reaching a record high of US$53.63 (per kgU as UF_6) by year end – an increase of US$3.63, or 7%, compared to the end of 2024. This was supported by steady demand for western conversion services, while spot market pricing trended downward on limited spot market volume. In 2025, the reported North American spot price for UF_6 ranged from a month end price of US$92.00 to a low of US$61.50 (per kgU as UF_6), averaging US$70.79 for the year, which was US$2.50 or 4%, higher than the 2024 annual average.



URANIUM (US$/lb U$_3O_8$) AND CONVERSION (US$/kgU UF$_6$) PRICES

Legend:
- Spot uranium price
- Long-term uranium price
- Spot conversion price (North America)
- Long-term conversion price (North America)

Source: Average of prices reported from TradeTech and UxC

Our values and strategy

We believe we have the right strategy to add long-term value and we will do so in a manner that reflects our values. For over 35 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to our efforts to operate in a responsible and sustainable manner, identifying and addressing the risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

Committed to our values

Our values are discussed below. They define who we are as a company, are at the core of everything we do, and help to embed sustainability principles and practices as we execute on our strategy. They are:
- safety and environment;
- people;
- integrity; and,
- excellence.

SAFETY AND ENVIRONMENT

The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.

We are committed to keeping people safe and conducting our business with respect and care for both the local and global environment.

PEOPLE

We value the contribution of every employee, and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.

We are committed to developing and supporting a flexible, skilled, stable and diverse workforce, in an environment that:
- attracts and retains talented people and inspires them to be fully productive and engaged; and,
- encourages relationships that build the trust, credibility and support we need to grow our business.

INTEGRITY

Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.

We are committed to acting with integrity in every area of our business, wherever we operate.

EXCELLENCE

We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium-, and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services, and technologies across the fuel cycle, complemented by our investment in Westinghouse, that support the generation of secure, carbon-free, reliable, and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen the long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to the world's shift to a low-carbon, secure energy economy. It is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that will help achieve climate, energy and national security objectives.

Our strategy is to capture full-cycle value by:
- remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework;

- profitably producing from our tier-one assets and aligning our production decisions in all segments of the fuel cycle with contracted demand and customer needs;
- being financially disciplined to allow us to execute our strategy, invest in new opportunities that are expected to add long-term value, and self-manage risk; and,
- exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy.

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

URANIUM

Uranium production is central to our strategy, as it is the biggest value driver of the nuclear fuel cycle and our business. We have tier-one assets that are licensed, permitted, long-lived, and are proven reliable with capacity to expand. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio of mineral reserves and resources that, in some cases, can leverage our existing infrastructure. Currently, we believe that we have ample productive capacity with the ability to expand as the demand for nuclear energy and nuclear fuel grows.

We are focused on protecting and extending the value of our contract portfolio, on aligning our production decisions with our contract portfolio and market opportunities thereby optimizing the value of our lowest cost assets. We also prioritize maintaining a strong balance sheet, and on efficiently managing the company. We have undertaken a number of deliberate and disciplined actions, including a focus on operational effectiveness to allow us to operate our assets more efficiently and with more flexibility.

FUEL SERVICES

Our fuel services segment supports our strategy to capture full-cycle value by providing our customers with access to refining and conversion services for both heavy-water and light-water reactors, and CANDU fuel and reactor component manufacturing for heavy-water reactors.

As in our uranium segment, we are focused on securing new long-term contracts and on aligning our production decisions with our contract portfolio that will allow us to continue to profitably produce and consistently support the long-term needs of our customers.

In addition, we are pursuing non-traditional markets for our UO_2 and fuel fabrication business and have been actively securing new contracts for reactor components to support refurbishment of Canadian reactors.

WESTINGHOUSE

In 2023, we completed the acquisition of Westinghouse, a global provider of mission-critical and specialized technologies, products and services for light-water reactors across most phases of the nuclear power sector, in a strategic partnership with Brookfield. We own a 49% interest in Westinghouse.

We are enhancing our ability to compete for more business by investing in additional nuclear fuel cycle assets that we expect will continue to augment the core of our business and offer more solutions to our customers across the nuclear fuel cycle. Like Cameco, Westinghouse has nuclear assets that are strategic, proven, licensed and permitted, and that are in geopolitically attractive jurisdictions. We expect these assets, like ours, will participate in the growing demand profile for nuclear energy.

Westinghouse has a stable and predictable core business generating durable cash flows. Like Cameco, Westinghouse has a long-term contract portfolio, which we believe positions it well to compete for growing demand for new nuclear reactors and reactor services, as well as the fuel supplies and services needed to keep the global reactor fleet operating safely and reliably. This strong base of business also helps protect Westinghouse from macro-economic headwinds as utility customers run their critical nuclear power plants. Its durable and growing business is expected to allow Westinghouse to self-fund its approved annual operating budget, to service its annual financial obligations from de-risked cash flows, and to pay annual distributions to its owners.

In 2025, our strategic positioning was further reinforced through a binding term sheet with the US Department of Commerce, to establish a long-term partnership aimed at accelerating the deployment of Westinghouse nuclear reactor technologies across the US. This partnership is expected to support the construction of at least US$80 billion in new Westinghouse reactors. See *Westinghouse* starting on page 100 for more information.

OTHER NUCLEAR FUEL CYCLE INVESTMENTS

We continually evaluate investment opportunities within the nuclear fuel value chain that align well with our commitment to not only add long-term value by managing our business responsibly and sustainably, but also allow us to contribute to energy and national security solutions. Expanding our participation in the fuel cycle is expected to complement our tier-one uranium and fuel services assets, creating new revenue opportunities, and it enhances our ability to meet the increasing needs of existing and new customers for secure, reliable nuclear fuel supplies, services and technologies.

In particular, we are interested in the second largest value driver of the fuel cycle - enrichment - and have a 49% interest in Global Laser Enrichment LLC (GLE). GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. We are the commercial lead for the GLE project with an option to attain a majority interest of up to 75% ownership. See *Global Laser Enrichment* starting on page 106 for more information.

Additionally, through our investment in Westinghouse, we continue to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We will make an investment decision when an opportunity is available both at the right time and the right price. We strive to pursue corporate development initiatives that will leave us and our stakeholders in a fundamentally stronger position. As such, an investment opportunity is never assessed in isolation. Investments must compete for investment capital with our own internal growth opportunities. They are subject to our capital allocation process described under *Capital Allocation – Disciplined Financial Management*, starting on page 29.

BUILDING A BALANCED PORTFOLIO

The purpose of our contracting framework is to deliver value. Our approach is to secure a solid base of earnings and cash flow by maintaining a balanced contract portfolio that optimizes our realized price.

Contracting decisions in all segments of our business need to consider the nuclear fuel market structure, the nature of our competitors, and the current market environment. Most run-rate fuel requirements in our industry are procured under long-term contracts. The spot market is thinly traded, where utilities tend to buy small, discretionary volumes. This market structure is reflective of the baseload nature of nuclear power and the relatively small proportion of the overall operating costs the fuel represents compared to other sources of baseload electricity. Additionally, over two thirds of the fuel supply typically comes from state-owned entities, some of whom have production volume strategies or ambitions to serve state nuclear power programs with low-cost fuel supplies, or from diversified mining companies that produce uranium as a by-product. We evaluate our strategy in the context of our market environment and continue to adjust our actions in accordance with our contracting framework:

- First, we build a long-term contract portfolio by layering in volumes over time. We will compete for customer demand in the market where we think we can obtain value and, in general, as part of longer-term contracts. Our contracting decisions factor in who the customer is, our desire for regional diversification, the product form, logistical factors, and our broader corporate strategy. Contracting opportunities may come in various forms and will be additive to our current committed sales.
- Based on our portfolio of long-term contracts, we decide how to best source material to satisfy that demand, planning our production in accordance with our contract portfolio and other available sources of supply. We do not plan our production from our tier-one assets to sell in the spot market.
- We do not intend to build an inventory of excess uranium. Excess inventory contributes to the sense that uranium is abundant and creates an overhang on the market, and it ties up working capital on our balance sheet.

- Depending on the timing, volume, and certainty of our planned production, purchase commitments, and inventory levels, we may be active buyers in the uranium market as an alternate source of short-, medium- or long-term supply. We generally plan for our annual delivery commitments to slightly exceed the annual supply we expect from our production and long-term purchase commitments, and may undertake spot market purchases to meet our delivery commitments. In general, if we choose to purchase material to meet demand, we expect the cost of that material will be more than offset by the volume of commitments in our sales portfolio that are exposed to market prices over the long term. We may also utilize flexible product loan arrangements to cover short-term supply variability and optimize our overall inventory position.

Ultimately, our goal is to protect and extend the value of our contract portfolio on terms that recognize the value of our assets, including future development projects, and achieve pricing mechanisms that provide adequate protection when prices go down and exposure to rising prices. We believe using this framework will allow us to create long-term value. Our focus will continue to be on ensuring we have the financial capacity to execute our strategy and self-manage risk.

LONG-TERM CONTRACTING

Uranium is not traded in meaningful quantities on a commodity exchange. Utilities have historically bought the majority of their uranium and fuel services products under long-term contracts that are bilaterally negotiated with suppliers. The spot market is discretionary and typically used for small one-time volumes, not to satisfy annual demand. We sell uranium and fuel products and services directly to nuclear utilities around the world as uranium concentrates, UO_2 and UF_6, conversion services, or fuel fabrication and reactor components for CANDU heavy water reactors. We have a solid portfolio of long-term sales contracts that reflects our reputation as a proven, reliable supplier of geographically stable supply, and the long-term relationships we have built with our customers.

In general, we are active in the market when it is beneficial for us and in support of our long-term contract portfolio. We undertake activity in the spot and term markets prudently, looking at the prices and other business factors to decide whether it is appropriate to participate in the spot or term market. Not only is this activity a source of profit, but it also gives us insight into underlying market fundamentals.

We deliver the majority of our uranium under long-term contracts each year, some of which are tied to market-related pricing mechanisms quoted at the time of delivery. Therefore, our net earnings and operating cash flows are generally affected by changes in the uranium price. Market prices are influenced by the fundamentals of supply and demand, market access and trade policy issues, geopolitical events, disruptions in planned supply and demand, and other market factors.

The objectives of our contracting strategy are to:
- optimize realized price by balancing exposure to future market prices while providing some certainty for our future earnings and cash flow;
- retain the flexibility to invest in our assets in step with the ongoing market transition; and,
- maintain a disciplined approach that optimizes the value of our in-ground inventory, based on our view that prevailing industry expectations likely overestimate future supply and underestimate future demand.

We have a portfolio of long-term contracts, each bilaterally negotiated with customers, that have a mix of base-escalated pricing and market-related pricing mechanisms, including provisions that provide exposure to rising market prices while also protecting us when the market price is declining. This is a balanced and flexible approach that allows us to adapt to market conditions, put a floor on our average realized price and deliver the best value over the long term.

This approach has allowed our realized price to outperform the market during periods of weak uranium demand, and we expect it will enable us to realize increases linked to higher market prices in the future.

Base-escalated contracts for uranium: use a pricing mechanism based on a term-price indicator at the time the contract is accepted and escalated to the time of each delivery over the term of the contract.

Market-related contracts for uranium: are different from base-escalated contracts in that the pricing mechanism may be based on either the spot price or the long-term price, and that price is generally set a month or more prior to delivery rather than at the time the contract is accepted. These contracts may provide discounts and typically include floor prices and/or ceiling prices, which are established at the time of contract acceptance and usually escalate over the term of the contract.

Fuel services contracts: the majority of our fuel services contracts use a base-escalated mechanism per kgU and reflect the market at the time the contract is accepted.

OPTIMIZING OUR CONTRACT PORTFOLIO

We work with our customers to optimize the value of our contract portfolio. With respect to new contracting activity, there is often a lag from when contracting discussions begin and when contracts are executed. With a value-driven strategy and numerous contracting opportunities in our uranium segment, we continue to be strategically patient in considering the commercial terms we are willing to accept. We layer in contracts over time, with higher commitments in the near term and declining over time in anticipation of utilities growing uncovered requirements. Demand may come in the form of off-market negotiations or through on-market requests for proposals. We remain confident that we can add acceptable new sales commitments to our portfolio of long-term contracts to underpin the ongoing operation of our productive capacity and capture long-term value.

Given our view that additional long-term supply will need to be incented to meet the growing demand for safe, reliable, carbon-free nuclear energy, our preference today is to sign long-term contracts with market-related pricing mechanisms. However, we believe our customers expect prices to rise and prefer to lock in today's prices, with a fixed-price mechanism. Our goal is to balance all these factors, along with our desire for customer and regional diversification, with product form, and logistical factors to ensure we have adequate protection and will have exposure to rising market prices under our contract portfolio, while maintaining the benefits that come from having low-cost supply to deliver into a strengthening market.

At times, we may also look for opportunities to optimize the value of our portfolio. In cases where there is a changing policy, operating, or economic environment, including the introduction of new taxes or tariffs in certain jurisdictions, we manage risk accordingly. We have taken actions such as positioning material ahead of expected deliveries, revising our contract terms to protect us from unexpected future implementation of taxes or tariffs, and adjusting our contracts to minimize potential negative impacts while maintaining strong customer relationships, and we will continue to consider additional mitigation in the future.

CONTRACT PORTFOLIO STATUS

We have executed contracts to sell about 230 million pounds of U_3O_8 with 39 customers worldwide in our uranium segment, and about 83 million kilograms as UF_6 conversion with 33 customers worldwide in our fuel services segment. We sell uranium and fuel services products to nuclear utilities in 16 countries.

Customers – U_3O_8:
Five largest customers account for 56% of commitments

COMMITTED U_3O_8 SALES BY REGION



Asia 22%
Americas 38%
Europe 40%

Customers – UF$_6$ conversion:
Five largest customers account for 53% of commitments

COMMITTED UF$_6$ SALES BY REGION



Asia 9%

Americas 43%

Europe 48%

MANAGING OUR CONTRACT COMMITMENTS

We allow sales volumes to vary year-to-year depending on:
- the level of sales commitments in our long-term contract portfolio
- market opportunities; and,
- our sources of supply

To meet our delivery commitments and to mitigate risk, we have access to a number of sources of supply, which includes uranium obtained from:
- our productive capacity
- purchases under our JV Inkai agreement, under long-term agreements and in the spot market
- our inventory in excess of our working requirements; and,
- product loans

OUR SUPPLY DISCIPLINE

As spot is not the fundamental market, true value is built under a long-term contract portfolio and is measured over the full commodity cycle. Therefore, we align our uranium production decisions with our contract commitments and market opportunities to avoid carrying excess inventory or having to sell into a spot market where there is typically no fundamental demand from end-users to absorb additional supply. In accordance with market conditions and our contract portfolio, we evaluate the optimal mix of our production and purchases, in order to satisfy our contractual commitments, maintain an appropriate working inventory and realize the best return over the entire commodity cycle.

Today, we believe the uranium market is in transition, driven by the growing demand for nuclear energy and the increasing recognition that it is essential for energy security, national security, and climate security. However, as the transition continues, we will not act in advance of market demand. Our production decisions will continue to be aligned with market opportunities and our ability to secure the appropriate long-term contract homes for our unencumbered, in-ground inventory. We expect to maintain supply discipline by placing our uranium under long-term contracts and investing in our best margin assets to meet those commitments.

Our production plans for McArthur River/Key Lake and Cigar Lake are expected to generate strong financial performance by allowing us to source the majority of our committed sales from the lower cost produced pounds. We are investing in capital projects to help ensure the reliability and sustainability of our existing operations, and to replace aging infrastructure in order to maintain capacity at current production levels and to position us for future production flexibility, although no decision on future production levels has been made. In addition, with conversion demand elevated, we have been successful in securing long-term sales commitments that will support optimizing production at Port Hope, which is expected to further improve its contribution to our financial results. However, we remain in supply discipline. Our Rabbit Lake and US In Situ Recovery (ISR) assets remain in a safe state of care and maintenance, and we expect to continue to adjust our production in accordance with our contract portfolio. This will remain our production plan until we see further improvements in the term uranium market and contracting progress, once again demonstrating that we are a responsible fuel supplier.

MANAGING OUR COSTS

Production costs

In order to operate efficiently and cost-effectively, we manage operating costs and improve plant reliability by prudently investing in production infrastructure, new technology, and business process improvements. Like all mining companies, our uranium segment is affected by the cost of inputs such as labour and fuel.

2025 URANIUM OPERATING COSTS BY CATEGORY



Production Supplies 32%

Labor 38%

Contracted Services 30%

* Production supplies include reagents, fuel and other items. Contracted services include utilities and camp costs, air charters, mining and maintenance contractors and security and ground freight.

The annual cash cost of production reflects the operating cost of mining and milling our share of the Cigar Lake, McArthur River, and Key Lake operations. The annual cost of production will reflect a combined cost of all our operating uranium assets. See *2025 financial results by segment – Uranium* starting on page 57 for more information. In 2026, our cash production costs may continue to be affected by inflation, the availability of personnel with the necessary skills and experience, supply chain challenges impacting the availability of materials and reagents, and continued work to maintain the long-term reliability of our assets.

Operating costs in our fuel services segment are mainly fixed. In 2025, labour and contracted services in fuel services accounted for about 60% of the total. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by zirconium, and energy (natural gas and electricity).

We continue to look to adopt innovative and advanced digital and automation technologies to improve efficiency and operational flexibility and to further reduce costs.

Care and maintenance costs

In 2026, we expect to incur between $62 million and $67 million in care and maintenance costs related to the suspension of production at our Rabbit Lake mine and mill, and our US operations. Production at these operations is higher-cost and the timing of a restart is uncertain. We continue to evaluate our options in order to minimize these costs.

Purchases and inventory costs

Our costs are also affected by the purchases of uranium and conversion services we make under long-term contracts and on the spot market.

To meet our delivery commitments, we make use of our mined production, inventories, purchases of our share of material from Inkai, purchases under long-term contracts, purchases we make on the spot market and product loans. In 2026, we expect the price for the majority of our purchases will be quoted at the time of delivery.

The cost of purchased material may be higher or lower than our other sources of supply, depending on market conditions. The cost of purchased material affects our cost of sales, which is determined by calculating the average of all of our sources of supply, including opening inventory, production, and purchases, and adding royalties, selling costs, and care and maintenance costs. Our cost of sales could be impacted if we do not achieve our annual production plan, or if we are unable to source uranium as planned, and we are required to purchase uranium at prices that differ from our cost of inventory. In addition, our cost of sales is impacted by our outstanding product loans which are revalued each period based on our weighted average carrying cost of inventory.

Potential tariff impact

While we currently do not anticipate the direct impact of a tariff in the US to be material on our 2026 financial results, there continues to be uncertainty around the exact details of how these tariffs may be applied or if they will be applied to uranium products. See *Optimizing our contract portfolio* for more information.

Financial impact

The growing demand for nuclear power due to its safety, carbon-free energy, reliability, security and affordability attributes has contributed to increased demand for nuclear fuel products and services. As a result, we have seen significant price increases across the nuclear fuel value chain, which reflect the need for capacity increases to satisfy the projected growth.

The deliberate and disciplined actions we took to curtail production and streamline operations over the past decade came with costs like care and maintenance costs, operational readiness costs, and purchase costs higher than our production costs. However, we considered these costs as investments in our future.

Today, thanks to our investments, and with our continued ability to secure new long-term sales commitments, we believe we are well-positioned for growth. Our core growth is expected to come from our existing mining and fuel services assets. We believe we have sufficient productive capacity, including the ability to expand our existing assets. We do not have to build greenfield capacity to pursue new opportunities, a position we have not enjoyed in previous price cycles.

And, with our 49% interest in Westinghouse, we expect to be able to expand our growth profile by extending our reach in the nuclear fuel cycle at a time when there are tremendous tailwinds for the nuclear power industry. We are extending our reach with an investment in assets like ours, that are strategic, proven, licensed and permitted, are located in geopolitically favourable jurisdictions, and we expect will be able to grow from their existing footprint. These assets are also expected to provide new opportunities for our existing suite of uranium and fuel services assets.

We believe our actions and investments have helped to position the company to self-manage risk, generate strong financial performance, and allow us to execute on our strategy while rewarding our stakeholders for their continued patience and support of our strategy to build long-term value.

CAPITAL ALLOCATION – DISCIPLINED FINANCIAL MANAGEMENT

Delivering long-term value is a top priority. We continually evaluate our investment options to ensure we allocate our capital in a way that we believe will:
- sustain our assets and grow our core business in a manner that we expect will generate ongoing liquidity and create sustainable long-term value;
- maintain a strong balance sheet that will allow us to execute our strategy, take advantage of strategic opportunities and self-manage risk while navigating by our investment-grade rating; and
- allow us to sustainably deliver a dividend while considering the cyclical nature of our earnings and cash flow.

To generate value, we must productively and proactively reinvest in the business. We start by determining how much cash we have to invest (investable capital). Investable capital takes into account our expected cash flow from operations, including the expected cash distributions from JV Inkai and our Westinghouse investment, less the cash required to satisfy our financing costs, for working capital purposes, and the other uses of cash we consider to be higher priority, such as dividends. This investable capital can be reinvested in the core business of the company. We expect that we will generate sufficient free cash flow to support ongoing investment in the long-term sustainable production from our tier-one assets. Additional free cash flow can be used to take advantage of opportunities in line with our long-term strategy, to manage our balance sheet for the future, or it could be returned to shareholders.

Reinvestment / Investment

We have a multidisciplinary capital allocation committee that evaluates all sustaining, capacity replacement, or growth investment opportunities.

For our core business, opportunities are ranked using return criteria that includes both financial and non-financial metrics, with a current priority focus on five main value drivers:
- cost reduction;
- enabling digital technology;
- operational flexibility;
- improving safety performance; and
- emission reduction.

Only those that meet the required risk-adjusted return criteria are considered for investment.

Growth opportunities across the fuel cycle and new and existing investments must also demonstrate a sufficient risk-adjusted return to support deployment of capital.

We also must identify, at the corporate level, the expected impact on cash flow, earnings, and the balance sheet. All project risks must be identified, including the risks of not investing. Allocation of capital only occurs once an investment has cleared these hurdles.

This may result in some opportunities being held back in favour of higher return investments and should allow us to generate the best return on investment decisions when faced with multiple prospects, while also controlling our costs and meeting sustainability objectives.

Supported by a similar capital allocation process, we expect Westinghouse to self-fund opportunities identified in its business plan and to provide us with a distribution to the extent the funds are not prioritized for reinvestment.

Return

We believe in returning cash to shareholders under appropriate circumstances and we plan our dividend to be sustainable. To recognize the return to our tier-one run rate, and in line with the principles of our capital allocation framework, we had recommended, to our board of directors, a dividend growth plan for consideration to reach $0.24 per common share by 2026. Between 2023 and 2025 we doubled our annual dividend from $0.12 per common share, to $0.24 per common share, reaching $0.24 per common share ahead of plan.

If we have excess cash and determine the best use is to return it to shareholders, we can do that through a share repurchase or dividend—an annual dividend, one-time supplemental dividend or a progressive dividend. The decision to return capital and the type of return is evaluated regularly by our board of directors with careful consideration of our cash flow, liquidity, financial position, strategy, capital structure and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

In Action

During 2025, we made planned investments in our tier-one assets to ensure long-term sustainability of these low-cost operations. We also made the final repayment of US$200 million on the US$600 million floating-rate term loan that was used to finance the acquisition of Westinghouse in late 2023. The term loan is now fully extinguished. See *Liquidity and capital resources – Financing Activities* starting on page 51 for more information.

A distribution of US$100 million from Westinghouse was paid in February 2025, of which our share was US$49 million. This was the first distribution since the acquisition closed. Additionally, we received US$171.5 million in October, representing our share of a distribution from Westinghouse related to participation in the construction project for two nuclear reactors at the Dukovany power plant in Czech Republic. To reflect the improvement in our financial performance and the additional distribution received from Westinghouse, we advanced our dividend growth plan, paying a $0.24 per common share dividend in 2025.

Our priorities in 2026 remain focused on delivering from our tier-one assets. We are continuing to invest to help ensure reliability and sustainability of existing operations, and to replace aging infrastructure to maintain capacity at current production levels. While no decision has been made to increase production, we are also positioning for future production flexibility, including to achieve licensed capacity at McArthur River/Key Lake of 25 million pounds per year (100% basis) in line with market demand. Additionally, we will maintain our focus on improving operational effectiveness across the company through, for example, the use of digital and automation technologies. The particular goals of this work are to reduce operating costs, increase operational flexibility, improve our safety performance and reduce our impact on the environment, including the reduction of our GHG emissions.

If the market transition continues as expected, our priorities might include consideration of:
- the opportunities available to add value with our licensed and permitted tier-two assets and brownfield infrastructure;
- further value-adding opportunities in the nuclear fuel value chain; and
- the return of excess cash to shareholders.

Any opportunities will be rigorously assessed by our capital allocation committee and our board of directors before an investment decision is made.

Dividend

In 2025, our board of directors declared a 2025 annual dividend of $0.24 per common share, which was paid on December 16, 2025. See the section titled *Return* on page 30 for more information regarding the factors the board considers in deciding to declare an annual dividend.

Shares and stock options outstanding

At February 11, 2026, we had:
- 435,532,978 common shares and one Class B share outstanding
- 39,063 stock options outstanding, with an exercise price of $15.27

Our sustainability principles and practices

A key part of our strategy, reflecting our values

We are committed to delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation, to our overall corporate strategy, risk management, and day-to-day operations, and in alignment with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as safety performance, a clean environment and supportive communities, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

Our board of directors holds the highest level of oversight of our business strategy and strategic risks, including sustainability matters. Oversight of sustainability reporting and disclosure has been delegated by the board to the Safety, Health and Environment (SHE) committee of the board. We also have a multi-disciplinary sustainability steering committee, chaired by our senior vice-president and chief corporate officer that includes representatives from across the organization whose role is to review our sustainability governance and reporting, as well as our current approach to sustainability, against evolving trends. Additional information about the governance of our sustainability matters is included in our most recent Sustainability Report.

As part of our effort to continually improve our sustainability commitments and communications, we generally align our sustainability performance indicators with those recommended by the Sustainability Accounting Standards Board (SASB). We also have a section in our Sustainability Report that addresses our response to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

In June 2025, we published our 2024 Sustainability Report. The report sets out our strategy and the policies and programs we use to govern and manage sustainability issues that are important to our stakeholders. In addition to SASB and TCFD, the report provides key sustainability performance indicator data based on the Global Reporting Initiative's Sustainability Framework, as well as some unique corporate indicators, to measure and report on our environmental, social and economic performance in the areas we believe could have a significant effect on our sustainability in the long-term and are important to our stakeholders.

At Cameco, our approach to stewardship is guided by our corporate governance framework, which includes a strong and established Cameco Management System (CMS), which sets out our vision, values, and measures of success. The CMS describes the framework of policies, programs, and procedures we use to help us fulfill all the tasks required to achieve our objectives, strategy and practices, and are continuously evaluated and reviewed to improve their rigour.

There are ten policies identified in the CMS that provide high-level direction to Cameco across all sustainability topics. The specific policies include: Code of Conduct and Ethics; Corporate Disclosure; Delegation of Financial Authority; Electronic Information and Information Technology Security; Mineral Reserve and Resource; Our People; Procurement of Goods and Services; Risk; Safety, Health, Environment and Quality; and Sustainability. These policies help speak to our strategic planning process, leadership alignment and accountability, compliance and assessment, people and culture, process identification and work management, risk management, communications and stakeholder support, knowledge and information management, change management, problem identification and resolution, and continual improvement.

ENVIRONMENT

We acknowledge and embrace our responsibility to manage our activities with care for the protection of environmental resources. Our stewardship is guided by established policies and programs designed to minimize our impacts on air, land and water, and to safeguard the biodiversity of surrounding ecosystems.

Within our CMS, we have an integrated Safety, Health, Environment and Quality Management System. Alignment with, and certification to the ISO standards is important to us as it is one of the world's most widely recognized set of standards. Due to the multi-disciplinary nature of this system, we maintain ISO 14001 certification of the environmental components of the management system at the corporate level and align the safety and health components of our management system with ISO 45001.

Climate Action

We are committed to taking action to address climate security in a manner that we expect to add long-term value for our stakeholders. The reduction of carbon and greenhouse gas (GHG) emissions is important and necessary in Canada and around the world. Policy makers and major industries recognize that nuclear power must be a central part of the solution to the world's shift to a low-carbon, energy secure and climate-resilient economy. Several nations have reaffirmed their commitments to nuclear power and are developing plans to support existing reactors and are reviewing their policies to encourage more nuclear capacity.

As one of the world's largest producers of the uranium needed to fuel nuclear reactors, we believe this represents a significant business opportunity for us. By delivering our products and services responsibly and profitably, we can be a part of the solution to enhance national, energy, and climate security given 100% of our product is used to produce reliable carbon-free baseload electricity. We enable secure baseload power and emissions reductions globally through nuclear power and are committed to responsibly managing our already low operational GHG emissions footprint as we work towards our ambition of achieving net-zero emissions while delivering significant long-term business value.

Cameco has put its support behind Net Zero Nuclear, a declaration that was launched at COP28. Net Zero Nuclear is an initiative between government, industry leaders and civil society to triple global nuclear capacity to achieve carbon neutrality by 2050. As a strategic partner, we can assist with deepening industry support for this initiative, which was launched by the World Nuclear Association and the Emirates Nuclear Energy Corporation, with the support of the Atoms4NetZero initiative launched by the International Atomic Energy Agency at the 2023 World Nuclear Symposium in London. Since its launch, more than 130 companies have endorsed the Net Zero Nuclear Industry Pledge, along with 16 financial institutions and 33 countries that have signed the declaration.

When it comes to climate security, we have tracked and reported our GHG emissions for more than two decades. A summary of our activities to understand and mitigate the risks associated with climate security is reported to the board of directors on a regular basis in accordance with our Risk Management program, including the mitigating controls and management actions taken to reduce these risks.

In 2022, we undertook a planning process to outline our overarching Low Carbon Transition Plan. Within this plan, we set a target to reduce our combined Scope 1 and 2 GHG emissions by 30% by 2030, from 2015 levels, using practical and achievable actions to decarbonize our operations. In October 2025, the Government of Saskatchewan released the *First Energy Security Strategy and Supply Plan* directing SaskPower to extend the life of up to 1,530 MW of existing coal-fired power assets beyond 2030 and as far out as 2050 as a bridge to nuclear power generation. This policy changes the rate of SaskPower's previously planned decarbonization approach, which impacts key assumptions underlying Cameco's expected Scope 2 emissions reductions by 2030. We expect to complete our first planned three-year review cycle for Cameco's Low Carbon Transition Plan in 2026. The update will consider climate policy changes made since its initial release, the resulting impacts to our operations, decarbonization pathways and climate risk management approaches.

We recognize that climate change, including shifts in temperature, precipitation and more frequent severe weather events could affect our operations in a range of possible ways. As part of our efforts, we have completed climate change scenario analyses to understand how projected long-term changing climate conditions could impact our employees, assets, and operations in Canada and the US. The results informed climate adaptation plans developed in 2025 for each of our majority-owned and operated sites, outlining projects and further studies to strengthen long-term resilience to projected long-term climate conditions.

SOCIAL

Our relationships with our workforce, Indigenous Peoples, and local communities are fundamental to our success. The safety and protection of our workforce and the public is our top priority in our assessment of risk and planning for safe operations and product transport. To deliver on our strategy, we invest in programs to attract and retain a skilled workforce that has a broad range of complementary skills, abilities and experience, that reflect the communities in which we operate and to help increase the participation of underrepresented groups in trades and technical positions. We want to build a workforce that is dedicated to continuous improvement and shares our values.

We have a five-pillar approach to develop and maintain long-term relationships and provide opportunities for those living in areas near our operations. The five pillars include workforce development, business development, community investment, environmental stewardship, and community engagement. To strengthen relationships and shape them into mutually beneficial partnerships, we have established agreements with northern and Indigenous communities near our operations that allow us to determine focus areas based on the community's unique needs, optimizing benefits to the community, providing certainty around community investment and local business opportunities.

GOVERNANCE

We believe that sound governance is the foundation for strong corporate performance. Our diverse and independent board of directors' primary role is to provide strategic direction and risk oversight in order to help the company achieve its objectives. The board guides the company efforts to operate as a sustainable business, to optimize financial returns while effectively managing risk, and to conduct business in a way that is transparent, independent, and ethical.

The board has formal governance guidelines that set out our approach to governance and the board's governance role and practices. The guidelines are intended to ensure that we comply with all applicable governance rules and legislation in Canada and the US, conduct ourselves in the best interests of our stakeholders, and meet industry best practices. The guidelines are reviewed and updated regularly.

Risk and Risk Management

Our board of directors oversees management's implementation of appropriate risk management processes and controls. We have a Risk Policy that is supported by our formal Risk Management Program.

Our Risk Management Program involves a broad, systematic approach to identifying, assessing, monitoring, reporting and managing the significant risks we face in our business and operations, including risks that could impact our four measures of success. The program is based on the ISO 31000 Risk Management guidelines. ISO 31000 provides guidance on risk management activities with internationally recognized practices and provides sound principles for effective management and governance of risks. Our program applies to all risks facing the company. The program establishes clear accountabilities for employees throughout the company to take ownership of risks specific to their area and to effectively manage those risks. The program is reviewed annually to ensure that it continues to meet our needs.

We use a common risk matrix throughout the company. Any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan is considered an enterprise risk and is brought to the attention of senior management and the board. We continually update our risk profile by performing regular monitoring of risks across the organization. Regular monitoring helps us to properly manage risks and identify any new risks. Detailed risk reporting is provided on a quarterly basis to senior management and the board and its committees on the status of the mitigating and/or monitoring plans for each of the enterprise risks.

In addition to considering the other information in this MD&A, you should carefully consider the material risks discussed starting on page 4, under the heading *Managing the risks* starting on page 75, and the specific risks discussed under each operation, advanced project, and other fuel cycle investment update in this document. These risks, however, are not a complete list of the potential risks our operations, advanced projects, or other investments face. There may be others we are not aware of or risks we feel are not material today that could become material in the future.

We recommend you also review our annual information form, which includes a discussion of other material risks that could have an impact on our business.

Measuring our results

Targets and Metrics: The link to executive pay

Each year, we set corporate objectives that are aligned with our strategic plan. These objectives fall under our four measures of success: outstanding financial performance, safe, healthy and rewarding workplace, clean environment and supportive communities. Performance against specific targets under these objectives forms the foundation for a portion of annual employee and executive compensation. See our most recent management proxy circular for more information on how executive compensation is determined.

We saw a significant improvement in our financial performance (earnings and cash flow) as our average realized price reflected the improving market and we benefited from our investment in Westinghouse. We met or exceeded all targets but performance on our leading safety indicators, which was slightly below the target range in 2025. We remain committed to improvement as reflected in our objectives for 2026.

2025 OBJECTIVES[1]	TARGET	RESULTS
OUTSTANDING FINANCIAL PERFORMANCE		
Earnings measure	Achieve targeted adjusted net earnings.	• adjusted net earnings were above the target
Cash flow measure	Achieve targeted funds from operations[2].	• funds from operations were above the target
SAFE, HEALTHY AND REWARDING WORKPLACE		
Workplace safety measure	Strive for no injuries at all Cameco-operated sites. Maintain a long-term downward trend in combined employee and contractor total recordable injury rate while achieving targets on specified leading indicators.	• achieved our target for total recordable injury rate (TRIR) • performance on the targeted leading indicators was slightly below the target range
CLEAN ENVIRONMENT		
Environmental performance measures	Achieve corporate environmental targets. Develop site-specific adaptation plans to address potentially significant physical climate risks (majority owned and operationally controlled sites).	• performance on corporate environmental measures was within the target range • performance on the adaptation plans to address physical climate risks measure was above the target
SUPPORTIVE COMMUNITIES		
Stakeholder support measure	Strengthen relationships and further support development of northern Saskatchewan owned business capacity. Focus on identifying and building a program of baseload work with Preferred Northern Contractors (PNCs) in complex service category	• performance on the development of northern Saskatchewan business capacity measure was above the target

[1] Detailed results for our 2025 corporate objectives and the related targets will be provided in our 2026 management proxy circular prior to our Annual Meeting of Shareholders on May 7, 2026.
[2] Funds from operations is defined as cash flow from operations before working capital changes.

2026 objectives

OUTSTANDING FINANCIAL PERFORMANCE
• Achieve targeted financial measures.

SAFE, HEALTHY AND REWARDING WORKPLACE
• Improve workplace safety performance at all sites.

CLEAN ENVIRONMENT
• Improve environmental performance at all sites and continue to execute on our Low Carbon Transition Plan.

SUPPORTIVE COMMUNITIES
• Build and sustain strong stakeholder support for our activities.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

2025 consolidated financial results

In the fourth quarter of 2023, we announced the closing of the acquisition of a 49% interest in Westinghouse. Effective November 7, 2023, we began equity accounting for this investment. Our share of Westinghouse's earnings has been reflected in our financial results from that date.

HIGHLIGHTS DECEMBER 31 ($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	2023	CHANGE FROM 2024 TO 2025
Revenue	3,482	3,136	2,588	11%
Gross profit	970	783	562	24%
Net earnings attributable to equity holders	590	172	361	>100%
$ per common share (basic)	1.35	0.40	0.83	>100%
$ per common share (diluted)	1.35	0.39	0.83	>100%
Adjusted net earnings (non-IFRS, see page 66)[1]	627	292	383	>100%
$ per common share (adjusted and diluted)	1.44	0.67	0.88	>100%
Adjusted EBITDA (non-IFRS, see page 66)	1,929	1,531	884	26%
Cash provided by operations	1,408	905	688	56%

[1] In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

Net earnings

The following table shows what contributed to the change in net earnings in 2025 compared to 2024 and 2023.

($ MILLIONS)		2025	2024	2023
Net earnings - previous year		**172**	**361**	**89**
Change in gross profit by segment				
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)				
Uranium	Impact from sales volume changes	(11)	22	30
	Higher realized prices	170	390	208
	Foreign exchange impact on realized prices	71	26	95
	Higher costs	(108)	(203)	(9)
	change – uranium	122	235	324
Fuel services	Impact from sales volume changes	8	2	9
	Higher realized prices	68	27	32
	Higher costs	(8)	(47)	(34)
	change – fuel services	68	(18)	7
Other changes				
Higher administration expenditures		(58)	(7)	(74)
Higher exploration and research and development expenditures		(10)	(17)	(16)
Change in reclamation provisions		(10)	30	31
Change in gains or losses on derivatives		278	(221)	111
Change in foreign exchange gains or losses		(127)	50	(58)
Change in earnings from equity-accounted investees		227	(165)	60
Bargain purchase gain on CLJV ownership interest increase		-	-	(23)
Higher (lower) finance income		2	(91)	75
Lower (higher) finance costs		32	(31)	(30)
Change in income tax recovery or expense		(103)	41	(130)
Other		(3)	5	(5)
Net earnings - current year		**590**	**172**	**361**

Average realized prices

		2025	2024	2023	CHANGE FROM 2024 TO 2025
Uranium[1]	US$/lb	**62.11**	58.34	49.76	6%
	$/lb	**87.00**	79.70	67.31	9%
Fuel services	$/kgU	**43.04**	37.87	35.61	14%

[1] Average realized foreign exchange rate (USDCAD): 2025 – 1.40, 2024 – 1.37 and 2023 – 1.35.

Revenue

The following table shows what contributed to the change in revenue from 2024 to 2025.

($ MILLIONS)	
Revenue – 2024	**3,136**
Uranium	
Lower sales volume	(44)
Higher realized prices	241
Fuel services	
Higher sales volume	35
Higher realized prices	68
Other	46
Revenue – 2025	**3,482**

See 2025 *Financial results by segment* on page 57 for more detailed discussion.

THREE-YEAR TREND

In 2024, revenue increased by 21% compared to 2023 due to a 24% increase in the uranium segment and an 8% increase in our fuel services segment. Both segments saw significant increases in the average realized price and while sales volume remained constant in fuel services, the uranium segment saw an increase in volume.

In 2025, revenue increased by 11% compared to 2024 due to a 7% increase in the uranium segment and a 22% increase in our fuel services segment. Both segments saw increases in the average realized price and while sales volume was slightly lower in our uranium segment, there was an increase in fuel services volume. See notes 17 and 27 in our annual financial statements for more information.

SALES DELIVERY OUTLOOK FOR 2026

For 2026, we have committed sales volumes in our uranium segment of between 29 million and 32 million pounds.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries. As a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly. For 2026, based on delivery notices we have received to date, we expect uranium deliveries to be relatively even throughout the year, as shown below. However, not all delivery notices have been received to date, and the expected delivery pattern could change. Typically, we receive notices at least six months in advance of the requested delivery date.



ANNUAL DELIVERY VOLUME PERCENTAGE DISTRIBUTION BY QUARTER

Source: Cameco reports and estimates

Corporate expenses

ADMINISTRATION

($ MILLIONS)	2025	2024	CHANGE
Direct administration[1]	**236**	212	11%
Share-based compensation[1]	**75**	41	83%
Total administration	**311**	253	23%

[1] Direct administration and share-based compensation are supplementary financial measures. They are components of administration expense as shown on the statement of earnings and calculated according to IFRS.

Direct administration costs in 2025 were $24 million higher than in 2024 largely due to the impacts of inflation and additional costs associated with digital and community initiatives.

We recorded $75 million in share-based compensation expenses in 2025, $34 million higher compared to 2024 due to the increase in our share price during the year compared to a smaller increase in 2024. See note 23 to the financial statements.

Administration outlook for 2026

We expect direct administration costs to be between $245 million and $260 million.

EXPLORATION AND RESEARCH & DEVELOPMENT

Our 2025 exploration activities were focused primarily on Saskatchewan. As planned, our spending increased from $19 million in 2024 to $28 million in 2025.

We also had research and development expenditures in 2025 of $38 million compared to $37 million in 2024. These expenses are related to our investment in GLE. See *Global Laser Enrichment* on page 106.

Exploration and research & development outlook for 2026

We expect exploration expenses to be between $30 million and $35 million in 2026. The focus for 2026 will be on our core projects in Saskatchewan. We expect research and development expenses to be between $50 million and $55 million in 2026, primarily related to our investment in GLE. See *Global Laser Enrichment* on page 106.

FINANCE COSTS

Finance costs were $115 million, a decrease from $147 million in 2024 primarily due to repayment of the US term loan put in place to finance the acquisition of Westinghouse. See note 19 to the financial statements.

FINANCE INCOME

Finance income was $23 million compared to $21 million in 2024 mainly due to higher cash balances throughout 2025.

GAINS AND LOSSES ON DERIVATIVES

In 2025, we recorded $95 million in gains on our derivatives compared to $183 million in losses in 2024. The gains reflect a stronger Canadian dollar compared to the US dollar in 2025 compared to 2024. See *Foreign exchange* on page 44 and note 25 to the financial statements.

INCOME TAXES

We recorded an income tax expense of $188 million in 2025 compared to an expense of $85 million in 2024 primarily as a result of higher earnings in Canada compared to 2024. Equity-accounted investees are included in both Canadian and foreign earnings net of tax paid in the jurisdictions in which they operate. Foreign earnings include losses in some jurisdictions for which no future tax benefit has been recognized.

In 2025, we recorded earnings of $784 million in Canada compared to earnings of $401 million in 2024, while in foreign jurisdictions, we recorded a loss of $7 million compared to a loss of $144 million in 2024.

($ MILLIONS)	2025	2024
Net earnings (loss) before income taxes		
Canada	**784**	401
Foreign	**(7)**	(144)
Total net earnings before income taxes	**777**	257
Income tax expense		
Canada	**183**	63
Foreign	**5**	22
Total income tax expense	**188**	85
Effective tax rate	**24%**	33%

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited's income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position, see *Reassessments, remittances and next steps* below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court's decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA's application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court's dismissal of CRA's application for leave to appeal, we wrote to CRA requesting reversal of CRA's transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

The series of court decisions that were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held.

In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA's transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. CRA continues to hold $555 million ($209 million in cash and $346 million in letters of credit) that we have remitted or secured to date. Further, as a result of these reassessments, the CRA has drawn down the tax pools available to us and we were required to remit cash tax of $66 million for the 2024 and 2025 taxation years. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In 2024, we received a reassessment for the 2018 tax year and in late 2025, we received a reassessment for the 2019 tax year. Both reassessments relate to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 and 2019 tax years. We filed a notice of objection for 2018 and plan to do the same for 2019.

Cameco is challenging the 2019 reassessment separately and apart from the litigation otherwise described herein. In its audit findings for 2019, CRA concluded there should be an upward pricing adjustment of $52 million under certain of the intercompany agreements and a downward pricing adjustment of about $57 million under other intercompany agreements. The downward adjustment would have entirely offset the increase to taxable income as per the CRA's reassessment if made. The Minister of National Revenue decided, however, not to make the downward adjustment based on CRA administrative policy. Cameco has objected to this decision and has filed a request for judicial review with the Federal Court to contest it. The outcome of Cameco's objection and the request for judicial review are not known at this time.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA's arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new alternative reassessing position advanced for 2018 and 2019.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading *Caution about forward-looking information* beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions	*Material risks that could cause actual results to differ materially*
• the courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments	• the possibility the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years
• CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years	• the possibility that we will not be successful in eliminating all double taxation
• Canadian tax law and judicial interpretation of transfer pricing principles will not materially change in a manner adverse to us	• the possibility that CRA does not agree that the court decisions for the years that have been resolved in Cameco's favour should apply to subsequent tax years
	• the possibility CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all
	• the possibility that pricing principles will materially change in a manner adverse to us
	• the possibility that the financial, tax or operational impacts of these disputes could differ materially from our current expectations

Tax outlook for 2026

Our consolidated tax rate is a blend of the statutory rates applicable to taxable income earned or tax losses incurred in Canada and in our foreign subsidiaries. Since 2017, our global marketing organization has been mainly consolidated in Canada in order to achieve efficiencies, resulting in more income earned in Canada. In addition, equity-accounted investees are included in Canadian and foreign earnings net of tax paid in the jurisdiction in which they operate. We continue to expect our consolidated tax rate will trend toward the Canadian statutory rate in the longer term.

The actual effective tax rate will vary from year-to-year, primarily due to the actual distribution of earnings among jurisdictions and differences between accounting earnings and income for tax purposes. In addition, the Organization for Economic Co-operation and Development has proposed the introduction of rules that would impose a global minimum tax rate of 15% beginning in 2024. Switzerland, Luxembourg, and Germany have all enacted or substantively enacted these rules.

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US dollar exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate, and in particular on the unhedged portion of our net exposure.

Our risk management policy is based on a 60-month period and permits us to hedge 35% to 100% of our expected net exposure in the first 12-month period. Our normal practice is to layer in hedge contracts over a three- to four-year period with the hedge ratios being highest in the first 12 months and decreasing hedge ratios in subsequent years. The portion of our net exposure that remains unhedged is subject to prevailing market exchange rates for the period. A weakening Canadian dollar would have a positive effect on the unhedged exposure, and a strengthening Canadian dollar would have a negative effect.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts, which are currently designated to net exposures we expect in 2026 and future years and we will recognize the gains or losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains or losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See *Non-IFRS measures* on page 66.

The table below provides a summary of our hedge portfolio at December 31, 2025. You can use this information to estimate the expected gains or losses on derivatives for 2026 on an ANE basis. Additionally, if we add contracts to the portfolio that are designated for use in 2026 or if there are changes in the USDCAD exchange rates in the year, those expected gains or losses could change.

Hedge portfolio summary

DECEMBER 31, 2025		2026	AFTER 2026	TOTAL
Total US dollar hedge contracts	(US$ millions)	1,010	1,220	2,230
Average hedge rate[1]	(USDCAD)	1.36	1.35	1.36
Hedge ratio[2]		68%	13%	21%

[1] The average contract rate is the weighted average of the rates stipulated in the outstanding contracts.
[2] Hedge ratio is calculated by dividing the amount (in foreign currency) of outstanding derivative contracts by estimated future net exposures.

At December 31, 2025:

- The value of the US dollar relative to the Canadian dollar was USD 1.00/CAD 1.37, down from USD 1.00/CAD 1.44 at December 31, 2024. The exchange rate averaged USD 1.00/CAD 1.40 over the year.

- The mark-to-market position on all foreign exchange contracts was a $4 million gain compared to a $140 million loss at December 31, 2024. The mark-to-market position is a component of gains/losses on derivatives as shown on the statement of earnings and calculated in accordance with IFRS.

We manage counterparty risk associated with hedging by dealing with highly rated counterparties and diversifying our exposure. At December 31, 2025, all of our hedging counterparties had a S&P Global Ratings credit rating of A or better.

For information on the impact of foreign exchange on our intercompany balances, see note 25 to the financial statements.

Outlook for 2026

Our outlook for 2026 reflects our plan to produce between 17.5 million and 18 million pounds (100% basis) at Cigar Lake, between 14 million and 16.5 million pounds (100% basis) at McArthur River/Key Lake, and 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake.

In 2026, we expect strong financial performance, including cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

2025 outlook compared to actual

Our actual production results exceeded the outlook provided in our third quarter MD&A. In August 2025, we announced a revised production target of 14 million to 15 million pounds (100% basis) from McArthur River/Key Lake operation, and we achieved 15.1 million pounds (100% basis) due to the mine's ability to substitute feed for the Key Lake mill from alternative mining areas. At Cigar Lake, we announced an opportunity to offset our production shortfall by up to 1 million pounds (100% basis) and we successfully offset 1.1 million pounds, for total production of 19.1 million pounds. Overall total production of 21 million pounds (our share) of production was achieved during 2025, above our forecast of up to 20 million pounds (our share).

Average unit cost of sales in our fuel services segment was $29.74 per kgU compared to our outlook of $27.00 to $28.75 per kgU provided in the third quarter MD&A due primarily to a purchase in the fourth quarter that was not included in the outlook.

Research and development for 2025 was $38 million compared to our outlook of $47 million due to the timing and nature of expenditures related to GLE's technology demonstration and maturation program.

Capital expenditures for 2025 were $333 million, lower than our outlook of $360 to $400 million, as a result of delays in mine development at our northern operations and the timing of expected equipment delivery, in addition to deferral of project work to 2026 at our fuel service operations.

See *2025 Financial results by segment* on page 57 for details.

2026 Financial outlook

	CONSOLIDATED	URANIUM	FUEL SERVICES	WESTINGHOUSE
Production (owned and operated properties)	-	19.5 million to 21.5 million lb[1]	13 million to 14 million kgU	-
Market purchases	-	up to 3 million lb	-	-
Committed purchases (including Inkai purchase volumes)	-	8 million lb	-	-
Sales/delivery volume	-	29 million to 32 million lb	13 million to 14 million kgU	-
Revenue	$3,130 million to 3,370 million	$2,540 million to 2,730 million	$590 million to 630 million	-
Average realized price	-	$85.00 to 89.00/lb[2]	-	-
Average unit cost of sales (including D&A)	-	$61.50 to 65.00/lb[3]	$31.50 to 33.50/kgU[4]	-
Direct administration costs	$245 million to 260 million	-	-	-
Exploration costs	-	$30 million to 35 million	-	-
Research and development	$50 million to 55 million	-	-	-
Capital expenditures	$490 million to 540 million	$380 million to 410 million	$110 million to 125 million	- [5]
Adjusted EBITDA (non-IFRS measure see page 66)	-	-	-	US$370 million to 430 million

[1] The 2026 outlook for production is determined using the high and low estimates of the ranges provided for each of the sites rounded to the nearest half million.
[2] Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold
[3] Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, royalties, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[4] Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, as well as care and maintenance costs, divided by the volume of products sold.
[5] The outlook for Cameco's share of capital expenditures for Westinghouse is US$160 million - US$200 million.

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

- Market purchases reflect the market purchases we have made to date or plan to make in 2026. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the required volumes by temporarily reducing inventory levels, by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.
- Committed purchases are based on the approximately 8 million pounds we currently have commitments to acquire under contract in 2026 and our JV Inkai purchases. If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai's lower production cost and is reflected in the line item on our statement of earnings called, "share of earnings from equity-accounted investees". As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our "share of earnings from equity-accounted investees". The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.
- Our 2026 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.
- Sales/delivery volume is based on the volumes we currently have commitments to deliver under contract in 2026.

- Uranium revenue and average realized price are based on a uranium spot price of US$81.40 per pound (the UxC spot price on December 31, 2025), a long-term price indicator of US$86.00 per pound (the UxC long-term indicator on December 31, 2025) and an exchange rate of USD1.00/CAD1.33.
- Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned market purchases and committed purchases noted in the outlook at an anticipated average purchase price of about $82 per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2026. In addition, unit cost of sales could be impacted by the imposition of tariffs in the US, see Managing our costs on page 28 for more information.
- The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.
- Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see *Revenue, adjusted net earnings, and cash flow sensitivity analysis* below, and *Foreign exchange* starting on page 44.

In 2026, we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between US$370 million and US$430 million.

CAMECO SHARE (49%)	US$ MILLIONS
Net loss	(75-10)
Depreciation and amortization	275-290
Finance income	(2-1)
Finance costs	120-135
Income tax expense (recovery)	20-(20)
EBITDA	335-395
Inventory purchase accounting	2-7
Restructuring costs	7-15
Other expenses	20-40
Adjusted EBITDA (non-IFRS, see page 66)	370-430

Note: the ranges for 2026 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

The outlook for adjusted EBITDA from Westinghouse's core business for 2026 assumes that the work is fulfilled on the timelines, and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins are aligned with the historic margins of 16% to 19%, with the variability expected to come from product mix compared to previous years.

In addition, Westinghouse's adjusted EBITDA outlook is based on both signed and expected contracts in its new build business and assumes that Westinghouse and the US Government enter into definitive agreements relating to the deployment of new AP1000 reactors in the US, and that work commences on at least one project during the year. The outlook for Westinghouse's adjusted EBITDA is dependent on the timing and commencement of work related to the definitive agreements and the ability of the executive branch of the US Government to obtain funding and support for the deployments.

We have eliminated our five-year growth outlook for Westinghouse. Previously, we had provided a five-year combined growth rate for the core business and included expected contributions from the new build business based on contracts entered. Due to the potential for significant variability both in timing and magnitude of new build projects that may have a material impact on results, we are no longer providing a five-year growth outlook for Westinghouse. Like for Cameco, we will provide Westinghouse outlook for the current year only.

Westinghouse expects growth in the new build business based on agreements that have been signed and announcements where AP1000 technology has been selected. As decisions on the projects are made, we expect the projects will proceed on the timelines and revenue pattern noted under the *New Build Framework*, although variations to this general framework will occur depending on the customer and a number of other factors and assumptions.

The outlook for Westinghouse capital expenditures is strategically focused on modernizing and reinforcing long-term reliability of its operations. Growth capital has been prioritized to support AP1000 readiness, operational stability and advanced fuel designs.

Westinghouse 2026 capital spending outlook

CAMECO'S SHARE (US$ MILLIONS)	2025 Actual	2026 PLAN
Total	**147**	**160-200**
Sustaining capital	75	90-110
Growth capital	72	70-90

Westinghouse debt

At December 31, 2025, Westinghouse had the following outstanding debt:
- US$3.5 billion term loan with a maturity of January 2031
- credit facilities of US$620 million, which were undrawn and mature in January 2029
- financial assurances including letters of credit of about US$340 million issued and surety bonds of US$319 million

The credit agreements are non-recourse to Cameco, but come with certain covenants, which if breached, could result in all amounts outstanding thereunder to be immediately due and payable by Westinghouse. We expect Westinghouse to continue to comply with these covenants in 2026.

_____

Caution about forward-looking information relating to our future earnings and adjusted EBITDA form Westinghouse

This discussion of our expectations for Westinghouse's future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the headings Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by US$5 per pound, we expect revenue would increase by $36 million, while ANE would increase by $8 million and cash flow would decrease by $9 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two fiscal reporting periods due to when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the 4.4 million pounds of uranium assumed to be purchased from JV Inkai in 2026 at a 5% discount to the spot price but does not account for an associated increase in the cash dividend expected, which will be tied to our agreed to 2026 production purchase entitlement and is expected to be received in 2027. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a US$5 per pound increase in uranium prices, the JV Inkai purchases are responsible for about a $28 million decrease in cash flow, and we expect the impact of these purchases on the 2026 cash flow will be partially offset by dividends once declared and paid in 2027.

If the uranium spot price decreased by US$5 per pound, we expect revenue to decrease by $55 million, ANE to decrease by $22 million, and cash flow to decrease by $4 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

Changes in the uranium spot price will impact the sensitivity of adjusted net earnings and cash flow differently, depending on the terms of the contracts within our contract portfolio, the inclusion of our share of earnings from our equity accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

- Cameco purchases are sourced from committed contracts, including JV Inkai purchase entitlements and market purchases consistent with our Outlook.
- For market-related contracts not yet priced and for delivery in 2026, subject to any floors or ceilings, we used a uranium spot price of US$81.40 per pound (the UxC spot price as of December 31, 2025), a long-term price indicator of US$86.00 per pound (the UxC long-term indicator on December 31, 2025) and an exchange rate of USD1.00/CAD1.33.

A one cent increase or decrease in the value of the US dollar compared to the Canadian dollar would respectively increase or decrease expected revenue by $22 million, ANE by $4 million and cash flow by $3 million. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty. Currently, for 2026, we have US$1.01 billion hedged at an average rate of 1.36, meaning for ANE and cash flow purposes that this portion of our net exposure to the US dollar will realize a rate of 1.36 USDCAD instead of prevailing rates. See *Foreign Exchange* starting on page 44 for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under the *Long-term contracting* section on page 25, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.
- Base-escalated contracts will reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.
- Market-related contracts reference a pricing mechanism that may be based on either the spot price or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract, such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at December 31, 2025, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as at December 31, 2025. The table does not include:
- Volumes and pricing terms in contracts either under negotiation or accepted but subject to final external approvals; and,
- Potential future volumes which are not currently under contract.

Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on December 31, 2025 using the following assumptions:
- The uranium price remains fixed at a given spot level for each annual period shown,
- Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms; and,
- To reflect escalation mechanisms contained in existing contracts, the long-term US inflation rate target of 2% is used, for modeling purposes only

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

The range of spot price assumptions in this table have been updated to US$40 - US$160 per pound in US$20 per pound increments, up from US$20 - US$140 per pound in the previous report. The update reflects the contract portfolio's resilience to spot prices below US$40 per pound, and the addition of market-related contracts with terms that provide ceilings above US$140 per pound.

Expected realized uranium price sensitivity under various spot price assumptions at December 31, 2025

(rounded to the nearest $1.00)

SPOT PRICES (US$/lb U$_3O_8$)	$40	$60	$80	$100	$120	$140	$160
2026	50	58	65	68	69	70	71
2027	46	57	69	74	76	78	79
2028	49	59	72	79	84	88	91
2029	51	61	74	84	90	94	99
2030	52	62	75	87	93	98	104

As of December 31, 2025, we had commitments requiring delivery of an average of about 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 higher than the average and in 2029 and 2030 lower than the average, reflecting our disciplined approach to contracting. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and to self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings, including by offering securities on our base shelf prospectus or utilizing our at-the-market equity program.

At the end of 2025, we had cash and cash equivalents and short-term investments of $1.2 billion, while our total debt amounted to $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. During the year, we repaid the remaining US$200 million on our US term loan, extinguishing the term loan. We received the first distribution of US$49 million from Westinghouse in February representing our 49% ownership share. Additionally, in October, we received a distribution of US$171.5 million from Westinghouse related to the Dukovany power plant construction project in Czech Republic. In early 2026, we received a distribution of US$49 million from Westinghouse.

We have large, creditworthy customers that continue to need our nuclear fuel products and services irrespective of weak economic conditions or uncertain trade policies, therefore, we expect the contract portfolio we have built to continue to provide a solid revenue stream. In our uranium segment, we have commitments to deliver an average of 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 higher than the average and in 2029 and 2030 lower than the average.

We expect the low-cost production from our tier one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2026. However, cash flow from operations for 2026 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

With the Supreme Court's dismissal of CRA's application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new alternative reassessing position for 2018 and 2019 and believe CRA should return all cash and letters of credit (to date, $555 million) being held. However, timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See page 41 for more information.

Financial condition

	2025	2024
Cash position ($ millions)	**1,214**	600
(cash and cash equivalents and short-term investments)		
Cash provided by operations ($ millions)	**1,408**	905
(net cash flow generated by our operating activities after changes in working capital)		
Cash from operations/net debt	**(646)%**	133%
(net debt is total consolidated debt, less cash position)		
Net debt/total capitalization	**(3)%**	10%
(total capitalization is net debt and equity)		

Credit ratings

The credit ratings assigned by external ratings agencies are important as they impact our ability to raise capital at competitive pricing to support our business operations and execute our strategy.

Third-party ratings for our commercial paper and senior debt as of February 12, 2026 are as follows:

SECURITY	DBRS[1]	Moody's[2]	S&P[3]
Commercial paper	R-2 (middle)		A-2
Senior unsecured debentures	BBB	Baa2	BBB
Rating trend / rating outlook	Stable	Stable	Stable

[1] On July 31, 2025, DBRS confirmed the rating and outlook.
[2] On July 30, 2025, Moody's assigned a Baa2 long-term issuer rating and a stable outlook.
[3] On September 29, 2025, S&P upgraded its long term issuer credit rating from BBB- to BBB, and changed Cameco's rating outlook to stable from positive.

The rating agencies may revise or withdraw these ratings if they believe circumstances warrant. The rating trend/outlook represents the rating agency's assessment of the likelihood and direction that the rating could change in the future.

A change in our credit ratings could affect our cost of funding and our access to capital through the capital markets.

Liquidity

($ MILLIONS)	2025	2024
Cash and cash equivalents at beginning of year	**600**	567
Cash from operations	**1,408**	905
Investment activities		
Additions to property, plant and equipment and acquisitions	**(333)**	(212)
Other investing activities	**-**	5
Financing activities		
Change in debt	**(285)**	(545)
Interest paid	**(53)**	(89)
Issue of shares	**2**	17
Dividends	**(104)**	(70)
Other financing activities	**(3)**	(1)
Exchange rate on changes on foreign currency cash balances	**(18)**	23
Cash and cash equivalents and short-term investments at end of year	**1,214**	600

CASH FROM OPERATIONS

Cash from operations in 2025 was higher than in 2024 due primarily to higher earnings and lower working capital requirements partially offset by higher income taxes paid. In addition, dividend payments received were higher due to the receipt of US$220 million in cash distributions from Westinghouse that more than offset the lower dividend received from JV Inkai compared to 2024. Not including working capital requirements, our operating cash flows in the year were up $242 million. See note 22 to the financial statements.

INVESTING ACTIVITIES

Cash used in investing includes acquisitions and capital spending.

Capital spending

We classify capital spending as sustaining, capacity replacement or growth. As a mining company, sustaining capital is the money we spend to keep our facilities running in their present state, which would follow a gradually decreasing production curve, while capacity replacement capital is spent to maintain current production levels at those operations. Growth capital is money we invest to generate incremental production, and for business development. We have a capital allocation process to approve our capital spend. See *Capital Allocation* beginning on page 29 for more information.

CAMECO'S SHARE ($ MILLIONS)	2025 ACTUAL	2026 PLAN
Sustaining capital		
Uranium	84	**110-120**
Fuel services	52	**95-105**
Other	8	**0-5**
Total sustaining capital	144	**205-230**
Capacity replacement capital		
Uranium	121	**165-175**
Fuel services	-	**-**
Total capacity replacement capital	**121**	**165-175**
Growth capital		
Uranium	62	**105-115**
Fuel services	6	**15-20**
Total growth capital	**68**	**120-135**
Total sustaining, capacity replacement and growth	**333**	**490-540**

Outlook for investing activities

CAMECO'S SHARE ($ MILLIONS)	2026 PLAN	2027 PLAN	2028 PLAN
Total	**490-540**	**400-450**	**350-400**
Sustaining capital	205-230	200-220	175-190
Capacity replacement capital	165-175	125-140	160-180
Growth capital	120-135	75-90	15-30

Our capital spending estimates may change in response to changes in the market for our products.

Our estimate for capital spending in 2026 has been increased to between $490 million and $540 million (previously between $375 million and $425 million) and in 2027 has been increased to between $400 million and $450 million (previously between $280 million and $330 million) due to the carryover of projects from 2025 as well as inflationary pressures on capital projects. As well, additional investment is planned to address aging infrastructure at our Key Lake and Blind River facilities to ensure long-term sustainability of those operations. Also contributing to the increase is the progression of McArthur River's mobile fleet revitalization plan, which is required to ensure reliable availability of equipment.

Capital expenditures for JV Inkai are expected to be covered by JV Inkai cash flows and Westinghouse capital expenditures are expected to be covered by Westinghouse cash flows in 2026. Both are included in our overall equity investments.

Major capital expenditures expected in 2026 include:
- Investments required to refresh aging infrastructure and mobile equipment to help ensure reliable and sustainable production at all our operations as planned, including work required to upgrade the calciner and the crystallization circuit at Key Lake.
- Cigar Lake – construction of a freeze pad, freeze distribution, and underground infrastructure for the Cigar Lake extension. See Cigar Lake starting on page 82.
- McArthur River – freeze plant expansion and freeze distribution to the next mining zone.

This information regarding currently expected capital expenditures for future periods is forward-looking information and is based upon the assumptions and subject to the material risks discussed on pages 4 to 7. Our actual capital expenditures for future periods may be significantly different.

FINANCING ACTIVITIES

Cash from financing includes borrowing and repaying debt, and other financial transactions including paying dividends and providing financial assurance.

Contractual obligations

DECEMBER 31 ($ MILLIONS)	2026	2027 AND 2028	2029 AND 2030	2031 AND BEYOND	TOTAL
Debt	-	400	-	600	1,000
Interest on debt	42	71	60	73	246
Provision for reclamation	42	121	90	1,117	1,370
Provision for waste disposal	6	4	-	-	10
Other liabilities	17	14	5	85	121
Capital commitments	189	-	-	-	189
Unconditional product purchase obligations	162	97	-	-	259
Total	**458**	**707**	**155**	**1,875**	**3,195**

We have contractual capital commitments of approximately $189 million at December 31, 2025. Certain of the contractual commitments may contain cancellation clauses; however, we disclose the commitments based on management's intent to fulfil the contracts.

We have borrowing capacity including the following, which we expect to be sufficient to meet our needs in 2026:
- A $1.0 billion unsecured revolving credit facility that matures October 1, 2029. Each calendar year, upon mutual agreement, the facility can be extended for an additional year. We may increase the revolving credit facility above $1.0 billion, by increments of no less than $50 million, up to a total of $1.25 billion. The facility ranks equally with all of our other senior debt. At December 31, 2025, there were no amounts outstanding under this facility.
- Financial assurance facilities with various financial institutions and insurers of approximately $1.8 billion. At December 31, 2025, we had approximately $1.5 billion outstanding on these facilities. For more information see *Financial Assurances* below.

In total we have $1.0 billion in senior unsecured debentures outstanding:
- $400 million bearing interest at 2.95% per year, maturing on October 21, 2027
- $500 million bearing interest at 4.94% per year, maturing on May 24, 2031
- $100 million bearing interest at 5.09% per year, maturing on November 14, 2042

The US term loan was extinguished in 2025. The final repayment of US$200 million was made on January 13, 2025.

Debt covenants

Our credit agreement includes the following financial covenants:
- our funded debt to tangible net worth ratio must be 1:1 or less
- other customary covenants and events of default

Funded debt is total consolidated debt less non-recourse debt, $100 million in letters of credit, cash and cash equivalents and short-term investments.

Not complying with any of these covenants could result in accelerated payment and termination of our credit agreement. At December 31, 2025, we complied with all covenants, and we expect to continue to comply in 2026.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at the end of 2025:

- purchase commitments;
- financial assurances; and
- other arrangements.

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments at December 31, 2025[2], but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

DECEMBER 31, 2025 ($ MILLIONS)	2026	2027 AND 2028	2029 AND 2030	2031 AND BEYOND	TOTAL
Purchase commitments[1,2]	162	97	-	-	259

[1] Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.33 and from Japanese yen to Canadian dollars at the rate of $0.01.

[2] These amounts have been adjusted for any additional purchase commitments that we have entered into since December 31, 2025, but does not include deliveries taken under contract since December 31, 2025.

We have commitments of $259 million for approximately 4.3 million pounds of U_3O_8 equivalent from 2026 to 2028. The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

We use standby letters of credit and surety bonds mainly to provide financial assurance for the decommissioning and reclamation of our mining and fuel services facilities. We also use financial assurances to support obligations relating to the CRA dispute, for ordinary course of business and as overdraft protection. At December 31, 2025, our financial assurances totaled $1.5 billion, unchanged from December 31, 2024. Our financial assurances were made up of $1.13 billion related to our decommissioning and reclamation obligations and $348 million in relation to the CRA tax dispute. Our financial assurances renew automatically on an annual basis, unless otherwise advised by the issuing institution.

Once we have permanently stopped mining and processing activities at an operating site, we are required to decommission the site to the satisfaction of the regulators. We have developed preliminary decommissioning plans for our operating sites and use them to estimate our decommissioning costs. Regulators review and accept our preliminary decommissioning plans on a regular basis. As the site approaches or goes into decommissioning, regulators review the detailed decommissioning plans. This can result in further regulatory process, as well as additional requirements, costs and financial assurances.

In 2022, we submitted updates to all Saskatchewan operations' Preliminary Decommissioning Plan (PDP) and Preliminary Decommissioning Cost Estimate (PDCE) documents in accordance with the five-year timeline specified in the regulations. The PDP and PDCE for Cigar Lake and McArthur River were approved by the Saskatchewan Ministry of Environment and Canadian Nuclear Safety Commission (CNSC) in 2025 and updated financial assurances are in place. A formal Commission proceeding will be required for final approval of the updated PDP and PDCE documents for Key Lake and Rabbit Lake. Existing financial assurances are in place for these operations and will be updated upon regulatory acceptance of the updated documents.

The PDP and PDCE for the Blind River refinery and Cameco Fuel Manufacturing were approved by the CNSC in 2022; for the Port Hope conversion facility, they were revised in 2022, approved by the Commission in 2024 and the updated financial assurance is in place.

For Smith Ranch-Highland, the 2025 surety was approved and the 2026 surety update is awaiting approval by the State of Wyoming. For Crow Butte, the 2025 annual surety update was submitted to the federal Nuclear Regulatory Commission and Nebraska Department of Water, Energy and Environment in September.

At the end of 2025, our estimate of total decommissioning and reclamation costs was $1.37 billion. This is the undiscounted value of the obligation and is based on our current operations. We had accounting provisions of $990 million at the end of 2025 (the present value of the $1.37 billion). Regulatory approval is required prior to beginning decommissioning. The expected timing for these costs is based on each mine or fuel service facility's expected operating life. Our required costs for decommissioning and reclamation in each of the next five years are not expected to be material. However, we may choose to undertake progressive reclamation activities, for example, as we do at our US assets and through our Vision in Motion project at our Port Hope Conversion Facility.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.3 million kgU of UF_6 conversion services and 6.8 million pounds of U_3O_8 until 2032 with repayment in kind up to March 31, 2032 (see note 14 of the financial statements). Under the loan facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. At December 31, 2025, we had 1.3 million kgU of UF_6 conversion services and 3.4 million pounds of U_3O_8 drawn on the loans.

BALANCE SHEET

DECEMBER 31, ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2025	2024	2023	CHANGE 2024 TO 2025
Inventory	844	827	692	2%
Total assets	10,301	9,907	9,934	4%
Total non-current liabilities	2,328	2,357	2,651	(1)%
Dividends per common share	0.24	0.16	0.12	50%

Total product inventories increased by 2% to $844 million this year primarily due to increased production costs in 2025. At December 31, 2025, our average cost for uranium was $61.85 per pound, up from $59.39 per pound at December 31, 2024. As of December 31, 2025, we held an inventory of 9.7 million pounds of U_3O_8 equivalent (excluding broken ore), compared to 11.0 million pounds at the end of 2024.

At the end of 2025, our total asset balance increased by $394 million compared to 2024 mainly due to higher cash and cash equivalents as a result of higher earnings and the receipt of US$220 million in cash distributions from Westinghouse. Offsetting the increase in cash is a decrease in deferred tax assets due to higher earnings in Canada as well as an overall decrease in our investment in Westinghouse as a result of the additional distribution. In 2024, the total asset balance was unchanged compared to 2023.

2025 financial results by segment

Uranium

HIGHLIGHTS		2025	2024	CHANGE
Production volume (million lb)		**21.0**	23.4	(10)%
Sales volume (million lb)		**33.0**	33.6	(2)%
Average spot price	(US$/lb)	**73.54**	85.14	(14)%
Average long-term price	(US$/lb)	**81.96**	78.88	4%
Average realized price	(US$/lb)	**62.11**	58.34	6%
	($/lb)	**87.00**	79.70	9%
Average unit cost of sales (including D&A)	($/lb)	**62.71**	59.47	5%
Revenue ($ millions)		**2,874**	2,677	7%
Gross profit ($ millions)		**803**	681	18%
Gross profit (%)		**28**	25	12%
Earnings before income taxes		**954**	904	6%
Adjusted EBITDA (non-IFRS, see page 66)[1]		**1,255**	1,179	6%

[1] Includes JV Inkai adjusted EBITDA of $236 million in 2025 and $279 million in 2024. See *JV Inkai contribution to uranium segment below.*

Production volumes in 2025 decreased by 10% compared to 2024. See *Uranium – production overview* on page 77 for more information.

Uranium revenues this year were up 7% compared to 2024 due to an increase of 9% in the Canadian dollar average realized price, partially offset by a decrease in sales volumes of 2%. The Canadian dollar average realized price increased due to higher prices under fixed-price contracts as well as higher volumes of market-priced contracts with higher average realized prices than the fixed-price contracts. In addition, the impact of a weakening Canadian dollar on US dollar priced contracts also contributed to the increase in the average realized price. For more information on the impact of spot price changes on average realized price, see *Price sensitivity analysis: uranium segment* on page 50.

Total cost of sales (including D&A) increased by 3% ($2.1 billion compared to $2.0 billion in 2024) due primarily to a 5% increase in unit cost of sales, partially offset by a decrease in sales volume of 2%. Unit cost of sales is higher than in the same period in 2024 due to higher shutdown costs from the annual maintenance shutdown at McArthur River, which did not occur in 2024 and lower production volumes, partially offset by lower cost of purchased material in 2025 compared to the same period in 2024. Cost of sales was also affected by the impact of spot price volatility on our product loans which are required to be revalued to our weighted average cost of inventory each period.

The net effect was a $122 million increase in gross profit for the year.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (see *Non-IFRS measures* starting on page 66). These costs do not include care and maintenance costs and selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($/LB)	2025	2024	CHANGE
Produced			
Cash cost	**23.74**	20.69	15%
Non-cash cost	**11.32**	9.57	18%
Total production cost [1]	**35.06**	30.26	16%
Quantity produced (million lb)[1]	**21.0**	23.4	(10)%
Purchased			
Cash cost[1]	**99.85**	102.04	(2)%
Quantity purchased (million lb)[1]	**9.6**	11.0	(13)%
Totals			
Produced and purchased costs	**55.39**	53.21	4%
Quantities produced and purchased (million lb)	**30.6**	34.4	(11)%

[1] Due to equity accounting for JV Inkai, our share of production is shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In 2025 we purchased 4.5 million pounds at a purchase price per pound of $102.43 (US$73.11) (2024 – 4.2 million pounds at a purchase price per pound of $108.56 (US$79.48).

The average cash cost of production was 15% higher compared to 2024 due to the impact of fixed costs on lower production as well as the effects of inflation.

In 2026, we expect the average unit cash cost of production at McArthur River/Key Lake to be higher than the average unit life of mine cash operating costs reflected in our most recent annual information form due to constrained ore supply as a result of delays in accessing new mining areas at McArthur River. The estimated average unit life of mine cash operating costs reflected in our most recent annual information form are $20.31 per pound at McArthur River/Key Lake and $21.12 per pound at Cigar Lake.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan's pricing regulations, requires we purchase the material at a price equal to the uranium spot price, less a 5% discount. However, this does not reflect the economic benefit to Cameco. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai's lower production cost and is reflected in the line item on our statement of earnings called, "share of earnings from equity-accounted investees." This benefit is realized through receipt of a cash dividend, when declared and paid by JV Inkai. Excess cash, net of working capital requirements is distributed to the partners as dividends. If there is a significant disruption to JV Inkai's operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

Our purchases in 2025 totaled about $959 million, representing an average annual cost of $99.85 per pound, about $65.00 per pound higher than our total unit production cost for the year. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cost of purchased material in Canadian dollar terms decreased by 2% this year compared to 2024. The average cash cost of purchased material was $99.85 (US$71.33) per pound, compared to $102.04 (US$74.86) per pound in the same period in 2024.

JV Inkai contribution to uranium segment

Net earnings before income taxes includes $159 million from JV Inkai and $236 million is included in adjusted EBITDA from JV Inkai, compared to $208 million and $279 million respectively in 2024.

The decrease in JV Inkai's equity earnings and adjusted EBITDA was largely driven by increased costs compared to the prior year. In April, we received a cash dividend of US$87 million, net of withholdings, based on JV Inkai's 2024 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai's 2025 financial performance in 2026, once the dividend for 2025 is declared and paid.

The following table reconciles our share of earnings from JV Inkai to adjusted EBITDA:

($ MILLIONS)	2025	2024	CHANGE
Share of earnings from equity-accounted investee	**159**	208	(24)%
Depreciation and amortization	**23**	23	-
Finance income	**(2)**	(1)	100%
Income tax expense	**47**	58	(19)%
EBITDA	**227**	288	(21)%
Unrealized foreign exchange losses (gains)	**9**	(9)	>(100%)
Adjusted EBITDA (non-IFRS, see page 66) attributable to JV Inkai	**236**	279	(15)%

ROYALTIES

We pay royalties on the sale of all uranium extracted at our mines in the province of Saskatchewan. Two types of royalties are paid:

- **Basic royalty**: calculated as 5% of gross sales of uranium, less the Saskatchewan resource credit of 0.75%.
- **Profit royalty**: a 10% royalty is charged on profit up to and including $29.62/kg U_3O_8 ($13.44/lb) and a 15% royalty is charged on profit in excess of $29.62/kg U_3O_8. Profit is determined as revenue less certain operating, exploration, reclamation and capital costs. Both exploration and capital costs are deductible at the discretion of the producer.

As a resource corporation in Saskatchewan, we also pay a corporate resource surcharge of 3% of the value of resource sales.

Fuel services

(includes results for UF_6, UO_2, UO_3 and fuel fabrication)

HIGHLIGHTS		2025	2024	CHANGE
Production volume (million kgU)		**14.0**	13.5	4%
Sales volume (million kgU)		**13.1**	12.1	8%
Average realized price	($/kgU)	**43.04**	37.87	14%
Average unit cost of sales (including D&A)	($/kgU)	**29.74**	29.14	2%
Revenue ($ millions)		**562**	459	22%
Earnings before income taxes		**179**	108	66%
Adjusted EBITDA (non-IFRS, see page 66)		**219**	145	51%
Adjusted EBITDA margin (%) (non-IFRS, see page 66)		**39**	32	22%

Total revenue increased by 22% from 2024 due mainly to a 14% increase in the realized price. The increase in realized price was mainly the result of contracts that were entered into in an improved price environment and the impact of a weakening Canadian dollar on US dollar priced contracts.

Total cost of products and services sold (including D&A) increased 10% ($389 million compared to $353 million in 2024), due primarily to an increase in sales volume of 8% and a 2% increase in average unit cost of sales compared to 2024 due to higher input costs.

The net effect was a $71 million increase in earnings before income taxes.

Westinghouse

Westinghouse is one of the world's largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

($MILLIONS) (our share)	2025	2024	CHANGE
Net earnings (loss)	**58**	(218)	>100%
Depreciation and amortization	**383**	357	7%
Finance income	**(3)**	(4)	(25)%
Finance costs	**213**	225	(5)%
Income tax recovery	**(4)**	(61)	(93)%
EBITDA [2]	**647**	299	>100%
Inventory purchase accounting[1]	**11**	71	(85)%
Acquisition-related transition costs	**-**	29	(100)%
Restructuring costs	**60**	63	(5)%
Other expenses	**53**	19	>100%
Unrealized foreign exchange losses (gains)	**9**	2	>100%
Adjusted EBITDA[2]	**780**	483	61%
Capital expenditures	**206**	176	17%
Adjusted free cash flow [2]	**574**	307	87%
Revenue	**3,458**	2,892	20%
Adjusted EBITDA margin[2]	**23%**	17%	35%

[1] Net earnings for 2024 and 2025 were impacted by purchase price accounting. Inventories acquired were assigned values based on the market price at the date of the acquisition. As these quantities are sold, cost of products and services sold reflects these market values, regardless of Westinghouse's historic costs.
[2] Non-IFRS measures, see page 66.

We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse's inventory and assets and the non-operating acquisition-related transition costs do not reflect the underlying performance for the reporting period.

Adjusted EBITDA was $780 million in 2025, compared to $483 million in 2024, mainly as a result of the increase in our share of Westinghouse's second quarter revenue tied to the Dukovany construction project.

Strategic Partnership with US Government

On October 28, 2025, together with Brookfield, we announced the signing of a binding term sheet with the United States Department of Commerce (US Government) to establish a strategic partnership, which is expected to accelerate the global deployment of Westinghouse nuclear reactor technologies and reinvigorate supply chains and the nuclear power industrial base in the US and abroad.

The agreement provides for the US Government to arrange financing and facilitate permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least US$80 billion, including near-term financing of long lead time items. Under the terms of the agreement, the US Government will be granted a participation interest (Participation Interest), which, once vested, will entitle it to receive 20% of any cash distributions in excess of US$17.5 billion made by Westinghouse after the granting of the Participation Interest.

For the Participation Interest to vest, the US Government must make a final investment decision and enter into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the US with an aggregate value of at least US$80 billion. If there has not been a vesting event prior to January 2029, the Participation Interest will cease to have any rights with respect to Westinghouse.

Additionally, in recognition of the anticipated acceleration of long-term value creation that the US Government is expected to help unlock, if on or prior to January 2029 the Participation Interest has vested, and if the valuation in an initial public offering (IPO) of Westinghouse is US$30 billion or more at that time, the US Government will be entitled to require an IPO. Immediately prior to, or in connection with the IPO, the Participation Interest will directly or indirectly convert into a warrant, with a five-year term, to purchase equity securities equivalent to 20% of the public value of the IPO entity at the time of exercise after deducting US$17.5 billion from the public value.

The expectation is that the US Government, Brookfield, Cameco and Westinghouse will negotiate and enter into definitive agreements replacing the binding term sheet. Until such agreements are reached, the term sheet will remain effective. The transactions are subject to obtaining required regulatory approvals and the satisfaction of other customary conditions.

Fourth quarter financial results

Consolidated results

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED DECEMBER 31		
	2025	2024	CHANGE
Revenue	1,201	1,183	2%
Gross profit	273	250	9%
Net earnings attributable to equity holders	199	135	47%
$ per common share (basic)	0.46	0.31	48%
$ per common share (diluted)	0.46	0.31	48%
Adjusted net earnings (non-IFRS, see page 66)	217	157	38%
$ per common share (adjusted and diluted)	0.50	0.36	38%
Adjusted EBITDA (non-IFRS, see page 66)	591	524	13%
Cash provided by operations	677	530	28%

Quarterly trends

HIGHLIGHTS ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2025				2024			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	1,201	615	877	789	1,183	721	598	634
Net earnings (loss) attributable to equity holders	199	-	321	70	135	7	36	(7)
$ per common share (basic)	0.46	-	0.74	0.16	0.31	0.02	0.08	(0.02)
$ per common share (diluted)	0.46	-	0.74	0.16	0.31	0.02	0.08	(0.02)
Adjusted net earnings (non-IFRS, see page 66)	217	32	308	70	157	24	65	46
$ per common share (adjusted and diluted)	0.50	0.07	0.71	0.16	0.36	0.06	0.15	0.11
Cash provided by operations	677	156	465	110	530	52	260	63

Key things to note:

- The timing of customer requirements, which tends to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.
- Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 66 for more information).
- Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.
- Our quarterly results are impacted by variability in the timing of Westinghouse's customer requirements and delivery and outage schedules. Due to the US$170 million increase in our share of Westinghouse's revenue recorded in the second quarter of 2025 and subsequent receipt of cash distributions in October tied to its participation in the Dukovany construction project, its second quarter adjusted EBTIDA was the strongest. In 2024, the revaluation of Westinghouse's inventory, due to purchase accounting, had a significant impact on Westinghouse's quarterly results in the first half of the year. See *Westinghouse*, starting on page 65 for more information.

The table that follows presents the differences between net earnings (loss) and adjusted net earnings for the previous seven quarters.

HIGHLIGHTS			2025					2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to equity holders	**199**	-	321	70	**135**	7	36	(7)
Adjustments								
Adjustments on derivatives	**(35)**	66	(163)	(12)	**133**	(28)	14	33
Unrealized foreign exchange losses (gains)	**15**	(28)	71	(4)	**(56)**	15	(7)	(18)
Share-based compensation	**20**	22	39	(2)	**17**	4	15	8
Adjustments on other operating expense (income)	**(9)**	(6)	(8)	1	**(23)**	5	(2)	(15)
Income taxes on adjustments	**5**	(22)	35	4	**(37)**	7	(7)	(9)
Adjustments on equity investees (net of tax):								
Inventory purchase accounting	**4**	-	4	-	**3**	-	12	38
Acquisition-related transition costs	**-**	-	-	-	**-**	4	5	14
Unrealized foreign exchange losses (gains)	**13**	(2)	(3)	10	**(16)**	9	(1)	1
Long-term incentive plan	**5**	2	12	3	**1**	1	-	1
Adjusted net earnings (non-IFRS, see page 66)	**217**	32	308	70	**157**	24	65	46

[1]In the fourth quarter of 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED DECEMBER 31		
($ MILLIONS)	2025	2024	CHANGE
Direct administration	**69**	62	11%
Share-based compensation	**19**	15	27%
Total administration	**88**	77	14%

Direct administration costs were $69 million in the quarter, $7 million higher than the same period last year primarily due to higher labour costs as well as higher legal and travel expenditures related to oversight of our investments. We recorded $19 million in share-based compensation expenses in the fourth quarter of 2025, $4 million higher compared to 2024 due to the increase in our share price during this period compared to a smaller increase in the same period last year.

Fourth quarter financial results by segment

Uranium

HIGHLIGHTS		THREE MONTHS ENDED DECEMBER 31		
		2025	2024	CHANGE
Production volume (million lb)		6.0	6.1	(2)%
Sales volume (million lb)		11.2	12.8	(12)%
Average spot price	(US$/lb)	79.12	76.75	3%
Average long-term price	(US$/lb)	85.83	81.17	6%
Average realized price	(US$/lb)	65.53	58.45	12%
	($/lb)	91.30	80.90	13%
Average unit cost of sales (including D&A)	($/lb)	71.30	64.24	11%
Revenue ($ millions)		1,027	1,035	(1)%
Gross profit ($ millions)		225	213	6%
Gross profit (%)		22	21	5%
Earnings before income taxes		274	289	(5)%
Adjusted EBITDA (non-IFRS, see page 66)[1]		396	391	1%

[1] Includes JV Inkai adjusted EBITDA of $103 million in 2025 and $90 million in 2024. See *JV Inkai contribution to uranium segment below*.

Production volumes this quarter decreased by 2% compared to the fourth quarter of 2024. See *Uranium – production overview* on page 77 for more information.

Uranium revenues were down 1% due to a 12% decrease in sales volume due to the timing of sales and lower commitments in 2025, partially offset by a 13% increase in the Canadian dollar average realized price. While the average US dollar spot price for uranium increased by 3% compared to the same period in 2024, the US dollar average realized price increased by 12% due to the lagging impact of spot price changes on the portfolio. The Canadian dollar average realized price increased by 13% due to the impact of higher prices under fixed-price contracts, as well as higher prices and volumes under market-related contracts. For more information on the impact of spot price changes on average realized price, see *Price sensitivity analysis: uranium segment* on page 50.

Total cost of sales (including D&A) decreased by 2% ($802 million compared to $821 million in 2024). This was primarily the result of the 12% decrease in sales volume, offset by an increase of 11% in the average unit cost of sales, which was due mainly to the impact of spot price volatility on our product loans, which are required to be revalued to our weighted average cost of inventory each period. In addition, costs incurred at Key Lake when it was shut down for six weeks due to a shortage of feed material from McArthur River were expensed directly to cost of sales.

The net effect was a $12 million increase in gross profit.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (see *Non-IFRS measures* starting on page 66). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($/LB)	THREE MONTHS ENDED DECEMBER 31		
	2025	2024	CHANGE
Produced			
Cash cost	**22.11**	23.59	(6)%
Non-cash cost	**12.17**	9.99	22%
Total production cost [1]	**34.28**	33.58	2%
Quantity produced (million lb)[1]	**6.0**	6.1	(2)%
Purchased			
Cash cost[1]	**102.94**	104.49	(1)%
Quantity purchased (million lb)[1]	**6.3**	4.8	31%
Totals			
Produced and purchased costs	**69.45**	64.81	7%
Quantities produced and purchased (million lb)	**12.3**	10.9	13%

[1] Due to equity accounting for JV Inkai, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter we purchased 4.4 million pounds at a purchase price per pound of $102.47 (US$73.11) (Q4 2024 – 3 million pounds at a purchase price per pound of $100.72 (US$73.10)).

The average cash cost of production for the fourth quarter was 6% lower compared to the same period in the prior year. The decrease was due to higher grades and volumes of broken ore production, resulting in lower cash costs of feed material to both the Key Lake and McClean Lake mills.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the fourth quarter, the average cash cost of purchased material was $102.94 per pound (US$73.54), compared to $104.49 per pound (US$76.13) in the fourth quarter of 2024.

JV Inkai contribution to uranium segment

Net earnings before income taxes includes $45 million from Inkai and $103 million is included in adjusted EBITDA from JV Inkai, compared to $56 million and $90 million respectively in 2024.

The following table reconciles our share of earnings from JV Inkai to adjusted EBITDA:

($ MILLIONS)	THREE MONTHS ENDED DECEMBER 31		
	2025	2024	CHANGE
Share of earnings from equity-accounted investee	**45**	56	(20)%
Depreciation and amortization	**17**	11	55%
Income tax expense	**36**	30	20%
EBITDA	**98**	97	1%
Unrealized foreign exchange losses (gains)	**5**	(7)	>(100%)
Adjusted EBITDA (non-IFRS, see page 66) attributable to JV Inkai	**103**	90	14%

Fuel services

(includes results for UF_6, UO_2, UO_3 and fuel fabrication)

HIGHLIGHTS		THREE MONTHS ENDED DECEMBER 31		
		2025	2024	CHANGE
Production volume (million kgU)		3.8	3.6	6%
Sales volume (million kgU)		4.4	4.2	6%
Average realized price	($/kgU)	39.39	35.41	11%
Average unit cost of sales (including D&A)	($/kgU)	28.29	26.53	7%
Revenue ($ millions)		174	148	18%
Earnings before income taxes		50	37	35%
Adjusted EBITDA (non-IFRS, see page 66)		63	49	29%
Adjusted EBITDA margin (%) (non-IFRS, see page 66)		36	33	9%

Total revenue increased by 18% due to an 11% increase in average realized price and a 6% increase in sales volume. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment and the impact of a weakening Canadian dollar on US dollar priced contracts.

Total cost of sales (including D&A) increased by 13% to $125 million compared to the fourth quarter of 2024 due to an increase of 7% in the average unit cost of sales. Unit cost of sales increased mainly as a result of higher input costs.

The net effect was a $13 million increase in earnings before income taxes.

Westinghouse

($MILLIONS) (our share)	THREE MONTHS ENDED DECEMBER 31		
	2025	2024	CHANGE
Net earnings	26	9	>100%
Depreciation and amortization	98	90	9%
Finance income	(1)	(2)	(50)%
Finance costs	64	53	21%
Income tax recovery	(29)	(11)	>100%
EBITDA	158	139	14%
Inventory purchase accounting[1]	6	4	50%
Acquisition-related transition costs	-	1	(100)%
Restructuring costs	25	16	56%
Other expenses	15	11	-
Unrealized foreign exchange losses (gains)	7	(9)	>(100%)
Adjusted EBITDA[2]	211	162	30%
Capital expenditures	69	78	(12)%
Adjusted free cash flow [2]	142	84	69%
Revenue	958	841	14%
Adjusted EBITDA margin[2]	22%	19%	14%

[1] Net earnings for 2024 and 2025 were impacted by purchase price accounting. Inventories acquired were assigned values based on the market price at the date of the acquisition. As these quantities are sold, cost of products and services sold reflects these market values, regardless of Westinghouse's historic costs.
[2] Non-IFRS measures, see page 66.

In the fourth quarter, Westinghouse reported net earnings of $26 million (our share), compared to net earnings of $9 million (our share) in the same quarter last year.

Adjusted EBITDA was $211 million, compared to $162 million in the fourth quarter of 2024. The increase in fourth quarter net earnings and adjusted EBITDA compared to 2024 was mainly due to normal variability in the timing of completion of work in its core business.

Westinghouse's quarterly results are not necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules.

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses, as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see *Measuring our results* starting on page 35).

In calculating ANE, we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See *Foreign exchange* starting on page 44 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation, asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as "other operating expense (income)". See note 15 of our annual financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse's inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse's cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 12 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 12 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the fourth quarter and year ended 2025, and compares it to the same periods in 2024, as well as the year ended 2023.

($ MILLIONS)	THREE MONTHS ENDED DECEMBER 31			YEAR ENDED DECEMBER 31	
	2025	2024	2025	2024	2023
Net earnings attributable to equity holders	**199**	135	**590**	172	361
Adjustments					
Adjustments on derivatives	**(35)**	133	**(144)**	152	(59)
Unrealized foreign exchange losses (gains)	**15**	(56)	**54**	(66)	(10)
Share-based compensation	**20**	17	**79**	44	63
Adjustments on other operating expense (income)	**(9)**	(23)	**(22)**	(35)	(2)
Income taxes on adjustments	**5**	(37)	**22**	(46)	2
Adjustments on equity investees (net of tax):					
Inventory purchase accounting	**4**	3	**8**	53	20
Acquisition-related transition costs	**-**	-	**-**	22	-
Unrealized foreign exchange losses (gains)	**13**	(16)	**18**	(7)	8
Long-term incentive plan	**5**	1	**22**	3	-
Adjusted net earnings	**217**	157	**627**	292	383

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) in 2025 compared to the same period in 2024 and 2023.

($ MILLIONS)		2025	2024	2023
Adjusted net earnings - previous year		**292**	**383**	**123**
Change in gross profit by segment				
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)				
Uranium	Impact from sales volume changes	(11)	22	30
	Higher realized prices	170	390	208
	Foreign exchange impact on realized prices	71	26	95
	Higher costs	(107)	(203)	(9)
	Change – uranium	123	235	324
Fuel services	Impact from sales volume changes	8	2	9
	Higher realized prices	68	27	32
	Higher costs	(8)	(47)	(34)
	Change – fuel services	68	(18)	7
Other changes				
Higher administration expenditures		(24)	(26)	(39)
Higher exploration and research and development expenditures		(10)	(17)	(16)
Change in reclamation provisions		3	(3)	3
Change in gains on derivatives		(18)	(10)	(24)
Change in foreign exchange gains or losses		(7)	(6)	(34)
Higher (lower) earnings from equity-accounted investee		204	(122)	87
Higher (lower) finance income		2	(91)	75
Lower (higher) finance costs		32	(31)	(30)
Change in income tax recovery or expense		(35)	(7)	(88)
Other		(3)	5	(5)
Adjusted net earnings - current year		**627**	**292**	**383**

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see above) in the fourth quarter of 2025 compared to the same period in 2024.

($ MILLIONS)		IFRS	Adjusted
Net earnings - 2024		**135**	**157**
Change in gross profit by segment			
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)			
Uranium	Impact from sales volume changes	(26)	(26)
	Higher realized prices (US$)	110	110
	Foreign exchange impact on realized prices	7	7
	Higher costs	(79)	(79)
	Change – uranium	12	12
Fuel services	Impact from sales volume changes	2	2
	Higher realized prices ($)	18	18
	Higher costs	(8)	(8)
	Change – fuel services	12	12
Other changes			
Higher administration expenditures		(11)	(8)
Higher exploration and research and development expenditures		(7)	(7)
Change in reclamation provisions		(12)	2
Change in gains or losses on derivatives		170	2
Change in foreign exchange gains or losses		(60)	11
Higher earnings from equity-accounted investees		6	40
Higher finance income		4	4
Lower finance costs		1	1
Change in income tax recovery or expense		(49)	(7)
Other		(2)	(2)
Net earnings - 2025		**199**	**217**

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company's capital and tax structure, including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the adjusted net earnings definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gain/loss on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

We also adjust for the unwinding of the effect of purchase accounting on the sale of inventories, which is included in our share of earnings from equity-accounted investee and recorded in the cost of products and services sold in the investee information (see note 11 to the financial statements).

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the fourth quarters and years ended 2025 and 2024.

For the year ended December 31, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	954	179	58	(601)	590
Depreciation and amortization	246	40	-	7	293
Finance income	-	-	-	(23)	(23)
Finance costs	-	-	-	115	115
Income taxes	-	-	-	188	188
	1,200	219	58	(314)	1,163
Adjustments on equity investees					
Depreciation and amortization	23	-	383	-	406
Finance income	(2)	-	(3)	-	(5)
Finance expense	-	-	213	-	213
Income taxes	47	-	(4)	-	43
Net adjustments on equity investees	68	-	589	-	657
EBITDA	1,268	219	647	(314)	1,820
Gain on derivatives	-	-	-	(144)	(144)
Other operating income	(22)	-	-	-	(22)
Share-based compensation	-	-	-	79	79
Unrealized foreign exchange losses	-	-	-	54	54
	(22)	-	-	(11)	(33)
Adjustments on equity investees					
Inventory purchase accounting	-	-	11	-	11
Other expenses	-	-	53	-	53
Unrealized foreign exchange losses	9	-	9	-	18
Restructuring costs	-	-	60	-	60
Net adjustments on equity investees	9	-	133	-	142
Adjusted EBITDA	1,255	219	780	(325)	1,929

[1]JV Inkai EBITDA of $236 million is included in the uranium segment. See *Financial results by segment – Uranium* for reconciliation.
[2]Westinghouse earnings are after income taxes

For the year ended December 31, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	904	108	(218)	(622)	172
Depreciation and amortization	239	37	-	5	281
Finance income	-	-	-	(21)	(21)
Finance costs	-	-	-	147	147
Income taxes	-	-	-	85	85
	1,143	145	(218)	(406)	664
Adjustments on equity investees					
Depreciation and amortization	23	-	357	-	380
Finance income	(1)	-	(4)	-	(5)
Finance expenses	-	-	225	-	225
Income taxes	58	-	(61)	-	(3)
Net adjustments on equity investees	80	-	517	-	597
EBITDA	1,223	145	299	(406)	1,261
Loss on derivatives	-	-	-	152	152
Other operating income	(35)	-	-	-	(35)
Share-based compensation	-	-	-	44	44
Unrealized foreign exchange gains	-	-	-	(66)	(66)
	(35)	-	-	130	95
Adjustments on equity investees					
Inventory purchase accounting	-	-	71	-	71
Acquisition-related transition costs	-	-	29	-	29
Other expenses	-	-	19	-	19
Unrealized foreign exchange losses (gains)	(9)	-	2	-	(7)
Restructuring costs	-	-	63	-	63
Net adjustments on equity investees	(9)	-	184	-	175
Adjusted EBITDA	1,179	145	483	(276)	1,531

[1]JV Inkai EBITDA of $279 million is included in the uranium segment. See *Financial results by segment – Uranium* for reconciliation.
[2]Westinghouse earnings are after income taxes

For the quarter ended December 31, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	274	50	26	(150)	200
Depreciation and amortization	73	13	-	1	87
Finance income	-	-	-	(7)	(7)
Finance costs	-	-	-	30	30
Income taxes	-	-	-	47	47
	347	63	26	(79)	357
Adjustments on equity investees					
Depreciation and amortization	17	-	98	-	115
Finance income	-	-	(1)	-	(1)
Finance expense	-	-	64	-	64
Income taxes	36	-	(29)	-	7
Net adjustments on equity investees	53	-	132	-	185
EBITDA	400	63	158	(79)	542
Gain on derivatives	-	-	-	(35)	(35)
Other operating income	(9)	-	-	-	(9)
Share-based compensation	-	-	-	20	20
Unrealized foreign exchange losses	-	-	-	15	15
	(9)	-	-	-	(9)
Adjustments on equity investees					
Inventory purchase accounting	-	-	6	-	6
Other expenses	-	-	15	-	15
Unrealized foreign exchange losses	5	-	7	-	12
Restructuring costs	-	-	25	-	25
Net adjustments on equity investees	5	-	53	-	58
Adjusted EBITDA	396	63	211	(79)	591

[1]JV Inkai EBITDA of $103 million is included in the uranium segment. See *Financial results by segment – Uranium* for reconciliation.
[2]Westinghouse earnings are after income taxes

For the quarter ended December 31, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	289	37	9	(199)	136
Depreciation and amortization	91	12	-	1	104
Finance income	-	-	-	(3)	(3)
Finance costs	-	-	-	31	31
Income taxes	-	-	-	(2)	(2)
	380	49	9	(172)	266
Adjustments on equity investees					
Depreciation and amortization	11	-	90	-	101
Finance income	-	-	(2)	-	(2)
Finance expenses	-	-	53	-	53
Income taxes	30	-	(11)	-	19
Net adjustments on equity investees	41	-	130	-	171
EBITDA	421	49	139	(172)	437
Loss on derivatives	-	-	-	133	133
Other operating income	(23)	-	-	-	(23)
Share-based compensation	-	-	-	17	17
Unrealized foreign exchange gains	-	-	-	(56)	(56)
	(23)	-	-	94	71
Adjustments on equity investees					
Inventory purchase accounting	-	-	4	-	4
Acquisition-related transition costs	-	-	1	-	1
Other expenses	-	-	11	-	11
Unrealized foreign exchange gains	(7)	-	(9)	-	(16)
Restructuring costs	-	-	16	-	16
Net adjustments on equity investees	(7)	-	23	-	16
Adjusted EBITDA	391	49	162	(78)	524

[1]JV Inkai EBITDA of $90 million is included in the uranium segment. See *Financial results by segment – Uranium* for reconciliation.
[2]Westinghouse earnings are after income taxes

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the fourth quarters and years ended 2025 and 2024.

($ MILLIONS)	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31	
	2025	2024	2025	2024
Cost of product sold	**728.7**	730.2	**1,824.5**	1,757.2
Royalties	**(53.3)**	(51.5)	**(180.3)**	(139.9)
Other selling costs	**(3.3)**	(4.7)	**(11.6)**	(16.9)
Care and maintenance	**(20.1)**	(13.6)	**(91.5)**	(72.3)
Change in inventories	**129.2**	(14.9)	**(84.0)**	78.5
Cash operating costs (a)	**781.2**	645.5	**1,457.1**	1,606.6
Depreciation and amortization	**72.8**	91.2	**246.3**	238.7
Care and maintenance	**(2.0)**	(0.2)	**(7.2)**	(5.1)
Change in inventories	**2.2**	(30.1)	**(1.4)**	(9.7)
Total operating costs (b)	**854.2**	706.4	**1,694.8**	1,830.5
Uranium produced & purchased (million lb) (c)	**12.3**	10.9	**30.6**	34.4
Cash costs per pound (a ÷ c)	**63.51**	59.22	**47.62**	46.70
Total costs per pound (b ÷ c)	**69.45**	64.81	**55.39**	53.21

Operations, projects and investments

This section of our MD&A is an overview of the mining, milling and processing facilities we operate or have an interest in, our curtailed operations, our advanced uranium projects and our exploration activities, what we accomplished this year, our plans for the future and how we manage risk. It also includes an overview of our investments in Westinghouse and GLE.

Managing the risks

The nature of our business means we face many kinds of potential risks and hazards – some that relate to the nuclear energy industry in general, safety, health and environmental risks associated with any mining and chemical processing company and others that apply to specific properties, operations, planned operations, Westinghouse or other fuel cycle investments. Our uranium and fuel services and Westinghouse segments also face unique risks associated with radiation. These risks could have a significant impact on our business, earnings, cash flows, financial condition, results of operations or prospects, which may result in a significant decrease in the market price of our common shares.

Risks and hazards generally applicable to the mining, milling and processing facilities we operate, and advanced projects include:

- catastrophic accidents resulting in large-scale releases of hazardous chemicals, or a tailings facility failure
- industrial safety accidents
- environmental incidents or subsurface contamination from current or legacy operations
- transportation incidents, which may involve the release of radioactive or other hazardous materials
- labour shortages, disputes or strikes
- availability of personnel with the necessary skills and experience
- cost increases for labour, contracted or purchased materials, supplies and services
- shortages of, or interruptions in the supply of, required materials, supplies, services and equipment
- transportation and delivery disruptions
- interruptions in the supply of electricity, water, and other utilities or infrastructure
- inability to achieve anticipated operational flexibility and efficiency objectives
- equipment failures or aging facilities
- cyberattacks
- joint venture disputes or litigation, arbitration, regulatory proceedings, or changes in the interpretation or enforcement of applicable laws or regulations
- non-compliance with legal requirements, including exceeding applicable air or water limits

- inability to obtain and renew the licences and other approvals needed to restart, operate, and to increase production at our mines, mills, processing facilities, to develop new mines, or for Westinghouse to operate its fuel fabrication or other facilities or undertake its other commercial activities
- increased workforce health and safety risks or increased regulatory burdens resulting from a pandemic or other causes
- fires
- blockades or other acts of social or political activism
- uncertain impact of changing regulations or policy on our annual operating costs, including GHG pricing and regulations (e.g., carbon pricing, the Canadian Clean Fuel Standard)
- natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change
- outbreak of communicable illness (such as a pandemic)
- unusual, unexpected or adverse mining geological or hydrological conditions
- underground water inflows at our mining operations
- ground movement or cave-ins at our mining operations
- reserve and resource estimates and the assumptions on which they are based are not precise

Risks and hazards generally applicable to Westinghouse and our ownership interest in Westinghouse include:

- failure to realize any or all of the anticipated benefits from the acquisition
- Westinghouse's failure to generate sufficient cash flow to fund its approved annual operating budget or make distributions to us and Brookfield
- Westinghouse's failure to comply with nuclear licence and quality assurance requirements at its facilities
- Westinghouse's loss of protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities
- adverse public perception of nuclear energy

- adverse public reaction to an unforeseen nuclear incident resulting in a lessening of demand for nuclear generators
- political, regulatory or fiscal changes in the jurisdictions in which Westinghouse operates or has investments
- threat of increased trade barriers adversely impacting Westinghouse's business
- our inability to control Westinghouse
- liabilities at Westinghouse exceeding our estimates and the discovery of unknown or undisclosed liabilities

- default by Westinghouse under its credit facilities adversely impacting Westinghouse's ability to fund its ongoing operations
- occupational health and safety issues arising at Westinghouse's operations
- disputes between us and Brookfield regarding our strategic partnership
- Cameco defaulting under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse
- the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic partnership between Cameco, Brookfield and the US Government or to effect their future obligations related to the transactions contemplated by the strategic partnership

- the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources
- following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law
- geopolitical developments, economic instability, trade restrictions or changes that adversely affect Westinghouse's international operations, supply chains, investments or our ability to repatriate cash flows
- Cameco's ability to effectively realize the anticipated benefits of the strategic partnership

We have a Risk Policy that is supported by our formal Risk Management Program.

Our Risk Management Program involves a broad, systematic approach to identifying, assessing, monitoring, reporting and managing the significant risks we face in our business and operations, including risks that could impact our four measures of success. For more information about our risk management program see the *Risk and Risk Management* section in this MD&A, as well as our most recent Sustainability Report at cameco.com.

We have insurance to cover some of these risks and hazards, but not all of them, and not to the full amount of losses or liabilities that could potentially arise.

In addition to considering the other information in this MD&A and the risks noted above, you should carefully consider the material risks discussed starting on page 4, and the specific risks discussed under the update for each operation, advanced project, Westinghouse and GLE in this section. These risks, however, are not a complete list of the potential risks our operations, advanced projects, or other investments face. There may be others we are not aware of or risks we feel are not material today that could become material in the future.

We recommend you also review our most recent annual information form, which includes a discussion of other material risks that could have an impact on our business.

Uranium – production overview

Our share of production in our uranium segment in the fourth quarter was 6.0 million pounds, 2% lower compared to the same period in 2024, while production for the year was 21.0 million pounds, 10% lower than in 2024. Total production in 2025 was 1 million pounds above the revised production plan we announced in the third quarter. See *Uranium – Tier-one operations* starting on page 78 for more information.

The Rabbit Lake operation remained in a safe and sustainable state of care and maintenance, and we are no longer developing new wellfields at Crow Butte and Smith Ranch-Highland. See *Uranium – Tier-two operations* beginning on page 90 for more information.

Uranium production

| CAMECO SHARE (MILLION LB) | THREE MONTHS ENDED DECEMBER 31 | | YEAR ENDED DECEMBER 31 | | | |
	2025	2024	2025	2024	2025 PLAN	2026 PLAN[2]
Cigar Lake	**2.6**	2.5	**10.4**	9.2	up to 9.8	9.5 to 10.0
McArthur River/Key Lake	**3.3**	3.6	**10.5**	14.2	9.8 to 10.5[1]	10.0 to 11.5
US ISR	**0.1**	-	**0.1**	-	-	-
Total	**6.0**	6.1	**21.0**	23.4	up to 20	19.5 to 21.5

[1] In August, we changed our outlook for production at McArthur River/Key Lake to produce between 14 million and 15 million pounds (100% basis) in 2025 (previously expected 18 million pounds).
[2] Production ranges are rounded to the nearest half-million.

PRODUCTION OUTLOOK

We remain focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. Our strategy includes a focus, in our uranium segment, on protecting and extending the value of our contract portfolio, on aligning our production decisions with our contract portfolio and market opportunities in order to increase long-term value, and to do that with an emphasis on safety, people and the environment.

In 2026, we are planning production of between 19.5 million pounds and 21.5 million pounds (our share). At Key Lake, the annual maintenance shutdown will begin in the third quarter, which will include the installation of new infrastructure and repairs to major existing infrastructure. As a result of this work, the shutdown is expected to be longer than previous years. At Cigar Lake, the annual maintenance shutdown will take place in the second quarter.

Due to equity accounting, our share of production from Inkai is shown as a purchase. JV Inkai's 2026 planned production target is 10.4 million pounds U_3O_8, (100% basis). See *Uranium – Tier-one operations- Inkai* beginning on page 86 for more information.

Uranium – Tier-one operations

McArthur River mine / Key Lake mill



2025 Production (our share)

10.5M lb

2026 Production Outlook (our share)

10.0-11.5 lb[1]

Estimated Reserves (our share)

241.9M lb

Estimated Mine Life

2044

McArthur River is the world's largest, high-grade uranium mine, and Key Lake is the world's largest uranium mill. We are the operator of both the mine and the mill.

McArthur River is considered a material uranium property for us. There is a technical report dated March 29, 2019 (effective December 31, 2018) that can be downloaded from SEDAR+ (www.sedarplus.ca) or from EDGAR (www.sec.gov).

Location	Saskatchewan, Canada
Ownership	McArthur River – 69.805%
	Key Lake – 83.33%
Mine type	Underground
Mining methods	Blasthole stoping and raiseboring
End product	Uranium concentrate
Certification	ISO 14001 certified
Estimated reserves	241.9 million pounds (proven and probable), average grade U_3O_8: 6.48%
Estimated resources	4.7 million pounds (measured and indicated), average grade U_3O_8: 2.25%
	1.7 million pounds (inferred), average grade U_3O_8: 2.81%
Licensed capacity	Mine and mill: 25.0 million pounds per year
Licence term	Through October 2043
Total packaged production: 2000 to 2025	373.2 million pounds (McArthur River/Key Lake) (100% basis)
1983 to 2002	209.8 million pounds (Key Lake) (100% basis)
2025 production	10.5 million pounds (15.1 million pounds on 100% basis)
2026 production outlook	10.0-11.5 million pounds (14-16.5 million pounds on 100% basis)[1]
Estimated decommissioning cost	$51.4 million – McArthur River (100% basis)
	$276.7 million – Key Lake (100% basis)

All values shown, including reserves and resources, represent our share only, unless otherwise indicated.
[1] Production ranges, our share, have been rounded to the nearest half-million.

BACKGROUND

Mine description

Mineral reserves at McArthur River are contained within seven zones: zones 1, 2, 3, 4, 4 South, A and B. There are currently two active mining zones (zone 2 and 4), one with significantly advanced development (zone 1), and one in mid-stages of development (zone 4 South).

Zone 2 has been actively mined since production began in 1999. The ore zone was initially divided into three freeze panels. As the freeze wall was expanded, the inner connecting freeze walls were decommissioned to recover the uranium around the deactivated freeze pipes. Mining of zone 2 is almost complete and the remaining mineral reserves remain secured behind a freeze wall. We expect to recover them using a combination of raisebore and blasthole stope mining.

Zone 4 has been actively mined since 2010. The zone was divided into four freeze panels, and like in zone 2, as the freeze wall was expanded, the inner connecting freeze walls were decommissioned. Zone 4 is expected to be the main source of production for the next several years. Raisebore and blasthole stope mining will be used to recover the mineral reserves.

Zone 1 is the next planned mine area to be brought into production. Freeze hole drilling was completed in 2023, and brine distribution construction and commissioning was completed in 2024. Freeze wall formation around the zone was successfully achieved in November 2025. Development and construction of the drill and extraction chambers inside the freeze wall is currently in progress. We expect production mining from this area to begin in 2026, once the work is complete. Blasthole stope mining is planned as the main extraction method in zone 1.

Zone 4 South development began April 2015 and continues to progress, with ongoing work to ensure the freeze infrastructure required to support mining from this zone is in place.

We have successfully packaged approximately 373.2 million pounds (100% basis) since we began mining in 1999.

Mining methods and techniques

All the mineralized areas discovered to date at McArthur River are in, or partially in, water-bearing ground with significant pressure at mining depths.

There are three approved mining methods at McArthur River: raisebore mining, blasthole stope mining and boxhole mining. However, only raisebore and blasthole stope mining remain in use. Before we begin mining an area, we freeze the ground around it by circulating chilled brine through freeze holes to form an impermeable frozen barrier.

Blasthole stope mining

Blasthole stope mining began in 2011 and is the main extraction method planned for future production. It is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing the freeze wall integrity. The use of this method has allowed the site to improve operating costs by increasing overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation and improving extraction cycle time.

Raisebore mining

Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River, and it has been used since mining began in 1999. This method is favourable for mining the weaker rock mass areas of the deposit and is suitable for massive high-grade zones where there is access both above and below the ore zone.

Initial processing

McArthur River produces two product streams, high grade slurry and low-grade mineralized rock. Both product streams are shipped to Key Lake mill to produce uranium ore concentrate.

The high-grade material is ground and thickened into a slurry underground and then pumped to surface. The material is then thickened and blended for grade control and shipped to Key Lake in slurry totes using haul trucks.

The low-grade mineralized material is hoisted to surface and shipped as a dry product to Key Lake using covered haul trucks. Once at Key Lake, the material is ground, thickened and blended with the high-grade slurry to a nominal 5% U_3O_8 mill feed grade. It is then processed into uranium ore concentrate and packaged in drums for further processing offsite.

Tailings capacity

Based on the current licence conditions, tailings capacity at Key Lake is sufficient to mill all the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

Licensed annual production capacity

The McArthur River mine and Key Lake mill are both licensed to produce up to 25 million pounds (100% basis) per year. To achieve annual production at the licensed capacity, additional investment will be required.

2025 UPDATE

Production

Total packaged production from McArthur River and Key Lake in 2025 was 15.1 million pounds (10.5 million pounds our share), compared to 20.3 million pounds (14.2 million pounds our share) in 2024. Planned production was not achieved due to a shortfall in mine production at McArthur River as disclosed on August 28, 2025.

The McArthur River mine was unable to fully mitigate the impacts of the delayed development and ground freezing in new mining zones. The mine's performance was also impacted by availability of equipment and certain workforce skills.

The Key Lake mill saw notable improvements in its operational performance in 2025, with the site becoming more familiar and experienced with new equipment and control system upgrades. In addition, the systematic understanding of process bottlenecks and efforts to remove or decrease their impacts allowed Key Lake to optimize the mill throughput rates. Despite these improvements, overall production for the year was constrained by a six-week unplanned shutdown in the fall of 2025, resulting from a lack of ore feed from McArthur River, which limited the mill's ability to consistently operate at planned rates and ultimately impacted the achievement of production targets.

Exploration

Underground exploration at McArthur River continued in 2025 with the focus areas being in-fill drilling of zones A and B, as well as surface exploration drilling on northern brownfield drill targets.

PLANNING FOR THE FUTURE

Production

We plan to produce from 14 million to 16.5 million pounds (100% basis) in 2026; our share is approximately 10.0 million to 11.5 million pounds. The production rate is currently constrained by limited ore feed supply as a result of delays in new mining areas at McArthur River. In 2026, we expect to bring zone 1 into production, which will notably improve the number of mining fronts available. In addition, we will continue to advance zone 4 south development while adding to our workforce and replacing mobile equipment. We also plan to continue with our underground exploration activities in 2026.

We are addressing aging infrastructure and potential bottlenecks at Key Lake and the advancement of freezing at McArthur River to ensure reliability and sustainability. While these projects are required to support and maintain capacity at current production levels, they have been classified as growth because they also position us for future production flexibility, including to its licensed annual capacity of 25 million pounds, although no decision on changes to future production levels has been made. In the third quarter of 2026, we will begin our annual maintenance shutdown at Key Lake, which will include the installation of new infrastructure and repairs to major existing infrastructure. As a result of this work, the shutdown is expected to be longer than previous years. We will plan our production in line with market opportunities and our contract portfolio, demonstrating that we continue to be a responsible, long-term supplier of uranium fuel.

MANAGING OUR RISKS

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high-pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium. We take significant steps and precautions to reduce the risks. Mine designs and mining methods are selected based on their ability to mitigate hydrological, radiological and geotechnical risks. Operational experience gained since the start of production has resulted in a significant reduction in risk. However, there is no guarantee that our efforts to mitigate risk will be successful.

Should the planned infrastructure installations and repairs not proceed as scheduled or encounter unforeseen delays during the extended 2026 maintenance shutdown, there is a potential impact to annual production targets. Any deviation from the planned scope or timeline could reduce operational capacity and affect overall production for the year.

In addition to the risks listed on pages 75 to 76, in 2026 we are focused on the management of the following risks:

Equipment availability

In 2025, the McArthur River mine was impacted by mobile equipment availability, mainly for the first half of the year. The site is progressing its mobile fleet revitalization plan with the remaining high priority equipment expected to arrive in 2026. Some of the equipment is customized for use specifically at McArthur River and it therefore requires extensive testing, training and commissioning time, resulting in operational risks related to mobile equipment availability in 2026.

In 2026, there is a risk of a delayed restart or reduced productivity at Key Lake mill following its annual maintenance shutdown, as the planned installation and commissioning of new infrastructure and repairs to major existing infrastructure during the outage could lead to integration or ramp-up challenges that impact planned production levels.

Inflation, labour shortages and supply chain issues

Inflation, the availability of personnel with the necessary skills and experience, and the potential impact of supply chain challenges on the availability of materials and reagents, create additional risks to our production plans and could result in production delays and increased costs in 2026 and future years.

Labour relations

The collective agreement with the United Steelworkers Local 8914 expired in December 2025. As such, there is a potential risk of a labour dispute impact in 2026 if a new agreement cannot be reached.

Water inflow risk

All the mineralized areas discovered to date at McArthur River are in, or partially in, water-bearing ground with significant pressure at mining depths. This high-pressure water source is isolated from active development and production areas to reduce the inherent risk of an inflow. McArthur River relies on pressure grouting and ground freezing, and sufficient pumping, water treatment and above ground storage capacity to mitigate the risks of the high-pressure ground water.

McArthur River has not experienced a significant disruption to its mining or development activities resulting from a water inflow since 2008. The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs or a loss of mineral reserves.

Transition to new mine areas

In 2026, McArthur River is scheduled to transition into two new mine areas within zone 1 and the zone 4 clay area. The risk of unforeseen challenges during the development of these areas could impact our production schedule. The impact would depend on the magnitude of the delay and the mine's ability to substitute with production from alternative mining areas.

Uranium – Tier-one operations

Cigar Lake



2025 Production (our share)
10.4M lb

2026 Production Outlook (our share)
9.5-10.0M lb[1]

Estimated Reserves (our share)
94.1M lb

Estimated Mine Life
2036

Cigar Lake is the world's highest-grade uranium mine. We are a 54.5% owner and the mine operator. Cigar Lake ore is milled at Orano's McClean Lake mill.

Cigar Lake is considered a material uranium property for us. There is a technical report dated March 22, 2024 (effective December 31, 2023) that can be downloaded from SEDAR+ (www.sedarplus.ca) or from EDGAR (www.sec.gov).

Location	Saskatchewan, Canada
Ownership	54.547%
Mine type	Underground
Mining method	Jet boring system
End product	Uranium concentrate
Certification	ISO 14001 certified
Estimated reserves	94.1 million pounds (proven and probable), average grade U_3O_8: 16.33%
Estimated resources	14.3 million pounds (measured and indicated), average grade U_3O_8: 5.05%
	10.9 million pounds (inferred), average grade U_3O_8: 5.55%
Licensed capacity	18.0 million pounds per year (our share 9.8 million pounds per year)
Licence term	Through June 2031
Total packaged production: 2014 to 2025	174.5 million pounds (100% basis)
2025 production	10.4 million pounds (19.1 million pounds on 100% basis)
2026 production outlook	9.5-10.0 million pounds (17.5-18 million pounds on 100% basis)[1]
Estimated decommissioning cost	$76.5 million (100% basis)

All values shown, including reserves and resources, represent our share only, unless otherwise indicated.
[1] Production ranges, our share, have been rounded to the nearest half-million.

BACKGROUND

Mine description

Cigar Lake's geological setting is similar to McArthur River's. However, unlike McArthur River, the Cigar Lake deposit is horizontally oriented. The Cigar Lake deposit was historically divided into two parts. The eastern portion, previously referred to as Phase 1, is now the Cigar Lake Main (CLMain) portion of the deposit, whereas the western portion, previously referred to as Phase 2 and the area where we have begun development work, is now the Cigar Lake Extension (CLExt).

Mine development is carried out in the basement rocks below the ore horizon. New mine development is required throughout the mine life to gain access to the ore above.

Mining method

At Cigar Lake, the permeable sandstone that overlays the deposit and basement rocks, contains large volumes of water at significant pressure. Before we begin mining, we freeze the ore zone and surrounding ground. We use a jet boring system to mine the ore.

Jet boring system (JBS) mining

As a result of the unique geological conditions at Cigar Lake, we are unable to utilize traditional mining methods that require access above the ore, which necessitated the development of a non-entry mining method specifically adapted for this deposit. After many years of test mining, we selected jet boring, and it has been used since mining began in 2014. This method involves:

- drilling a pilot hole into the frozen orebody, inserting a high-pressure water jet and cutting a cavity out of the frozen ore;
- collecting the ore and water mixture (slurry) from the cavity and pumping it to a storage sump, allowing it to settle;
- using a clamshell, transporting the ore from the storage sump to an underground grinding and processing circuit;
- once mining is complete, filling each cavity in the orebody with concrete; and
- starting the process again with the next cavity.

We have divided the orebody into production panels and at least three production panels need to be frozen at one time to achieve the annual production rate. A JBS machine is located below a frozen panel with three JBS machines available for operation. Two machines actively mine at any given time while the third is moving, setting up, or undergoing maintenance.

We have successfully packaged approximately 174.5 million pounds (100% basis) since we began mining in 2014.

Initial processing

We carry out initial processing of the extracted ore at Cigar Lake before shipping it to McClean Lake. To accomplish this, we:

- grind the ore and mix it with water to form a slurry in our underground circuit;
- pump the slurry 500 metres to the surface and store it in one of two ore slurry holding tanks, where it is blended and thickened to remove excess water; and
- the final slurry, at an average grade of approximately 16% U_3O_8, is pumped into transport truck containers and shipped to McClean Lake mill on a 69-kilometre all-weather road.

Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

Milling

All of Cigar Lake's ore slurry is being processed at the McClean Lake mill, operated by Orano. Given the McClean Lake mill's licenced capacity of up to 24 million pounds U_3O_8 per year, it is able to:

- process up to 18 million pounds U_3O_8 per year, plus the flex production ability to recover production shortfalls from previous years at Cigar Lake; and
- process and package all of Cigar Lake's current mineral reserves.

Licensing annual production capacity

The Cigar Lake mine is licensed to produce up to 18 million pounds (100% basis) per year. Orano's McClean Lake mill is licensed to produce 24 million pounds annually. In addition, subject to annual discussions with Orano regarding the McClean Lake mill's performance, capacity restraints and other commitments, Cigar Lake mine has the ability to temporarily produce in excess of its licensed annual production in order to recover production shortfalls from previous years (within limits defined by our CNSC licence and provincial approval).

2025 UPDATE

Production

Total packaged production from Cigar Lake in 2025 was 19.1 million pounds U_3O_8 (10.4 million pounds our share) compared to 16.9 million pounds U_3O_8 (9.2 million pounds our share) in 2024. The operation exceeded our forecast of 18 million pounds (100% basis) as a result of higher productivity and our ability to temporarily adjust annual mine production to make up for past annual production shortfalls, as permitted under our CNSC licence and provincial approval.

During the year, we:
- produced from and continued development work in the CLMain orebody in alignment with our long-term production plan;
- successfully executed a planned 28-day annual maintenance outage;
- completed construction outfitting activities on one production tunnel that will support production targets in 2026;
- substantially progressed physical surface work for development of the CLExt portion of the orebody initial mining zone; and
- crushed concrete aggregate to support backfill operations and development activities.

Underground development

Underground mine development continued in 2025. We completed development of one production crosscut in the western portion of CLMain and continued development of one production crosscut in the eastern portion of CLMain. Development also continued for access to the CLExt orebody on both 480 and 500m level.

PLANNING FOR THE FUTURE

Production

In 2026, we expect to produce 17.5 million to 18 million pounds (100% basis) at Cigar Lake; our share is approximately 9.5 to 10.0 million pounds.

In 2026, we plan to continue production and development activities in CLMain, as well as development drifts to access CLExt in alignment with our long-term mine plan. We will start freeze hole drilling and freeze hole activation for CLExt and continue earthworks and construction of surface services to support the expansion of freeze activities required for future production from CLExt.

MANAGING OUR RISKS

The Cigar Lake deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high-pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium and elements of concern in the orebody with respect to water quality. We take significant steps and precautions to reduce the risks. Mine designs and the mining method are selected based on their ability to mitigate hydrological, radiological, and geotechnical risks. Operational experience gained since the start of production has resulted in a significant reduction in risk. However, there is no guarantee that our efforts to mitigate risk will be successful.

In addition to the risks listed on pages 75 to 76, in 2025 we are focused on the management of the following risks:

Inflation, labour shortages, and supply chain challenges

Inflation, the availability of personnel with the necessary skills and experience, and the potential impact of supply chain challenges on the availability of materials and reagents, create additional risks to our production plans and could result in production delays and increased costs in 2026 and future years.

Transition to new mining areas

In order to successfully achieve the planned production schedule, we must continue to successfully transition into new mining areas, which includes mine development and investment in critical support infrastructure, and deployment of the jet boring method in new areas. If development or infrastructure construction work is delayed for any reason, including if the performance of our jet boring method is materially different in new areas than in previously mined areas, our ability to meet our future production plans may be impacted.

Water inflow risk

The sandstone that overlays the Cigar Lake deposit and basement rocks is water-bearing with significant pressure at mining depths. This high-pressure water source is isolated from active development and production areas in order to reduce the inherent risk of an inflow. Cigar Lake relies on ground freezing and sufficient pumping, water treatment and above ground storage capacity to mitigate the risks of the high-pressure ground water.

Cigar Lake has not experienced a significant disruption resulting from a water inflow since 2008. The consequences of another water inflow at Cigar Lake would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs or a loss of mineral reserves.

Uranium – Tier-one operations

Inkai



2025 Production (100% basis)

8.4M lb

2026 Production Outlook (100% basis)

10.4M lb

Estimated Reserves (our share)

96.5M lb

Estimated Mine Life

2045 (based on licence term)

Inkai is a very significant uranium deposit, located in Kazakhstan. The operator is JV Inkai limited liability partnership, which we jointly own (40%)[1] with Kazatomprom (KAP) (60%).

Inkai is considered a material uranium property for us. There is a technical report dated November 12, 2024 (effective September 30, 2024) that can be downloaded from SEDAR+ (www.sedarplus.ca) or from EDGAR (www.sec.gov).

Location	South Kazakhstan
Ownership	40%[1]
Mine type	In situ recovery (ISR)
End product	Uranium concentrate
Certifications	BSI OHSAS 18001 ISO 14001 certified
Estimated reserves	96.5 million pounds (proven and probable), average grade U_3O_8: 0.03%
Estimated resources	37.1 million pounds (measured and indicated), average grade U_3O_8: 0.03% 8.9 million pounds (inferred), average grade U_3O_8: 0.03%
Licensed capacity (wellfields)	10.4 million pounds per year (our share 4.2 million pounds per year*)*[1]
Licence term	Through July 2045
Total packaged production: 2009 to 2025	106.4 million pounds (100% basis)
2025 production	8.4 million pounds (100% basis*)*[1]
2026 production outlook	10.4 million pounds (100% basis)[1]
Estimated decommissioning cost (100% basis)	US$44 million (100% basis)

All values shown, including reserves and resources, represent our share only, unless indicated.

[1] Our ownership interest in the joint venture is 40% and we equity account for our investment. As such, our share of production is shown as a purchase.

BACKGROUND

Mine description

The Inkai uranium deposit is a roll-front type orebody within permeable sandstones. The more porous and permeable units host several stacked and relatively continuous, sinuous "roll-fronts" of low-grade uranium forming a regional system. Superimposed over this regional system are several uranium projects and active mines.

Inkai's mineralization ranges in depths from about 260 metres to 530 metres. The deposit has a surface projection of about 40 kilometres in length, and the width ranges from 40 to 1,600 metres. The deposit has hydrogeological and mineralization conditions favourable for use of in situ recovery (ISR) technology.

Mining and milling method

JV Inkai uses conventional, well-established, and very efficient ISR technology, developed after extensive test work and operational experience. The process involves five major steps:
- leach the uranium in situ by circulating an acid-based solution through the host formation;
- recover it from solution with ion exchange resin (takes place at both main and satellite processing plants);
- precipitate the uranium with hydrogen peroxide;
- thicken, dewater, and dry it; and
- package the uranium peroxide product in drums.

JV Inkai has successfully packaged approximately 98.0 million pounds (100% basis) since it began mining in 2009.

2025 UPDATE

Production

Total production from JV Inkai in 2025 was 8.4 million pounds (3.7 million pounds our share) compared to 7.8 million pounds (3.6 million pounds our share) in 2024.

During 2025, we received shipments containing the remainder of our share of 2024 production, about 0.9 million pounds, and the entire 3.7 million pounds of our share of Inkai's 2025 production.

On December 31, 2024, we were unexpectedly informed that KAP, as majority owner and controlling partner of the joint venture, had directed JV Inkai to suspend production activity as of January 1, 2025. The suspension was implemented pending approval by Kazakhstan's Ministry of Energy of an extension to submit an updated Project for Uranium Deposit Development documentation. When the extension had not yet been granted at 2024 year-end as expected, KAP made the decision to halt production in order to avoid potential violation of Kazakhstan legislation. The extension was approved and JV Inkai resumed production on January 23, 2025. Subsequently, Inkai adjusted its mining plan and successfully managed its production, reaching the target of 8.4 million pounds in 2025.

Production purchase entitlements

Under the terms of a restructuring agreement signed with KAP in 2016, our ownership interest in JV Inkai is 40% and KAP's share is 60%. However, during production ramp-up to the licensed limit of 10.4 million pounds, we are entitled to purchase 57.5% of the first 5.2 million pounds of annual production, and as annual production increases over 5.2 million pounds, we are entitled to purchase 22.5% of such incremental production, to the maximum annual share of 4.2 million pounds. Once the ramp-up to 10.4 million pounds annually is complete and annual production at that level is achieved, we will be entitled to purchase 40% of such annual production going forward, matching our ownership interest. However, until that time, our production purchase entitlement continues to be subject to the formula under the 2016 JV Inkai restructuring agreement.

Based on the production purchase entitlement under the 2016 JV Inkai restructuring agreement and negotiations with our JV partner, for 2025 we were entitled to purchase 3.7 million pounds, or 44.1% of JV Inkai's 2025 production of 8.4 million pounds. Total purchases in 2025 were 4.5 million pounds, of which 0.9 million pounds were related to our 2024 entitlement.

Cash distribution

Excess cash, net of working capital requirements, will be distributed to the partners as dividends. In 2025, we received a cash dividend from JV Inkai of US$87 million, net of withholdings. Our share of dividends follows our production purchase entitlements as described above. Delays in deliveries of our share of production could reduce the dividend that JV Inkai is able to declare for the calendar year.

PLANNING FOR THE FUTURE

Expansion project

Engineering work for a process expansion of the Inkai circuit to support a nominal production of at least 10.4 million pounds U_3O_8 per year has been completed and construction is in progress. The expansion project includes an upgrade to the yellowcake filtration and packaging units, and the addition of a pre-dryer and calciner. Please refer to Section 17.4 of the Technical Report for further details. Currently, Inkai estimates the completion of the expansion project in 2026, subject to it successfully managing the schedule risk related to contractor performance.

Production

JV Inkai's 2026 planned production target is to achieve 10.4 million pounds U_3O_8. Based on the terms of the 2016 JV Inkai restructuring agreement described above under *Production purchase entitlements*, if annual production of 10.4 million pounds is achieved, we will be entitled to purchase a 40% share going forward, matching our ownership interest; our 2026 purchase entitlement is therefore expected to be 4.2 million pounds. However, production plans for 2026 remain uncertain and are being reassessed, and our purchase entitlement is therefore subject to change.

Our share of production is purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

MANAGING OUR RISKS

In addition to the risks listed on pages 75 to 76, JV Inkai also manages the following risks:

Production and cost risks

Presently, JV Inkai is experiencing procurement and supply chain issues, most notably, related to the stability of sulphuric acid deliveries. It is also experiencing challenges related to construction delays and inflationary pressures on its production costs.

A significant disruption to JV Inkai's production plans for 2026 and subsequent years could result in financial penalties and further escalation of production costs. In addition, JV Inkai's costs could be impacted by further changes to the tax code in Kazakhstan and by possible increased financial contributions to social and other state causes, although these risks cannot be quantified or estimated at this time.

Depending on production levels at Inkai and the outcome of our discussions related thereto with JV Inkai and KAP, our share of production and earnings from this equity-accounted investee and the amount and timing of our dividends from the joint venture may be impacted.

Transportation

The geopolitical situation continues to cause transportation risks in the region. We could continue to experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive shipments of our share of Inkai's production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

Mineral extraction tax

In 2025, the government of the Republic of Kazakhstan introduced amendments to the country's Tax Code, which involve changes to the Mineral Extraction Tax (MET) rate for uranium. In 2026, the MET changed from a 9% flat rate, to a progressive MET system based on actual annual production volumes under each subsoil use agreement. Under the progressive system that took effect on January 1, 2026, the highest rate is 18% for operations producing over 10.4 million pounds (4,000 tonnes). Additionally, a further MET of up to 2.5% may be applicable based on the spot market price of uranium. The MET is incurred and paid by the mining entities, and it is expected to have a significant impact on JV Inkai's cost structure.

Political

Kazakhstan declared itself independent in 1991 after the dissolution of the Soviet Union. Our investment in JV Inkai is subject to the greater risks associated with doing business in developing countries, which have significant potential for social, economic, political, legal and fiscal instability. Kazakhstan laws and regulations, including those affecting the regulation of mining, are complex and still developing and their application can be difficult to predict. The other owner of JV Inkai is KAP, an entity majority owned by the government of Kazakhstan. We have entered into agreements with JV Inkai and KAP intended to mitigate political risk. This risk includes the imposition of governmental laws or policies that could restrict or hinder JV Inkai paying us dividends, or selling us our share of JV Inkai production, or that impose discriminatory taxes or currency controls on these transactions. The restructuring of JV Inkai, which took effect January 1, 2018, was undertaken with the objective to better align the interests of Cameco and KAP and includes a governance framework that provides for protection for us as a minority owner of JV Inkai.

For more details on this risk, please see our most recent annual information form under the heading political risks.

Uranium – Tier-two operations

Rabbit Lake

Located in Saskatchewan, Canada, our 100% owned Rabbit Lake operation opened in 1975, and has the second largest uranium mill in the world. Due to market conditions, we suspended production at Rabbit Lake during the second quarter of 2016.

Location	Saskatchewan, Canada
Ownership	100%
End product	Uranium concentrates
ISO certification	ISO 14001 certified
Mine type	Underground
Estimated reserves	-
Estimated resources	38.6 million pounds (indicated), average grade U_3O_8: 0.95%
	33.7 million pounds (inferred), average grade U_3O_8: 0.62%
Mining methods	Vertical blasthole stoping
Licensed capacity	Mill: maximum 16.9 million pounds per year; currently 11 million
Licence term	Through October 2038
Total production: 1975 to 2025	202.2 million pounds
2025 production	0 million pounds
2026 production outlook	0 million pounds
Estimated decommissioning cost	$295.8 million

OPERATING STATUS

The site remained in a safe state of care and maintenance throughout 2025.

While in standby, we continue to evaluate our options to minimize care and maintenance costs. We expect standby operating costs in care and maintenance to range between $44 million and $47 million in 2026, an increase from 2025 attributed to project work related to infrastructure maintenance.

FUTURE PRODUCTION

We do not expect any production from Rabbit Lake in 2026.

MANAGING OUR RISKS

We manage the risks listed on pages 75 to 76.

US ISR Operations

Located in Nebraska and Wyoming in the US, the Crow Butte and Smith Ranch-Highland (including the North Butte satellite) operations began production in 1991 and 1975, respectively. Each operation has its own processing facility. Due to market conditions, we curtailed production and deferred all wellfield development at these operations during the second quarter of 2016.

Ownership		100%
End product		Uranium concentrates
ISO certification		ISO 14001 certified
Estimated reserves	Smith Ranch-Highland:	-
	North Butte-Brown Ranch:	-
	Crow Butte:	-
Estimated resources	Smith Ranch-Highland:	24.9 million pounds (measured and indicated), average grade U_3O_8: 0.06%
		7.7 million pounds (inferred), average grade U_3O_8: 0.05%
	North Butte-Brown Ranch:	3.9 million pounds (measured and indicated), average grade U_3O_8: 0.09%
		0.1 million pounds (inferred), average grade U_3O_8: 0.08%
	Crow Butte:	13.8 million pounds (measured and indicated), average grade U_3O_8: 0.25%
		1.5 million pounds (inferred), average grade U_3O_8: 0.18%
Mining methods		In situ recovery (ISR)
Licensed capacity	Smith Ranch-Highland:[1]	Wellfields: 3 million pounds per year; processing plants: 5.5 million pounds per year
	Crow Butte:	Processing plants and wellfields: 2 million pounds per year
Licence term	Smith Ranch-Highland:	Through September 2028
	Crow Butte:	Through October 2024 (in timely renewal)
Total production: 2002 to 2025		33.0 million pounds
2025 production		0.1 million pounds
2026 production outlook		0 million pounds
Estimated decommissioning cost		Smith Ranch-Highland: US$252.4 million, including North Butte
		Crow Butte: US$68.2 million

[1] Including Highland mill

PRODUCTION CURTAILMENT

As a result of our 2016 decision, commercial production at the US operations ceased in 2018. We expect ongoing cash and non-cash care and maintenance costs to range between US$14 million and US$15 million for 2026.

FUTURE PRODUCTION

We do not expect any production in 2026.

MANAGING OUR RISKS

In September 2024, the operating licence renewal for Crow Butte was submitted and timely renewal is now in process by the Nuclear Regulatory Commission.

We also manage the risks listed on pages 75 to 76.

Uranium – advanced projects

Our advanced projects are part of our project pipeline, and these resources are supportive of growth beyond our existing suite of tier-one and tier-two assets. We plan to advance these projects at a pace aligned with market opportunities.

Millennium

Location	Saskatchewan, Canada
Ownership	69.9%
End product	Uranium concentrates
Potential mine type	Underground
Estimated resources (our share)	53.0 million pounds (indicated), average grade U_3O_8: 2.39%
	20.2 million pounds (inferred), average grade U_3O_8: 3.19%

BACKGROUND

The Millennium deposit was discovered in 2000 and was delineated through geophysical surveys and surface drilling work between 2000 and 2013.

Yeelirrie

Location	Western Australia
Ownership	100%
End product	Uranium concentrates
Potential mine type	Open pit
Estimated resources	128.1 million pounds (measured and indicated), average grade U_3O_8: 0.15%

BACKGROUND

The Yeelirrie deposit was discovered in 1972 and is a near-surface calcrete-style deposit that is amenable to open pit mining techniques. It is one of Australia's largest undeveloped uranium deposits.

Kintyre

Location	Western Australia
Ownership	100%
End product	Uranium concentrates
Potential mine type	Open pit
Estimated resources	53.5 million pounds (indicated), average grade U_3O_8: 0.62%
	6.0 million pounds (inferred), average grade U_3O_8: 0.53%

BACKGROUND

The Kintyre deposit was discovered in 1985 and is amenable to open pit mining techniques.

2025 PROJECT UPDATES

We believe that we have some of the best undeveloped uranium projects in the world. However, our current focus is on producing from our tier-one uranium assets at a pace aligned with our contract portfolio and market opportunities.

PLANNING FOR THE FUTURE

2026 Planned activity

No work is planned at Millennium, Yeelirrie or Kintyre in 2026.

MANAGING THE RISKS

Project approval

A project description for Millennium was submitted to the Saskatchewan Ministry of Environment and the CNSC in 2009, along with a draft Environmental Impact Statement (EIS) in 2012. The EIS received Ministerial Approval from Saskatchewan in December 2013. In May 2014, Cameco notified the CNSC that it did not wish to proceed with the CNSC's licensing process due to economic conditions. The CNSC's Environmental Assessment and licensing process remains on hold and can be reopened at Cameco's request. The provincial approval remains valid, as it was renewed in 2018 and again in 2023.

The approval for the Yeelirrie project, received from the prior state government, required substantial commencement of the project by January 2022, and this was not achieved. The current government declined to grant us an extension to achieve it. In the future, we can again apply for an extension of time to achieve substantial commencement of the project. If granted by a future government we could commence the Yeelirrie project, provided we have all other required regulatory approvals. Approval for the Yeelirrie project at the federal level was granted in 2019 and extends until 2043.

The approval for the Kintyre project, received from the prior state government, required substantial commencement of the project by March 2020, and this was not achieved. The current government declined to grant us an extension to achieve it. In the future, we can apply for an extension of time to achieve substantial commencement of the project. If granted by a future government we could commence the Kintyre project, provided we have all other required regulatory approvals. Approval of the Kintyre project at the federal level was granted in 2015 and extends until 2045.

For all of our advanced projects, we manage the risks listed on pages 75 to 76.

Uranium – exploration

Our exploration program is focused on replacing mineral reserves as they are depleted by our production, which is key to sustaining our business, meeting our commitments, and ensuring long-term growth. Our exploration activity is adjusted annually in line with market signals and at a pace aligned with Cameco's mining plans and marketing requirements. In recent years, as we began to bring back our tier-one production, we also increased exploration spending, all in response to the positive momentum in the nuclear fuel market, which has provided a clear signal that more uranium production will be required in the next decade, setting the stage for a renewed exploration cycle.

Our position as one of the world's largest uranium producers and our continued growth across the nuclear fuel cycle has been driven by decades of experience and our history of exploration, discovery and mining successes. Our land position totals 755,000 hectares (1.8 million acres) that cover exploration and development prospects in Canada, Australia, Kazakhstan and the US that are among the best in the world. In northern Saskatchewan alone, we have direct interests in 660,000 hectares (1.6 million acres) that cover many of the most prospective areas of the Athabasca Basin.

In northern Saskatchewan, our well-established infrastructure includes licensed and fully permitted uranium mills and mines in the eastern Athabasca Basin, supported by a network of roads, airstrips and electricity supply. This infrastructure provides us with an advantage that not only underpins the potential development of our advanced exploration projects, but also supports our ongoing work to both delineate existing prospects and deposits, and to identify undiscovered uranium potential. Additionally, our decades of work to establish a positive corporate reputation by prioritizing our relationships with northern Saskatchewan Indigenous communities, confirms our long-term commitment to continually engage and provide ongoing benefits to the people that call the region home.

The well-known uranium endowment of the Athabasca Basin, where we are involved in 41 projects (including partner-operated joint ventures), is the result of its unique geology, creating a remarkable mining jurisdiction that hosts the highest uranium grades and some of the largest uranium deposits in the world. On our projects, numerous uranium occurrences have been identified, along with several prospects and undeveloped deposits of variable grades and sizes, which have progressed through multiple stages of evaluation. Depending on the potential deposit size, ore and ground quality, evolving mining technologies and the uranium market environment, some of these prospects are expected to become viable, economic deposits in a uranium market and price environment that supports new primary production and provides an adequate risk-adjusted return. We generally do not provide detailed voluntary disclosure related to ongoing drilling activities, exploration results, discoveries or delineation work unless the information becomes material; with our business activity across the global nuclear fuel and reactor life cycles, our materiality threshold in the exploration context is much higher than most uranium exploration and development companies.



Alberta
Saskatchewan
Manitoba
ATHABASCA BASIN
Cameco/Joint Venture Exploration Project
Cameco/Joint Venture Prospect/Deposit
Cameco Operation
Rabbit Lake Operation (C&M)
Cigar Lake Mine
McArthur River Mine/ Key Lake Mill
Millennium Deposit

The combination of our large land position and proven expertise in discovering and developing world class uranium deposits provides the foundation for future mill-supported exploration projects, ranging from early to advanced stages of greenfield exploration and for brownfield opportunities to extend the lives of our existing operations.





EXPLORATION AND EVALUATION SPENDING
$ million
$35
$30
$25
$20
$15
$10
$5
$-
$8
$11
$18
$19
$23
$30
2021
2022
2023
2024
2025
2026E

2025 UPDATE

Brownfields and advanced exploration

Brownfields and advanced exploration activities include exploration near our existing operations and expenditures for maintaining advanced projects and delineation drilling where uranium mineralization is being defined. In 2025, we spent about $6 million in Saskatchewan, $2 million in Australia and $1 million in the US on brownfield and advanced exploration projects. The spending in Saskatchewan was primarily focused on advanced exploration on the Dawn Lake project.

On the LaRocque Lake corridor of the Dawn Lake project located approximately 45 km northwest of the Rabbit Lake operation, our 2025 exploration drilling continued to expand the footprint of known uranium mineralization with additional high-grade mineralized intercepts. Although the deposit remains at an early stage of exploration, the results to date are comparable to those of other mines and known deposits in the Athabasca Basin.

Regional exploration

Regional exploration is defined as projects that are considered greenfields. In 2025, we spent over $12 million on regional exploration programs that are comprised of target generation geophysical surveys and diamond drilling primarily in northern Saskatchewan.

PLANNING FOR THE FUTURE

We plan to continue to focus on our core projects in Saskatchewan under our long-term exploration framework. Our leadership position and industry expertise in both exploration and corporate social responsibility make us a partner of choice. For properties and projects that meet our investment criteria, we may partner with other companies through strategic alliances, equity holdings and traditional joint venture arrangements to optimize our exploration activity and spending.

Brownfields and Advanced Exploration

In 2026, we plan to spend about $10 million on brownfields and advanced exploration, primarily to refine the footprint of the mineralization identified on the Dawn Lake and McArthur River projects.

Regional Exploration

We plan to spend approximately $14 million on diamond drilling and target generation geophysical surveys on our core regional projects in Saskatchewan in 2026.

Fuel services

Refining, conversion and fuel manufacturing

We have about 18% of world UF_6 primary conversion capacity and are a supplier of natural UO_2. Our focus is on cost-competitiveness and operational efficiency, as well as increasing our production of UF_6 in line with our contract portfolio and market opportunities.

Our fuel services segment is strategically important because it helps support the growth of the uranium segment. Offering a range of products and services to customers helps us broaden our business relationships and meet customer needs.

Blind River Refinery



Licensed Capacity

24.0M kgU as UO₃

Licence renewal in

February 2032

Blind River is the world's largest commercial uranium refinery, refining uranium concentrates from mines around the world into UO_3.

Location	Ontario, Canada
Ownership	100%
End product	UO_3
ISO certification	ISO 14001 certified
Licensed capacity	18.0 million kgU as UO_3 per year, approved to 24.0 million subject to the completion of certain equipment upgrades (advancement depends on market conditions)
Licence term	Through February 2032
Estimated decommissioning cost	$58 million

Port Hope Conversion Services



Licensed Capacity

12.5M kgU as UF$_6$
2.8M kgU as UO$_2$

Licence renewal in

February 2027

Port Hope is the only uranium conversion facility in Canada and a supplier of UO$_2$ for Canadian-made CANDU heavy-water reactors.

Location	Ontario, Canada
Ownership	100%
End product	UF$_6$, UO$_2$
ISO certification	ISO 14001 certified
Licensed capacity	12.5 million kgU as UF$_6$ per year
	2.8 million kgU as UO$_2$ per year
Licence term	Through February 2027
Estimated decommissioning cost	$138.2 million

Cameco Fuel Manufacturing Inc. (CFM)



Licensed Capacity

1.65M kgU as UO$_2$ fuel pellets

Licence renewal in

February 2043

CFM produces fuel bundles and reactor components for CANDU heavy-water reactors.

Location	Ontario, Canada
Ownership	100%
End product	CANDU fuel bundles and components
ISO certification	ISO 9001 certified, ISO 14001 certified
Licensed capacity	1.65 million kgU as UO$_2$ fuel pellets
Licence term	Through February 2043
Estimated decommissioning cost	$10.8 million

2025 UPDATE

Production

Fuel services produced 14.0 million kgU of combined products in 2025, similar to 2024. This included UF_6 production of 11.2 million kgU, which is a new UF_6 production record for the Port Hope Conversion Facility.

Port Hope Conversion Facility cleanup and modernization (Vision in Motion)

Vision in Motion is a unique opportunity that demonstrates our continued commitment to a clean environment. It has been made possible by the opening of a long-term waste management facility by the Government of Canada's Port Hope Area Initiative project. There is a limited opportunity during the life of this project to engage in clean-up and renewal activities that address legacy waste at the Port Hope Conversion Facility inherited from historic operations. Progress continued over the past year with the removal of old buildings and structures on site, and the project will continue to be active in the year ahead, including the construction of a new warehouse building.

PLANNING FOR THE FUTURE

Production

We plan to produce between 13 million and 14 million kgU in our fuel services segment in 2026.

Production

The current CNSC operating licence for the Port Hope conversion facility expires in February 2027. The relicensing process is underway and on track, with hearings scheduled for the fourth quarter of 2026.

MANAGING OUR RISKS

We take significant steps and precautions to reduce risk. However, there is no guarantee that our efforts to mitigate risk will be successful.

In addition to the risks listed on pages 75 to 76, in 2025, we are focused on the management of the following risks:

Production plans

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the potential impact of supply chain challenges on the availability of materials and reagents carry the risk of not achieving our production plans, production delays, and increased costs in 2026 and future years.

Westinghouse Electric Company

Westinghouse is a nuclear reactor technology original equipment manufacturer (OEM) and a leading provider of highly technical aftermarket products and services to commercial nuclear power utilities and government agencies globally. Westinghouse's history in the energy industry stretches back over a century, over which the company became a pioneer in nuclear energy.

Like Cameco, Westinghouse enables carbon-free, baseload and dispatchable energy that is needed to strengthen energy security, reinforce national security, and support the energy transition, all of which, we believe, make the company uniquely well-positioned for long-term growth.

Corporate headquarters	Cranberry Township, Pennsylvania (US)
Locations	Three fuel fabrication facilities (US, Sweden, United Kingdom), approximately 105 facilities, engineering centers, and workshops, with over 12,000 employees in more than 21 countries, including major nuclear component fabrication facilities in the US and Italy.
Ownership	49% - equity-accounted
Business activities	**Core business:** Designs and manufactures nuclear fuel supplies and intermediate products and provides fuel cycle services for light water reactors. **New build**: Designs, develops and procures equipment for new AP1000 nuclear reactors. This business line also includes the design of new small modular reactors
Certifications	ISO 14001 ISO 45001
Estimated decommissioning cost	US$333.8 million

BACKGROUND

We acquired Westinghouse in partnership with Brookfield in 2023, bringing together Cameco's expertise in the nuclear industry with Brookfield's expertise in clean energy and creating a powerful platform for strategic growth across the nuclear sector.

The acquisition of Westinghouse was completed in the form of a limited partnership with Brookfield. The board of directors governing the limited partnership consists of six directors, three appointed by Cameco and three appointed by Brookfield. Decision-making by the board corresponds to percentage ownership interests in the limited partnership (51% Brookfield and 49% Cameco). However, decisions with respect to certain reserved matters under the partnership agreement, such as the approval of the annual budget and business plan, require the presence and support of both Cameco and Brookfield appointees to the board as long as certain ownership thresholds are met. We account for our proportionate interest in Westinghouse on an equity basis.

Like Cameco, Westinghouse has nuclear assets that are strategic, proven, licensed and permitted, and that are in geopolitically attractive jurisdictions and we expect these assets, like ours, will participate in the growing demand profile for nuclear energy.

BUSINESS ACTIVITIES

Westinghouse's main business activities span two key stages of the life cycle of a nuclear reactor:

- **Core business,** that supports all phases of the operating plant lifecycle; and,
- **New build,** that delivers new nuclear plants globally and will industrialize and execute AP1000 projects and its derivative technologies.

Westinghouse's total 2025 revenue was US$5.0 billion, broken down by region as follows:



2025 WESTINGHOUSE TOTAL REVENUE BY REGION

Asia 17%

Americas 46%

EMEA 37%

Core business

Westinghouse's core business supports all aspects of the long-term operation, maintenance and fuel supply for the global installed base including:

- **Outage and maintenance services:** refueling, maintenance, inspection and repair services to the existing global installed reactor base
- **Engineering services:** engineering work and bespoke replacement components or equipment to improve plant performance
- **Instrumentation and controls:** providing advanced digital systems including instrumentation, automation, and control systems, as well as simulation services
- **Parts:** specialized manufacturing capabilities for tailored parts that are challenging to replicate
- **Nuclear fuel:** design and fabrication of bespoke fuel assemblies for light water reactors (pressurized water reactors, boiling water reactors, advanced gas-cooled reactors and water-water energetic reactors (VVER))

The 2025 revenue for core business was approximately US$4.3 billion, representing about 84% of Westinghouse's total 2025 revenue. Westinghouse's 2025 revenue by region for Core Business was as follows:



2025 CORE BUSINESS REVENUE BY REGION

Asia 11%

Americas 55%

EMEA 34%

Planning for the future: core business

The importance of nuclear power in providing carbon-free, secure and affordable baseload power as an essential part of the electricity grid in many countries, is creating opportunities to add significant long-term value for Westinghouse. The announcements of reactor life extensions and reactor restarts are creating new and extended opportunities to service, maintain and fuel existing reactors. Expanded fabrication services for different types of reactor technology, including those for which Westinghouse is not the OEM, as well as the introduction of fuel types that can reduce outage frequency and optimize fuel burnup (LEU+ fuels), creates opportunities in the core business as well.

Of note, Westinghouse's role in the design, development, engineering and procurement of equipment for new reactors, can create further opportunities for the core business through future reactor services and fuel supply contracts once a reactor begins commercial operation.

New Build

The importance of nuclear power in providing carbon-free, secure and affordable baseload power as an essential part of the electricity grid in many countries, is creating opportunities for the new build business unit to add significant long-term value for Westinghouse. In addition to its role in the design, development, engineering and procurement of equipment for new reactors (it does not provide construction services or assume any construction risk), once a new reactor begins commercial operation, further opportunities can be added to the core business through future reactor services and fuel supply contracts. Its technology and experience provide a competitive advantage as the engineering and procurement aspects of new build programs are initiated.

The 2025 revenue from the new build business unit was approximately US$800 million representing approximately 16% of Westinghouse's total 2025 revenue. Westinghouse's 2025 revenue by region for the new build business was as follows:

2025 NEW BUILD REVENUE BY REGION

Americas 3%

Asia 46%

EMEA 51%

AP1000 Contracting framework

Following an announcement of a successful bid, there are a number of contracts that must be signed before work commences and revenue is realized. Once work begins, new build projects are expected to generate multi-year revenue streams and EBITDA for Westinghouse.

Front-end engineering and design (FEED) contracts often precede engineering services contracts, which are required before construction begins. The chart below is an illustrative framework and the assumptions used for the expected timing of revenue flows and profitability as these large, one-time decisions by utilities to construct new nuclear power plants using Westinghouse's proven AP1000 reactor design are made.

Assumptions and estimates:

- Cost to construct new AP1000 reactor in the US based on an MIT (Massachusetts Institute of Technology) study published in 2018, which was updated in 2024: US$9 billion to US$13 billion, although it can vary significantly depending on in-country labour and construction productivity rates. There is a measured and noticeable scale effect where multiple reactors have been built – for example, in China, where four AP1000 reactors are in operation and twelve more are under construction, compared to the US, where two are in operation and there are currently none under construction.
- Engineering and procurement work: Westinghouse's scope for an AP1000 project outside of China is expected to be about 25% to 40% of the total plant cost, depending on the jurisdiction and scope of the project. For projects in China, Westinghouse's scope is typically less than 10% of the total project cost. For KEPCO and KHNP projects that proceed under the settlement agreement, benefits accrue to Westinghouse according to the agreement and include a payment when a construction contract is signed, participation in the project as a subcontractor, and fuel fabrication services once the reactor completed.
- EBITDA margin for new build activity is expected to be aligned with the overall core business, although it can vary between 10% and 20%.

Illustrative framework of Westinghouse revenue flow for reactor new build project



*Note: In some instances, portion of the advance procurement and site-specific engineering work can start before signing of the Year 1 contract

Planning for the future: new build

In addition to the AP1000 reactors already deployed (US and China), Poland, Bulgaria and Ukraine have each chosen the AP1000 reactor for their new nuclear energy programs and signed contracts (FEED-1 or engineering services contracts), with several other nations evaluating technology options that include the AP1000:

- Poland does not currently have any nuclear capacity and is planning to build up to three reactors at the Lubiatowo-Kopalino nuclear power plant, and three more at a second site (to be determined). Westinghouse is working under engineering services contracts for the first three reactors and the Polish government continues to work towards a potential Final Investment Decision (FID).
- Bulgaria has produced nuclear power since the 1970s using Soviet-era water-water energetic (VVER) reactor technology at the Kozloduy nuclear power plant. The site hosts two operating VVER reactors and four retired VVER reactors that are being decommissioned. The country is planning to build two AP1000 reactors at the Kozloduy facility and Westinghouse is working under an engineering services contract on two reactors, and the Bulgarian government continues to work towards an FID.

- Ukraine has a long history with nuclear power and currently operates 15 VVER reactors across four nuclear plants, as well as having four reactors that have been retired and are in different stages of decommissioning. Two additional VVER reactors were under construction until 1990 when work was suspended. The country is now planning/proposing to build up to nine AP1000 reactors across multiple new and existing plant sites and have a FEED-1 contract with Westinghouse for the first of two AP1000 units planned at the Khmelnitski nuclear power plant. The timing of an FID for planned and proposed reactors in Ukraine is unknown.

In 2025, we, along with our partner Brookfield and Westinghouse, entered into a strategic partnership with the US Government expected to accelerate the deployment of Westinghouse nuclear reactors in the US. This collaboration provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least US$80 billion. The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse's New Build segment during the construction phase, along with its Core Business fuel fabrication and reactor services business for the life of the reactors, strengthening our integrated fuel cycle strategy, and supporting long-term growth through rising demand for nuclear fuel products, services and technologies.

Sweden, Finland, Slovenia, Netherlands, Slovakia, UK, Kingdom of Saudi Arabia, India, and Canada are all considering nuclear energy and each represents a potential opportunity for Westinghouse's AP1000 technology.

Springfields Fuels Limited

Westinghouse's portfolio of global operations includes Springfields Fuels Limited (SFL) in the United Kingdom. Springfields was the first plant in the world to manufacture nuclear fuel for commercial power reactors and today retains the capability to produce fuel for most reactor types. Unique to SFL is a licence that is not limited to low-enriched uranium; the site can handle any U-235 enrichment level across a range of facilities that currently include capabilities related to fuel fabrication and nuclear materials management.

Work is underway to assess potential future opportunities at SFL, including evaluating options to expand its capabilities. Any investment would be contingent on supportive market conditions, long-term contractual commitments and alignment with Cameco's disciplined capital allocation framework.

Technology export

In January 2025, Westinghouse announced it had resolved its technology and export dispute with KEPCO and KHNP, which resolves the dispute and establishes a framework for additional deployments outside of South Korea, to the mutual and material benefit of Westinghouse, KEPCO and KHNP. Under the agreement, Westinghouse receives an up-front payment upon signing of an EPC contract and a guaranteed scope of work on the project, as well as a contract to supply fuel fabrication services.

Business cycles

Westinghouse's core business is characterized by recurring and predictable revenue and cash flow streams, the majority of which are secured in advance under long-term contracts with durations that can range from three to more than ten years, depending on the product or service being provided. The 18-to 24-month outage cycle for most reactors drives some variability in annual cash flow. Revenues and cash flows from new reactor projects can take on a profile that lasts approximately ten years and peaks near year five of an individual project, as depicted under *Contracting Framework*

Cash distributions

In 2025, we received a distribution of US$49 million from Westinghouse, representing our 49% ownership share and the first distribution since the acquisition closed. Additionally, in October we received a distribution of US$171.5 million from Westinghouse. The additional distribution represents our share of the US$350 million Westinghouse received as an up-front payment with respect to KHNP's construction project for two nuclear reactors at the Dukovany power plant in Czech Republic. In early 2026, we received a distribution of US$49 million from Westinghouse.

Annually, we and Brookfield approve a budget and business plan, which outline Westinghouse's financial projections and capital allocation priorities. The determination of whether to make cash distributions to us and Brookfield will be based on the approved budgeted expenditures and capital allocation priorities, including growth investment opportunities, as well as available cash balances. However, the timing of cash distributions is expected to be aligned with the timing of Westinghouse's cash flows.

As announced in October 2025, the new strategic partnership with the US Government allows for a participation interest to be granted to the US Government, which, once vested, will entitle it to receive 20% of any distributions in excess of US$17.5 billion. See *2025 financial results by segment: Westinghouse* for more information on the new strategic partnership.

FUTURE PROSPECTS

We expect there will continue to be new opportunities for Westinghouse to compete for and win new business in its core business. Westinghouse's reputation as a global leader in the nuclear industry and its position as the only fully European supplier for certified VVER fuel assemblies are expected to continue to benefit business as Central and Eastern European countries seek to develop a reliable fuel supply chain independent of Russia.

Amid the ongoing demand growth and global energy and national security concerns, we, along with Westinghouse and Brookfield, continue to work closely with the US Government. Subsequent to year end, the parties continue to negotiate the terms of definitive agreements under the strategic partnership.

Beyond the US government, several US companies and other countries are advancing plans to invest in nuclear energy and make a final investment decision, and several more countries are considering or reconsidering the deployment of new nuclear plants.

In addition to its AP1000 reactor design, Westinghouse has submitted its pre-application Regulatory Engagement Plan with the US Nuclear Regulatory Commission for the development of its 300 MW AP300 small modular reactor, which is based on the proven and licensed AP1000 reactor design. The AP300 small modular reactor is expected to offer the same carbon-free baseload benefits as larger nuclear reactor technologies, but tailored for specific applications, including industrial, remote mining, off-grid communities, defense facilities and critical infrastructure. We remain optimistic about the future competitiveness of this technology and its potential to make a meaningful contribution to Westinghouse's long-term financial performance.

Caution about forward-looking information relating to Westinghouse

This discussion of our expectations relating to the future prospects of Westinghouse is subject to the assumptions and risks that are discussed under the heading Caution about forward-looking information beginning on page 2 and may be subject to the risks listed under the heading *Managing the risks*, starting on page 75, which include:

Assumptions

- the market conditions and other factors upon which we have based Westinghouse's future plans and forecasts
- Westinghouse's ability to mitigate adverse consequences of delays in production and construction, and the success of its plans and strategies
- the absence of new and adverse government regulations, policies or decisions, and that Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities
- that there will not be any significant adverse consequences to Westinghouse's business resulting from business disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks
- Westinghouse's ability to execute large, complex and long-term projects within expected cost, schedule and performance parameter

Material risks that could cause actual results to differ materially

- the risk that Westinghouse may not be able to meet sales commitments for any reason
- the risk that Westinghouse may not achieve the expected growth or success in its business
- the risk to Westinghouse's business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks
- the risk that Westinghouse's strategies may change, be unsuccessful, or have unanticipated consequences
- the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities
- the risk that Westinghouse's new technologies may not work as anticipated
- the ability of Westinghouse, along with us and Brookfield, to negotiate the terms of definitive agreements relating to its strategic partnership with the US Government

We also recommend that you review our most recent AIF, which discusses other material risks that could have an impact on Westinghouse's performance. Actual outcomes may vary significantly.

Other Nuclear Fuel Cycle Investments

Global Laser Enrichment

Cameco owns a 49% interest in Global Laser Enrichment LLC (GLE), the exclusive worldwide licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser uranium enrichment technology (a third-generation enrichment technology). We are the commercial lead for the GLE project and we hold an option to attain a majority interest of 75%, which at the present time we have no plans to exercise. Silex Systems Ltd. (Silex Systems), the licensor of the SILEX technology, owns the remaining 51% of GLE and is the technology lead for the project.

GLE continues to focus its efforts on technology demonstration and met the fundamental objectives of Technology Readiness Level 6 (TRL-6) in October 2025. An independent review by a third party validated GLE's achievement of large-scale system performance under relevant conditions (pilot-scale demonstration). GLE is now focused on detailed design in order to demonstrate full-scale prototype system performance under relevant conditions (TRL-7)

GLE's 2026 budget is expected to remain materially unchanged from the 2025 budget and may be supported by a portion of the US$28.5 million in US DOE funding awarded to GLE in January 2026 to advance next-generation uranium enrichment technology. The 2026 operating plan will focus on technology demonstration and maturation, as well as work to support GLE's ongoing NRC licence application approval process. In August 2025, NRC completed its acceptance review of GLE's licence application for an enrichment facility that, if constructed, would be situated adjacent to the DOE's former gaseous diffusion plant in Paducah, Kentucky to re-enrich DOE inventories of depleted uranium tails.

In January 2026, DOE awarded US$2.7 billion in funding to three companies to increase US uranium enrichment capacity (US$900 million for LEU and US$1.8 billion for HALEU). GLE was not selected for a US$900 million task order award for LEU. Given the significant nature of these US Government investments in new, open market enrichment capacity, it will take time to determine the potential impacts on enrichment market fundamentals, particularly on the supply side. As a result, we continue to focus on the opportunity associated with re-enriching DOE inventories of depleted uranium tails into a commercial source of uranium and conversion as GLE's lowest-risk path to the market. GLE's tails agreement with DOE can potentially help address the growing supply gap for Western-origin nuclear fuel supplies and services. Expansion of a potential tails re-enrichment facility, enabling GLE to produce LEU or HALEU, would then require significant additional capital expenditure and market support.

We expect that GLE's path to commercialization will depend on several factors, including but not limited to, the successful progression and completion of GLE's technology demonstration and maturation program, a clear commercial use case for its technology, supportive market fundamentals, clarity on the potential for future Russian fuel imports to be allowed in the US, the ability to secure substantial government support, and assured industry support by way of a long-term contract portfolio. There can be no assurance that commercialization will occur or that these conditions will be satisfied.

MANAGING OUR RISKS

GLE is subject to the risks relating to the nuclear industry discussed under the heading *Caution about forward-looking information* beginning on page 2.

Mineral reserves and resources

Our mineral reserves and resources are the foundation of our company and fundamental to our success.

We have interests in a number of uranium properties. The tables in this section show the estimates of the proven and probable mineral reserves, and measured, indicated, and inferred mineral resources at those properties. However, only three of the properties listed in those tables are material uranium properties for us: McArthur River/Key Lake, Cigar Lake and Inkai. Mineral reserves and resources are all reported as of December 31, 2025.

We estimate and disclose mineral reserves and resources in five categories, using the definition standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council, and in accordance with *National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101),* developed by the Canadian Securities Administrators.

About mineral resources

Mineral resources do not have to demonstrate economic viability but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Our reported mineral resources are exclusive of mineral reserves.

- *measured and indicated mineral resources* can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, and sustainability factors to support evaluation of the economic viability of the deposit
- *measured resources*: we can confirm both geological and grade continuity to support detailed mine planning
- *indicated resources*: we can reasonably assume geological and grade continuity to support mine planning
- *inferred mineral resources* are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Our share of uranium in the following mineral resource tables is based on our respective ownership interests. Reported mineral resources have not demonstrated economic viability.

About mineral reserves

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant, except for ISR operations where the reference point is where the mineralization occurs under the existing or planned wellfield patterns. Mineral reserves fall into two categories:

- *proven reserves*: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that, at the time of reporting, economic extraction could be reasonably justified with a high degree of confidence
- *probable reserves*: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that, at the time of reporting, economic extraction could be reasonably justified with a degree of confidence lower than that applying to proven reserves

For properties where we are the operator, we use current geological models, an average uranium price of US$63 per pound U_3O_8, and current or projected operating costs and mine plans to report our mineral reserves, allowing for dilution and mining losses. We apply our standard data verification process for every estimate. For properties in which we have an interest but are not the operator, we will take reasonable steps to ensure that the reserve and resource estimates that we report are reliable.

Our share of uranium in the mineral reserves table below is based on our respective ownership interests.

PROVEN AND PROBABLE (P&P) RESERVES, MEASURED AND INDICATED (M&I) RESOURCES, INFERRED RESOURCES (SHOWING CHANGE FROM 2024)
at December 31, 2025


P&P Reserves 433 M lb
(-24 M lb)
M&I Resources 404 M lb
(-4 M lb)
Inferred Resources 152 M lb
(-1 M lb)

Changes this year

Our share of proven and probable mineral reserves decreased from 457 million pounds U_3O_8 at the end of 2024 to 433 million pounds at the end of 2025. The change was primarily the result of production at Cigar Lake, Inkai and McArthur River, which removed 25 million pounds of proven and probable reserves from our mineral inventory slightly offset by other adjustments based on the mineral reserve estimate updates at Cigar Lake, McArthur River and Inkai.

Our share of measured and indicated mineral resources decreased from 408 million pounds U_3O_8 at the end of 2024 to 404 million pounds at the end of 2025. Our share of inferred mineral resources decreased from 153 million pounds U_3O_8 to 152 million pounds U_3O_8.

Qualified persons

The technical and scientific information discussed in this MD&A for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

- Greg Murdock, senior advisor, technical services, Cameco
- Daley McIntyre, general manager, Key Lake, Cameco
- Alain D. Renaud, principal resource geologist, technical services, Cameco
- Biman Bharadwaj, principal metallurgist, technical services, Cameco

CIGAR LAKE

- Kirk Lamont, general manager, Cigar Lake, Cameco
- Scott Bishop, director, technical services, Cameco
- Alain D. Renaud, principal resource geologist, technical services, Cameco
- Biman Bharadwaj, principal metallurgist, technical services, Cameco

INKAI

- Alain D. Renaud, principal resource geologist, technical services, Cameco
- Scott Bishop, director, technical services, Cameco
- Biman Bharadwaj, principal metallurgist, technical services, Cameco
- Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

Important information about mineral reserve and resource estimates

Although we have carefully prepared and verified the mineral reserve and resource figures in this document, the figures are estimates, based in part on forward-looking information.

Estimates are based on knowledge, mining experience, analysis of drilling results, the quality of available data and management's best judgment. They are, however, imprecise by nature, may change over time, and include many variables and assumptions, including:

- geological interpretation
- extraction plans
- commodity prices and currency exchange rates
- recovery rates
- operating and capital costs

There is no assurance that the indicated levels of uranium will be produced, and we may have to re-estimate our mineral reserves based on actual production experience. Changes in the price of uranium, production costs or recovery rates could make it unprofitable for us to operate or develop a particular site or sites for a period of time. See page 2 for information about forward-looking information.

Please see our mineral reserves and resources section of our most recent annual information form for the specific assumptions, parameters and methods used for McArthur River, Inkai and Cigar Lake mineral reserve and resource estimates.

Important information for US investors

We present information about mineralization, mineral reserves and resources as required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101), in accordance with applicable Canadian securities laws. As a foreign private issuer filing reports with the US Securities and Exchange Commission (SEC) under the Multijurisdictional Disclosure System, we are not required to comply with the SEC's disclosure requirements relating to mining properties. Investors in the US should be aware that the disclosure requirements of NI 43-101 are different from those under applicable SEC rules, and the information that we present concerning mineralization, mineral reserves and resources may not be comparable to information made public by companies that comply with the SEC's reporting and disclosure requirements for mining companies.

Mineral reserves

As of December 31, 2025 (100% – only the shaded column shows our share)

PROVEN AND PROBABLE

(tonnes in thousands; pounds in millions)

| | | PROVEN | | | PROBABLE | | | TOTAL MINERAL RESERVES | | | OUR SHARE RESERVES | |
PROPERTY	MINING METHOD	TONNES	GRADE % U$_3$O$_8$	CONTENT (LB U$_3$O$_8$)	TONNES	GRADE % U$_3$O$_8$	CONTENT (LB U$_3$O$_8$)	TONNES	GRADE % U$_3$O$_8$	CONTENT (LB U$_3$O$_8$)	CONTENT (LB U$_3$O$_8$)	METALLURGICAL RECOVERY (%)
Cigar Lake	UG	263.7	17.06	99.2	215.3	15.43	73.2	479.0	16.33	172.4	**94.1**	98.9
Key Lake	OP	61.1	0.52	0.7	-	-	-	61.1	0.52	0.7	**0.6**	95.0
McArthur River	UG	1,942.0	6.65	284.6	484.2	5.79	61.8	2,426.2	6.48	346.5	**241.9**	99.2
Inkai	ISR	269,017.7	0.03	194.1	90,674.4	0.02	47.2	359,692.2	0.03	241.2	**96.5**	85.0
Total		**271,284.5**	**-**	**578.6**	**91,374.0**	**-**	**182.2**	**362,658.5**	**-**	**760.8**	**433.0**	**-**

(UG – underground, OP – open pit, ISR – in situ recovery)
Note that the estimates in the above table:
- use a constant dollar average uranium price of approximately US$63 per pound U$_3O_8$
- are based on exchange rates of USD 1.00/CAD 1.28 and 1.00 US/550 Kazakhstan Tenge
- may not add due to rounding

Our estimate of mineral reserves and mineral resources may be positively or negatively affected by the occurrence of one or more of the material risks discussed under the heading *Caution about forward-looking information* beginning on page 2, as well as certain property-specific risks. See *Uranium – Tier-one operations* starting on page 78.

Metallurgical recovery

We report mineral reserves as the quantity of contained ore supporting our mining plans and provide an estimate of the metallurgical recovery for each uranium property. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content and our share of uranium in the table above are before accounting for estimated metallurgical recovery.

Mineral resources

As of December 31, 2025 (100% – only the shaded columns show our share)

MEASURED, INDICATED AND INFERRED

(tonnes in thousands; pounds in millions)

PROPERTY	MEASURED RESOURCES (M)			INDICATED RESOURCES (I)			TOTAL M+I CONTENT (LB U₃O₈)	OUR SHARE TOTAL M+I CONTENT (LB U₃O₈)	INFERRED RESOURCES			OUR SHARE INFERRED CONTENT (LB U₃O₈)
	TONNES	GRADE % U₃O₈	CONTENT (LB U₃O₈)	TONNES	GRADE % U₃O₈	CONTENT (LB U₃O₈)			TONNES	GRADE % U₃O₈	CONTENT (LB U₃O₈)	
Cigar Lake	82.3	5.00	9.1	153.8	5.07	17.2	26.3	14.3	163.4	5.55	20.0	10.9
Fox Lake	-	-	-	-	-	-	-	-	386.7	7.99	68.1	53.3
Kintyre	-	-	-	3,897.7	0.62	53.5	53.5	53.5	517.1	0.53	6.0	6.0
McArthur River	72.0	2.28	3.6	62.6	2.22	3.1	6.7	4.7	38.5	2.81	2.4	1.7
Millennium	-	-	-	1,442.6	2.39	75.9	75.9	53.0	412.4	3.19	29.0	20.2
Rabbit Lake	-	-	-	1,836.5	0.95	38.6	38.6	38.6	2,460.9	0.62	33.7	33.7
Tamarack	-	-	-	183.8	4.42	17.9	17.9	10.3	45.6	1.02	1.0	0.6
Yeelirrie	27,172.9	0.16	95.9	12,178.3	0.12	32.2	128.1	128.1	-	-	-	-
Crow Butte	1,558.1	0.19	6.6	928.2	0.35	7.2	13.8	13.8	379.4	0.18	1.5	1.5
Gas Hills - Peach	687.2	0.11	1.7	3,626.1	0.15	11.6	13.3	13.3	3,307.5	0.08	6.0	6.0
Inkai	75,923.1	0.03	58.2	63,488.4	0.02	34.5	92.7	37.1	33,742.2	0.03	22.3	8.9
North Butte - Brown Ranch	604.2	0.08	1.1	1,438.4	0.09	2.8	3.9	3.9	43.8	0.08	0.1	0.1
Ruby Ranch	-	-	-	2,215.3	0.08	4.1	4.1	4.1	56.2	0.13	0.2	0.2
Shirley Basin	89.2	0.15	0.3	1,638.2	0.11	4.1	4.4	4.4	508.0	0.10	1.1	1.1
Smith Ranch - Highland	3,703.5	0.10	7.9	14,372.3	0.05	17.0	24.9	24.9	6,861.0	0.05	7.7	7.7
Total	**109,892.5**	**-**	**184.4**	**107,462.3**	**-**	**319.7**	**504.0**	**404.0**	**48,922.8**	**-**	**199.1**	**151.9**

Note that mineral resources:
- do not include amounts that have been identified as mineral reserves
- do not have demonstrated economic viability
- totals may not add due to rounding

Additional information

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

We believe the following critical accounting estimates reflect the more significant judgments used in the preparation of our financial statements. These estimates affect all of our segments, unless otherwise noted.

Decommissioning and reclamation

In our uranium and fuel services segments, we are required to estimate the cost of decommissioning and reclamation for each operation, but we normally do not incur these costs until an asset is nearing the end of its useful life. Regulatory requirements and decommissioning methods could change during that time, making our actual costs different from our estimates. A significant change in these costs or in our mineral reserves could have a material impact on our net earnings and financial position. See note 15 to the financial statements.

Carrying value of assets

We depreciate property, plant and equipment primarily using the unit-of-production method, where the carrying value is reduced as resources are depleted. A change in our mineral reserves would change our depreciation expenses, and such a change could have a material impact on amounts charged to earnings.

We assess the carrying values of property, plant and equipment, intangibles and investments in associates and joint ventures every year, or more often if necessary. If we determine that we cannot recover the carrying value of an asset, we write off the unrecoverable amount against current earnings. We base our assessment of recoverability on assumptions and judgments we make about future prices, compound annual growth rates in Westinghouse's core business, production costs, our requirements for sustaining capital, our ability to economically recover mineral reserves and the impact of geopolitical events. A material change in any of these assumptions could have a significant impact on the potential impairment of these assets.

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

Taxes

When we are preparing our financial statements, we estimate taxes in each jurisdiction we operate in, taking into consideration different tax rates, non-deductible expenses, valuation of deferred tax assets, changes in tax laws and our expectations for future results.

We base our estimates of deferred income taxes on temporary differences between the assets and liabilities we report in our financial statements, and the assets and liabilities determined by the tax laws in the various countries we operate in. We record deferred income taxes in our financial statements based on our estimated future cash flows, which includes estimates of non-deductible expenses, future market conditions, production levels and intercompany sales. If these estimates are not accurate, there could be a material impact on our net earnings and financial position.

Controls and procedures

We have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2025, as required by the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.

Management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), supervised and participated in the evaluation, and concluded that our disclosure controls and procedures are effective to provide a reasonable level of assurance that the information we are required to disclose in reports we file or submit under securities laws is recorded, processed, summarized and reported accurately, and within the time periods specified. It should be noted that, while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, including our CEO and our CFO, is responsible for establishing and maintaining internal control over financial reporting and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

In April 2024, we implemented SAP S/4 HANA, an enterprise resource planning (ERP) system across the entire organization. The implementation process included extensive involvement by key end users and required significant pre-implementation planning, design, and testing. As a result of this implementation, we modified certain existing internal controls and implemented new controls and procedures. We have taken actions to monitor and maintain appropriate internal controls over financial reporting during this period of change, including performing additional verifications and analysis to ensure data integrity. We also conducted extensive post-implementation monitoring and testing to ensure that internal controls over financial reporting are properly designed.

There have been no other changes in our internal control over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

New standards adopted

A number of amendments to existing standards became effective January 1, 2025, but they did not have an effect on our financial statements.

A number of amendments to existing standards are not yet effective for the year ended December 31, 2025, and have not been applied in preparing these consolidated financial statements. We do not intend to early adopt any of the amendments and do not expect them to have a material impact on our financial statements.



Cameco Corporation
2025 consolidated financial statements

February 12, 2026

Report of management's accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation's business transactions and financial position.

Management is also responsible for the information disclosed in the management's discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the Company's affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP has audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders' auditors, and management's discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel
Chief Executive Officer
February 12, 2026

Original signed by Heidi L. Shockey
Senior Vice-President and Chief Financial Officer
February 12, 2026

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 12, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of recoverability of the deferred tax asset

As discussed in note 20 to the consolidated financial statements, as of December 31, 2025 the Company has recorded deferred tax assets of $666,457,000. The realization of these deferred tax assets is dependent on the generation of future taxable income in certain jurisdictions during the periods in which the Company's deferred tax assets are available. Based on projections of future taxable income over the periods in which these deferred tax assets are available, realization of these deferred tax assets is probable. As discussed in note 5D, the calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions and production rates, which can materially impact estimated future taxable income.

We identified the assessment of the recoverability of the deferred tax assets as a critical audit matter due to the high degree of judgment required in assessing the significant assumptions and judgments that are reflected in the projections of future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's assessment of the recoverability of the deferred tax assets, including controls related to the assumptions and judgments used in the projections of future taxable income. To assess the Company's ability to estimate future taxable income, we compared the Company's previous forecasts to actual results. To assess the Company's estimate of future taxable income, we evaluated certain significant assumptions in the projections. We compared future market conditions of forecast uranium sales prices to published view of independent market participants. We compared forecast production rates to historical data, board approved budgets and life of mine plans. We involved income tax professionals with specialized skills and knowledge to assist in assessing the Company's application of the tax regulations in relevant jurisdictions.

Original signed by KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1988.

Saskatoon, Canada
February 12, 2026

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation

Opinion on internal control over financial reporting

We have audited Cameco Corporation's (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the "consolidated financial statements") and our report dated February 12, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of management's accountability. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Original signed by KPMG LLP

Chartered Professional Accountants

Saskatoon, Canada
February 12, 2026

Consolidated statements of earnings

For the years ended December 31 ($Cdn thousands, except per share amounts)	Note	2025	2024
Revenue from products and services	17	$ 3,481,933	$ 3,135,772
Cost of products and services sold		2,218,566	2,072,488
Depreciation and amortization		293,094	280,702
Cost of sales	27	2,511,660	2,353,190
Gross profit		970,273	782,582
Administration		311,250	253,150
Exploration		27,630	19,419
Research and development		38,467	36,540
Other operating income	15	(28,333)	(37,683)
Loss on disposal of assets		3,117	1,042
Earnings from operations		618,142	510,114
Finance costs	19	(115,175)	(147,171)
Gains (losses) on derivatives	25	95,017	(183,103)
Finance income		23,172	21,228
Share of earnings (loss) from equity-accounted investees	11	216,386	(10,844)
Foreign exchange gains (losses)		(61,740)	65,517
Other income		1,459	975
Earnings before income taxes		777,261	256,716
Income tax expense	20	187,719	84,874
Net earnings		$ 589,542	$ 171,842
Net earnings (loss) attributable to:			
Equity holders		589,577	171,853
Non-controlling interest		(35)	(11)
Net earnings		$ 589,542	$ 171,842
Earnings per common share attributable to equity holders:			
Basic	21	$ 1.35	$ 0.40
Diluted	21	$ 1.35	$ 0.39

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31 ($Cdn thousands)	Note	2025	2024
Net earnings		$ 589,542	$ 171,842
Other comprehensive income (loss), net of taxes:			
Items that will not be reclassified to net earnings:			
Remeasurements of defined benefit liability[1]	24	(684)	(2,276)
Remeasurements of defined benefit liability - equity-accounted investee[2]		25,101	19,585
Items that are or may be reclassified to net earnings:			
Exchange differences on translation of foreign operations		(71,089)	132,933
Gains (losses) on derivatives designated as cash flow hedges - equity-accounted investee[3]		(35,675)	11,889
Exchange differences on translation of foreign operations - equity-accounted investee		132,809	(10,646)
Other comprehensive income, net of taxes		**50,462**	**151,485**
Total comprehensive income		**$ 640,004**	**$ 323,327**
Other comprehensive income (loss) attributable to:			
Equity holders		$ 50,463	$ 151,483
Non-controlling interest		(1)	2
Other comprehensive income for the year		**$ 50,462**	**$ 151,485**
Total comprehensive income (loss) attributable to:			
Equity holders		640,040	323,336
Non-controlling interest		(36)	(9)
Total comprehensive income for the year		**$ 640,004**	**$ 323,327**

[1] Net of tax (2025 - $431; 2024 - $969)
[2] Net of tax (2025 - $(7,236); 2024 - $(6,217))
[3] Net of tax (2025 - $11,457; 2024 - $(4,272))

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31 ($Cdn thousands)	Note	2025	2024
Assets			
Current assets			
Cash and cash equivalents		$ 1,114,860	$ 600,462
Short-term investments		99,603	-
Accounts receivable	6	360,312	346,800
Current tax assets		11,974	2,579
Inventories	7	843,989	826,863
Supplies and prepaid expenses		169,339	145,390
Current portion of long-term receivables, investments and other	10	39,138	1,093
Total current assets		2,639,215	1,923,187
Property, plant and equipment	8	3,325,077	3,286,515
Intangible assets	9	36,162	39,822
Long-term receivables, investments and other	10	647,245	595,896
Investment in equity-accounted investees	11	2,987,126	3,218,456
Deferred tax assets	20	666,457	843,131
Total non-current assets		7,662,067	7,983,820
Total assets		**$ 10,301,282**	**$ 9,907,007**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	12	$ 871,355	$ 619,035
Current tax liabilities		16,516	21,225
Current portion of long-term debt	13	-	285,707
Current portion of other liabilities	14	134,667	221,820
Current portion of provisions	15	47,648	37,974
Total current liabilities		1,070,186	1,185,761
Long-term debt	13	996,348	995,583
Other liabilities	14	377,955	363,497
Provisions	15	953,415	997,833
Total non-current liabilities		2,327,718	2,356,913
Shareholders' equity			
Share capital		2,938,235	2,935,367
Contributed surplus		211,412	210,784
Retained earnings		3,608,778	3,099,264
Other components of equity		144,938	118,892
Total shareholders' equity attributable to equity holders		6,903,363	6,364,307
Non-controlling interest		15	26
Total shareholders' equity		6,903,378	6,364,333
Total liabilities and shareholders' equity		**$ 10,301,282**	**$ 9,907,007**

Commitments and contingencies [notes 8, 15, 20]

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity

($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non-controlling interest	Total equity
				Attributable to equity holders					
Balance at January 1, 2025	$ 2,935,367	$ 210,784	$ 3,099,264	$ 104,245	$ 15,395	$ (748)	$ 6,364,307	$ 26	$ 6,364,333
Net earnings (loss)	-	-	589,577	-	-	-	589,577	(35)	589,542
Other comprehensive income (loss)	-	-	24,417	61,721	(35,675)	-	50,463	(1)	50,462
Total comprehensive income (loss)	-	-	613,994	61,721	(35,675)	-	640,040	(36)	640,004
Share-based compensation	-	9,656	-	-	-	-	9,656	-	9,656
Stock options exercised	2,868	(698)	-	-	-	-	2,170	-	2,170
Restricted share units settled	-	(8,330)	-	-	-	-	(8,330)	-	(8,330)
Dividends	-	-	(104,480)	-	-	-	(104,480)	-	(104,480)
Transactions with owners - contributed equity	-	-	-	-	-	-	-	25	25
Balance at December 31, 2025	$ 2,938,235	$ 211,412	$ 3,608,778	$ 165,966	$ (20,280)	$ (748)	$ 6,903,363	$ 15	$ 6,903,378
Balance at January 1, 2024	$ 2,914,165	$ 215,679	$ 2,979,743	$ (18,040)	$ 3,506	$ (748)	$ 6,094,305	$ 4	$ 6,094,309
Net earnings (loss)	-	-	171,853	-	-	-	171,853	(11)	171,842
Other comprehensive income	-	-	17,309	122,285	11,889	-	151,483	2	151,485
Total comprehensive income (loss)	-	-	189,162	122,285	11,889	-	323,336	(9)	323,327
Share-based compensation	-	6,775	-	-	-	-	6,775	-	6,775
Stock options exercised	21,202	(4,546)	-	-	-	-	16,656	-	16,656
Restricted share units settled	-	(7,124)	-	-	-	-	(7,124)	-	(7,124)
Dividends	-	-	(69,641)	-	-	-	(69,641)	-	(69,641)
Transactions with owners - contributed equity	-	-	-	-	-	-	-	31	31
Balance at December 31, 2024	$ 2,935,367	$ 210,784	$ 3,099,264	$ 104,245	$ 15,395	$ (748)	$ 6,364,307	$ 26	$ 6,364,333

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31 ($Cdn thousands)	Note	2025	2024
Operating activities			
Net earnings		$ 589,542	$ 171,842
Adjustments for:			
Depreciation and amortization		293,094	280,702
Deferred sales	17	(24,747)	61,180
Unrealized losses (gains) on derivatives		(145,751)	149,629
Share-based compensation	23	9,656	6,775
Loss on disposal of assets		3,117	1,042
Finance costs	19	115,175	147,171
Finance income		(23,172)	(21,228)
Share of loss (earnings) from equity-accounted investees	11	(216,386)	10,844
Other income		(1,460)	(307)
Foreign exchange (gains) losses		61,740	(65,517)
Other operating income	15	(28,333)	(37,683)
Income tax expense	20	187,719	84,874
Interest received		23,172	21,228
Income taxes paid		(90,206)	(38,486)
Dividends from equity-accounted investees	30	446,749	185,447
Other operating items	22	208,523	(52,225)
Net cash provided by operations		**1,408,432**	**905,288**
Investing activities			
Additions to property, plant and equipment	8	(333,025)	(211,635)
Increase in short-term investments		(99,603)	-
Decrease (increase) in long-term receivables, investments and other		(1,137)	4,816
Proceeds from sale of property, plant and equipment		245	377
Net cash used in investing		**(433,520)**	**(206,442)**
Financing activities			
Increase in long-term debt	13	-	497,022
Decrease in long-term debt	13	(285,240)	(1,041,590)
Interest paid		(52,642)	(88,818)
Proceeds from issuance of shares, stock option plan		2,170	16,656
Lease principal payments		(2,733)	(2,051)
Dividends paid		(104,480)	(69,641)
Net cash used in financing		**(442,925)**	**(688,422)**
Increase in cash and cash equivalents, during the year		531,987	10,424
Exchange rate changes on foreign currency cash balances		(17,589)	23,229
Cash and cash equivalents, beginning of year		600,462	566,809
Cash and cash equivalents, end of year		**$ 1,114,860**	**$ 600,462**
Cash and cash equivalents is comprised of:			
Cash		$ 805,875	$ 204,715
Cash equivalents		308,985	395,747
Cash and cash equivalents		$ 1,114,860	$ 600,462

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2025 and 2024

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2025 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company's interests in associates and joint arrangements.

Cameco is one of the world's largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world's largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 11).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco's operations in the United States, Crow Butte and Smith Ranch-Highland, are not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 27 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world's reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world's largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF_6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2. Material accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company's board of directors on February 12, 2026.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted. Amounts presented in text have been rounded to the nearest thousand but presented in whole dollars.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity investments	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	FVTPL
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of material accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company's previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is acquired by the Company and are deconsolidated from the date that control ceases.

iii. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company's proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company's consolidated financial statements from the date that joint control commences until the date at which it ceases.

When acquiring an additional interest in a joint arrangement, previously held interests are not remeasured at fair value. In an acquisition of an asset or group of assets that does not constitute a business, the directly attributable transaction costs are included in the cost of the asset or group of assets.

iv. Investments in equity-accounted investees

Cameco's investments in equity-accounted investees include investments in joint ventures and an associate.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. A joint venture is an arrangement in which the Company has joint control, whereby it has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in the joint ventures and associate are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco's proportionate share of the earnings or loss and OCI and any other changes in the associates' net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the joint ventures and associate with those of the Company before applying the equity method. When the Company's share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with its equity-accounted investees JV Inkai and Westinghouse are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco's subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco's functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the average monthly exchange rates prevailing at the date of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the average monthly exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at the average monthly exchange rate at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase and are measured at amortized cost.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and twelve months and are measured at amortized cost.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average method.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	10 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities' total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines' proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv.   Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized using the units of production method over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leases

Cameco recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which is the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received, and subsequently at cost less any accumulated depreciation and impairment losses. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option, in which case the right-of-use asset will be depreciated on the same basis as that of property, plant and equipment.

The lease liability is measured at amortized cost using the effective interest method. It is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, Cameco uses its incremental borrowing rate as the discount rate. Current borrowing rates available for classes of leased assets are compared with the rates of Cameco's existing debt facilities to ensure that use of the Company's incremental borrowing rate is reasonable.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Cameco uses judgement in determining the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

K. Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs are comprised of interest and fees on borrowings and unwinding of the discount on provisions.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Cameco recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost and contract assets. It measures loss allowances at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date and other debt securities, loans advanced and bank balances for which credit risk has not increased significantly since initial recognition. For these, loss allowances are measured equal to 12-month ECLs.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument while 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations in full, without recourse by Cameco to actions such as realizing security (if any is held).

The Company considers a debt security to have low credit risk when it is at least an A (low) DBRS or A- S&P rating.

Financial assets carried at amortized cost. A financial asset is 'credit-impaired' when one or more events that have a detrimental effect on the estimated future cash flows of the financial asset have occurred. Evidence can include significant financial difficulty of the borrower or issuer, a breach of contract, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or other financial reorganization, or the disappearance of an active market for a security.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

ii. Non-financial assets

The carrying amounts of Cameco's non-financial assets are reviewed throughout the year to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm's-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed throughout the year, whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively. If a decrease in the liability exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. A defined benefit plan is a pension plan other than a defined contribution plan.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity's offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

When the terms and conditions of equity-settled plans at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.

Cameco's contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates, uranium conversion services, fabrication services and other services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products, except in limited circumstances.

Cameco's sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due in 30 days. Each delivery is considered a separate performance obligation under the contract.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium may be physically delivered to either the customer or to conversion facilities (Converters).

For deliveries to customers, terms in the sales contract specify the location of delivery. Revenue is recognized when the uranium has been delivered and accepted by the customer at that location.

When uranium is delivered to Converters, the Converter will credit Cameco's account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer's account at the Converter's facility. At this point, control has been transferred and Cameco recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer's account at the Enricher's facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher's account or the customer's account at Cameco's Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for the toll conversion services.

Conversion supply

A conversion supply arrangement is a combination of uranium supply and toll conversion services. Cameco is contractually obligated to provide converted uranium to its customers. Based on delivery terms in the sales contract, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer's account at the Enricher's facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher's account or a customer's account at Cameco's Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for both the uranium supplied and the conversion service provided.

Fabrication services

In a fabrication services arrangement, Cameco is contractually obligated to provide fuel bundles or reactor components to its customers. In a contract for fuel bundles, the bundles are inspected and accepted by the customer at Cameco's Port Hope fabrication facility or another location based on delivery terms in the sales contract. At this point, the customer obtains control and Cameco recognizes revenue for the fabrication services.

In some contracts for reactor components, the components are made to a customer's specification and if a contract is terminated by the customer, Cameco is entitled to reimbursement of the costs incurred to date, including a reasonable margin. Since the customer controls all of the work in progress as the products are being manufactured, revenue and associated costs are recognized over time, before the goods are delivered to the customer's premises. Revenue is recognized on the basis of units produced as the contracts reflect a per unit basis. Revenue from these contracts represents an insignificant portion of Cameco's total revenue. In other contracts where the reactor components are not made to a specific customer's specification, when the components are delivered to the location specified in the contract, the customer obtains control and Cameco recognizes revenue for the services.

Other services

Uranium concentrates and converted uranium are regulated products and can only be stored at regulated facilities. In a storage arrangement, Cameco is contractually obligated to store uranium products at its facilities on behalf of the customer. Cameco invoices the customer in accordance with the contract terms and recognizes revenue on a monthly basis.

Cameco also provides customers with transportation of its uranium products. In the contractual arrangements where Cameco is acting as the principal, revenue is recognized as the product is delivered.

R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the company becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

i. Financial assets

On initial recognition, financial assets are classified as measured at: amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company's business model for managing its financial assets and their cash flow characteristics. Classifications are not changed subsequent to initial recognition unless the Company changes its business model for managing its financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

Amortized cost

A financial asset is measured at amortized cost if it is not designated as at fair value through profit or loss, is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Assets in this category are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss, as is any gain or loss on derecognition. The Company's financial assets measured at amortized cost include cash and cash equivalents, short-term investments and accounts receivable.

Fair value through other comprehensive income (FVOCI)

A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, Cameco may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment-by-investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Fair value through profit or loss (FVTPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. The Company's financial assets measured at FVTPL include foreign currency contracts.

Derecognition of financial assets

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which it neither transfers or retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Company enters into a transaction whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets would not be derecognized.

ii. Financial liabilities

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition. The Company's financial liabilities measured at amortized cost include accounts payable and accrued liabilities, lease obligations and long-term debt. The Company's financial liabilities measured at FVTPL include foreign currency contracts and interest rate contracts.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivative financial instruments are initially measured at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value are recognized in profit or loss.

The purpose of hedging transactions is to modify the Company's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. While Cameco does not have any instruments that have been designated as hedge transactions at December 31, 2025 and 2024, its equity-investee Westinghouse does. These cash flow hedges are recognized in other comprehensive income.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company's exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company's executive team. Cameco has three reportable segments, uranium, fuel services and Westinghouse.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3. Accounting standards

A. Changes in accounting policy

In August 2023, the International Accounting Board (IASB) amended IAS 21 *The Effects of Changes in Foreign Exchange Rates*, requiring companies to assess whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendment became effective on January 1, 2025, but did not have an effect on the Company's financial statements.

B. New standards and interpretations not yet adopted

A number of amendments to existing standards are not yet effective for the year ended December 31, 2025 and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i. Financial statement presentation

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027. Retrospective application is required, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit of loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco continues to assess the impact of adopting this standard on its financial statements and disclosures.

4.   Determination of fair values

A number of the Company's accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 1 or level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 23 - Share-based compensation plans

Note 25 - Financial instruments and risk management

5.   Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets and investments

Cameco assesses the carrying values of property, plant and equipment, intangible assets and investments in associates and joint ventures when there is an indication of possible impairment. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, compound annual growth rates in Westinghouse's core business, costs of production, sustaining capital requirements, mineral reserves and the impact of geopolitical events. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs, timing of the cash flows or mineral reserves may result in a material change in the amount charged to earnings.

D. Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management's expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions and production rates, which can materially impact estimated future taxable income. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

6. Accounts receivable

	2025	2024
Trade receivables	$ 338,426	$ 309,570
GST/VAT receivables	16,338	28,674
Other receivables	5,548	8,556
Total	$ 360,312	$ 346,800

The Company's exposure to credit and currency risks as well as credit losses related to trade and other receivables, excluding goods and services tax (GST)/value added tax (VAT) receivables, is disclosed in note 25.

7. Inventories

	2025	2024
Uranium		
Concentrate	$ 601,911	$ 651,901
Broken ore	58,341	27,892
	660,252	679,793
Fuel services	181,379	145,241
Other	2,358	1,829
Total	$ 843,989	$ 826,863

Cameco expensed $2,100,230,000 of inventory as cost of sales during 2025 (2024 - $2,049,675,000).

8. Property, plant and equipment

At December 31, 2025

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost						
Beginning of year	$ 5,285,231	$ 3,016,140	$ 94,075	$ 265,665	$ 1,070,236	$ 9,731,347
Additions	-	53	3	332,888	81	333,025
Transfers	95,360	137,244	8,650	(242,595)	-	(1,341)
Change in reclamation provision [note 15]	(33,908)	-	-	-	-	(33,908)
Disposals	(32,630)	(22,759)	(9,390)	(156)	-	(64,935)
Effect of movements in exchange rates	(31,085)	(8,871)	(161)	(28)	13,851	(26,294)
End of year	**5,282,968**	**3,121,807**	**93,177**	**355,774**	**1,084,168**	**9,937,894**
Accumulated depreciation						
Beginning of year	3,592,617	2,277,906	87,211	36,798	459,632	6,454,164
Depreciation charge	172,805	114,340	6,625	614	-	294,384
Change in reclamation provision [note 15][a]	(28,333)	-	-	-	-	(28,333)
Disposals	(30,600)	(21,207)	(9,377)	-	-	(61,184)
Effect of movements in exchange rates	(29,745)	(8,821)	(152)	-	5,483	(33,235)
End of year	**3,676,744**	**2,362,218**	**84,307**	**37,412**	**465,115**	**6,625,796**
Right-of-use assets						
Beginning of year	7,705	507	1,120	-	-	9,332
Additions	2,031	307	3,028	-	-	5,366
Depreciation charge	(1,623)	(500)	(937)	-	-	(3,060)
Transfers	1,365	(24)	-	-	-	1,341
End of year	**9,478**	**290**	**3,211**	**-**	**-**	**12,979**
Net book value at December 31, 2025	$ 1,615,702	$ 759,879	$ 12,081	$ 318,362	$ 619,053	$ 3,325,077

(a) Asset retirement obligation assets are adjusted when the Company updates its reclamation provisions due to new cash flow estimates or changes in discount and inflation rates. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake operation and some of our operations in the United States, the adjustment is recorded directly to the statement of earnings as other operating expense or income.

At December 31, 2024

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost						
Beginning of year	$ 5,213,324	$ 2,897,605	$ 90,719	$ 237,280	$ 1,068,442	$ 9,507,370
Additions	206	734	61	210,172	462	211,635
Transfers	72,014	105,291	4,299	(181,550)	-	54
Change in reclamation provision	(54,991)	-	-	-	-	(54,991)
Disposals	(210)	(3,004)	(1,300)	(255)	-	(4,769)
Effect of movements in exchange rates	54,888	15,514	296	18	1,332	72,048
End of year	**5,285,231**	**3,016,140**	**94,075**	**265,665**	**1,070,236**	**9,731,347**
Accumulated depreciation						
Beginning of year	3,412,990	2,159,021	83,676	36,798	456,912	6,149,397
Depreciation charge	164,525	105,545	4,523	-	-	274,593
Change in reclamation provision[a]	(37,683)	-	-	-	-	(37,683)
Disposals	(14)	(2,064)	(1,274)	-	-	(3,352)
Effect of movements in exchange rates	52,799	15,404	286	-	2,720	71,209
End of year	**3,592,617**	**2,277,906**	**87,211**	**36,798**	**459,632**	**6,454,164**
Right-of-use assets						
Beginning of year	8,326	401	2,072	-	-	10,799
Additions	696	385	20	-	-	1,101
Depreciation charge	(1,291)	(251)	(972)	-	-	(2,514)
Transfers	(26)	(28)	-	-	-	(54)
End of year	**7,705**	**507**	**1,120**	**-**	**-**	**9,332**
Net book value at December 31, 2024	$ **1,700,319**	$ **738,741**	$ **7,984**	$ **228,867**	$ **610,604**	$ **3,286,515**

(a) Asset retirement obligation assets are adjusted when the Company updates its reclamation provisions due to new cash flow estimates or changes in discount and inflation rates. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake operation and some of our operations in the United States, the adjustment is recorded directly to the statement of earnings as other operating expense or income.

Cameco has contractual capital commitments of approximately $188,937,000 at December 31, 2025. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management's intent to fulfill the contract. The majority of this amount is expected to be incurred in 2026.

9. Intangible asset

	2025	2024
Cost		
Beginning of year	$118,819	$118,819
End of year	**118,819**	118,819
Accumulated amortization		
Beginning of year	78,997	75,242
Amortization charge	3,660	3,755
End of year	**82,657**	78,997
Net book value at December 31	**$36,162**	$39,822

The intangible asset value relates to intellectual property acquired with Cameco Fuel Manufacturing Inc. It is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold.

10. Long-term receivables, investments and other

	2025	2024
Derivatives [note 25]	**21,166**	103
Investment tax credits	**97,186**	96,199
Amounts receivable related to tax dispute [note 20][a]	**209,125**	209,125
Income tax receivable[b]	**65,653**	-
Product loan[c]	**288,294**	288,294
Other	**4,959**	3,268
	686,383	596,989
Less current portion	**(39,138)**	(1,093)
Net	**$ 647,245**	$ 595,896

(a) Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b) As a result of Cameco's dispute with CRA, Cameco has drawn down the tax pools available to us and we were required to remit cash tax for the 2024 and 2025 tax years. Cameco expects to recover this amount.

(c) Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at December 31, 2025, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2024 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U_3O_8 quantities drawn being repaid by December 31, 2027 and quantities of UF_6 drawn by December 31, 2035.

As at December 31, 2025, 3,600,000 pounds of U_3O_8 (December 31, 2024 - 3,600,000 pounds) and 1,148,200 kgU of UF_6 conversion supply (December 31, 2024 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco's weighted average cost of inventory at the time the loans were drawn.

11. Equity-accounted investees

	2025	2024
Interest in Westinghouse	$ 2,671,846	$ 2,931,746
Interest in JV Inkai	315,280	286,710
Interest in Global Laser Enrichment LLC (GLE)	-	-
	$ 2,987,126	$ 3,218,456

A. Joint ventures

i. Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive income (loss) of Westinghouse (100%):

	2025	2024
Revenue from products and services	$ 7,056,393	$ 5,902,993
Cost of products and services sold	(4,640,948)	(4,235,079)
Depreciation and amortization	(782,112)	(728,294)
Marketing, administrative and general expenses	(848,993)	(821,322)
Finance income	5,147	8,941
Finance costs	(434,797)	(459,567)
Other expense	(244,972)	(238,158)
Income tax recovery	7,678	124,717
Net earnings (loss)	117,396	(445,769)
Other comprehensive income	249,464	42,506
Total comprehensive income (loss)	$ 366,860	$ (403,263)

The following table summarizes the financial information of Westinghouse (100%) for the year ending December 31 and reconciles it to the carrying amount of Cameco's interest:

	2025	2024
Cash and cash equivalents	$ 268,310	$ 255,589
Other current assets	2,665,145	2,737,164
Intangible assets	7,186,939	7,821,802
Goodwill	1,667,293	1,698,174
Non-current assets	3,126,447	3,113,031
Current portion of long-term debt	(48,695)	(44,576)
Other current liabilities	(2,827,358)	(2,751,396)
Long-term debt	(4,682,928)	(4,924,398)
Other non-current liabilities	(2,049,246)	(2,078,688)
Net assets	**$ 5,305,907**	5,826,702
Net assets attributable to non-controlling interest	(26,408)	(25,127)
Net assets attributable to shareholders	**$ 5,279,499**	$ 5,801,575
Cameco's share of net assets attributable to shareholders (49%)	2,586,955	2,842,772
Acquisition costs[(a)]	83,896	83,896
Impact of foreign exchange on acquisition costs	995	5,078
Carrying amount of interest in Westinghouse	**$ 2,671,846**	2,931,746

(a) Cameco incurred acquisition costs that were denominated in US dollars. This amount was included in the cost of the investment and is remeasured every period.

ii. Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco's contributions to GLE are recorded in earnings as research and development.

B. Associate

i. JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. Cameco does not have joint control over the joint venture and as a result, Cameco accounts for JV Inkai on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following table summarizes the total comprehensive income of JV Inkai (100%):

	2025	2024
Revenue from products and services	$ 891,786	$ 934,759
Cost of products and services sold	(204,998)	(147,103)
Depreciation and amortization	(56,909)	(57,739)
Finance income	5,482	3,010
Finance costs	(520)	(704)
Other expense	(52,355)	(13,453)
Income tax expense	(116,555)	(143,974)
Net earnings	465,931	574,796
Other comprehensive income	-	-
Total comprehensive income	$ 465,931	$ 574,796

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco's interest:

	2025	2024
Cash and cash equivalents	$ 46,266	$ 47,282
Other current assets	847,942	694,041
Non-current assets	325,363	307,801
Current liabilities	(52,410)	(42,368)
Non-current liabilities	(23,463)	(27,802)
Net assets	1,143,698	978,954
Cameco's share of net assets (40%)	457,479	391,582
Consolidating adjustments[(a)]	(116,494)	(93,365)
Fair value increment[(b)]	74,643	77,992
Dividends declared but not received	7,209	9,760
Dividends in excess of ownership percentage[(c)]	(109,064)	(107,179)
Impact of foreign exchange	1,507	7,920
Carrying amount of interest in JV Inkai	$ 315,280	$ 286,710

(a) Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b) Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c) Cameco's share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

12. Accounts payable and accrued liabilities

	2025	2024
Trade payables	$ 190,717	$ 129,832
Non-trade payables	127,054	121,644
Payables due to related parties [notes 23, 30]	553,584	367,559
Total	**$ 871,355**	**$ 619,035**

The Company's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 25.

13. Long-term debt

	2025	2024
Unsecured debentures		
Series F - 5.09% debentures due November 14, 2042	$ 99,416	$ 99,395
Series H - 2.95% debentures due October 21, 2027	399,302	398,936
Series I - 4.94% debentures due May 24, 2031	497,630	497,252
Term loans	-	285,707
	996,348	1,281,290
Less current portion	-	(285,707)
Total	**$ 996,348**	**$ 995,583**

Cameco has a $1,000,000,000 unsecured revolving credit facility that is available until October 1, 2029. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company's commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,000,000,000 by increments no less than $50,000,000, to a total of $1,250,000,000. The facility ranks equally with all of Cameco's other senior debt. As of December 31, 2025 and 2024, there were no amounts outstanding under this facility.

Cameco has $1,793,917,000 (2024 - $1,890,028,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2025 amounted to $1,529,574,000 (2024 - $1,527,815,000), the majority of which relate to future decommissioning and reclamation liabilities (note 15) and CRA reassessments (note 20).

On May 24, 2024, Cameco issued $500,000,000 of Series I debentures which bear interest at a rate of 4.94% per annum. The net proceeds of the issue after deducting expenses were approximately $497,000,000. The debentures mature on May 24, 2031 and are being amortized at an effective interest rate of 5.04%.

On November 7, 2023, the Company utilized a term loan for US$600,000,000 to finance the 49% acquisition of Westinghouse. The term loan consisted of two US$300,000,000 tranches. The second tranche was fully repaid on June 10, 2024. On September 9, 2024, Cameco repaid US$100,000,000 on the first tranche. The remaining US$200,000,000 was repaid on January 13, 2025.

Cameco is bound by a covenant in its revolving credit facility and term loan. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2025, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2026 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

	2026	2027	2028	2029	2030	Thereafter		Total
$	-	399,302	-	-	-	597,046	$	996,348

14. Other liabilities

		2025		2024
Deferred sales [notes 17, 30]	$	81,813	$	106,569
Derivatives [note 25]		18,921		143,609
Accrued pension and post-retirement benefit liability [note 24]		83,887		78,674
Lease obligation		14,933		9,839
Product loan[a]		240,057		177,623
Sales contracts		2,553		4,304
Other		70,458		64,699
		512,622		585,317
Less: current portion		(134,667)		(221,820)
Net	$	377,955	$	363,497

Expenses related to short-term leases and leases of low-value assets were insignificant during 2025.

(a) The Company has standby product loan facilities with various counterparties. The arrangements allow it to borrow up to 2,270,000 kgU of UF_6 conversion services and 6,777,000 pounds of U_3O_8 by January 1, 2032 with repayment in kind up to March 31, 2032. Under the facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. The loans are recorded at Cameco's weighted average cost of inventory.

During the year, Cameco borrowed an additional 345,000 kgU of UF_6 conversion services and repaid 627,000 kgU of UF_6 conversion services. At December 31, 2025, we have 1,285,000 kgU of UF_6 conversion services (December 31, 2024 - 1,567,000 kgU) drawn on the loans with repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
kgU of UF_6	940,000	-	-	-	-	345,000	**1,285,000**

During the year, Cameco borrowed an additional 2,949,000 pounds of U_3O_8 and repaid 2,098,000 pounds of U_3O_8. At December 31, 2025 we have 3,357,000 pounds of U_3O_8 (December 31, 2024 - 2,506,000 pounds) drawn with repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
lbs of U_3O_8	408,000	2,048,000				901,000	**3,357,000**

15. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$ 1,025,039	$ 10,768	$ 1,035,807
Changes in estimates and discount rates [note 8]			
Capitalized in property, plant and equipment	(5,575)	-	(5,575)
Recognized in earnings [note 8]	(28,333)	1,134	(27,199)
Provisions used during the period	(26,591)	(992)	(27,583)
Accretion [note 19]	40,364	294	40,658
Effect of movements in exchange rates	(15,045)	-	(15,045)
End of period	**$ 989,859**	**$ 11,204**	**$ 1,001,063**
Current	$ 41,333	$ 6,315	$ 47,648
Non-current	948,526	4,889	953,415
	$ 989,859	**$ 11,204**	**$ 1,001,063**

A. Reclamation provision

Cameco's estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total undiscounted future decommissioning and reclamation costs for its existing operating assets to be $1,369,955,000 (2024 - $1,382,661,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur between 2026 and 2051. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,125,170,000 (2024 - $1,125,170,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2025	2024
Uranium	$ **833,881**	$ 865,574
Fuel services	**155,978**	159,465
Total	$ **989,859**	$ 1,025,039

B. Waste disposal

The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total undiscounted future costs related to existing waste disposal to be $10,027,000 (2024 - $9,663,000). The majority of these expenditures are expected to occur within the next three years.

16. Share capital

Authorized share capital:

- Unlimited number of first preferred shares
- Unlimited number of second preferred shares
- Unlimited number of voting common shares, no stated par value, not convertible or redeemable, and
- One Class B share

A. Common Shares

Number issued (number of shares)	2025	2024
Beginning of year	**435,312,083**	434,175,752
Issued:		
Stock option plan [note 23]	**145,895**	1,136,331
End of year	**435,457,978**	435,312,083

All issued shares are fully paid. Holders of the common shares are entitled to exercise one vote per share at meetings of shareholders, are entitled to receive dividends if, as and when declared by our Board of Directors and are entitled to participate in any distribution of remaining assets following a liquidation.

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company's outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%. In addition, no more than 25% of total shareholder votes cast may be cast by non-resident shareholders.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2025, the dividend declared per share was $0.24 (December 31, 2024 - $0.16).

17. Revenue

Cameco's sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company's contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco's sales disaggregated by geographical region and contract type and includes a reconciliation to the Company's reportable segments (note 27):

For the year ended December 31, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region				
Americas	$ 1,388,760	$ 380,548	$ 45,562	$ 1,814,870
Europe	733,057	156,860	-	889,917
Asia	752,133	25,013	-	777,146
	$ 2,873,950	$ 562,421	$ 45,562	$ 3,481,933
Contract type				
Fixed-price	$ 724,107	$ 513,830	$ 45,562	$ 1,283,499
Market-related	2,149,843	48,591	-	2,198,434
	$ 2,873,950	$ 562,421	$ 45,562	$ 3,481,933

For the year ended December 31, 2024

	Uranium	Fuel services	Other	Total
Customer geographical region				
Americas	$ 1,401,742	$ 334,936	$ -	$ 1,736,678
Europe	488,718	75,055	-	563,773
Asia	786,160	49,161	-	835,321
	$ 2,676,620	$ 459,152	$ -	$ 3,135,772
Contract type				
Fixed-price	$ 791,701	$ 413,148	$ -	$ 1,204,849
Market-related	1,884,919	46,004	-	1,930,923
	$ 2,676,620	$ 459,152	$ -	$ 3,135,772

Deferred sales

The following table provides information about contract liabilities (note 14) from contracts with customers:

	2025	2024
Beginning of year	$ 106,569	$ 45,372
Additions	144,893	159,712
Recognized in revenue	(169,640)	(98,532)
Effect of movements in exchange rates	(9)	17
End of year	**$ 81,813**	**$ 106,569**

Deferred sales primarily relate to advance consideration received from customers for future uranium and conversion deliveries as well as revenue related to the storage of uranium and converted uranium held at Cameco facilities. The revenue related to storage is recognized over time while the revenue related to future uranium and conversion deliveries is expected to be recognized between 2026 and 2033 as deliveries occur.

Cameco recognized an increase of revenue of $4,040,000 during 2025 (2024 - increase of revenue of $42,000) from performance obligations satisfied (or partially satisfied) in previous periods. This is due to the difference between actual pricing indices and the estimates at the time of invoicing.

Future sales commitments

Cameco's sales portfolio consists of short and long-term sales commitments. The contracts can be executed well in advance of a delivery and include both fixed and market-related pricing. The following table summarizes the expected future revenue, by segment, related to only fixed-price contracts with remaining future deliveries as follows:

	2026	2027	2028	2029	2030	Thereafter	Total
Uranium	$ 481,854	$ 492,426	$ 553,687	$ 498,133	$ 411,968	$ 855,275	$ 3,293,343
Fuel services	458,646	444,353	458,012	421,582	394,806	1,858,824	4,036,223
Total	**$ 940,500**	**$ 936,779**	**$ 1,011,699**	**$ 919,715**	**$ 806,774**	**$ 2,714,099**	**$ 7,329,566**

The sales contracts are denominated largely in US dollars and converted from US dollars to Canadian dollars at the rate of $1.33.

The amounts in the table represent the consideration the Company will be entitled to receive when it satisfies the remaining performance obligations in the contracts. The amounts include assumptions about volumes for contracts that have volume flexibility. Cameco's total revenue that will be earned will also include revenue from contracts with market-related pricing. The Company has elected to exclude these amounts from the table as the transaction price will not be known until the time of delivery. Contracts with an original duration of one year or less have been included in the table.

18. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2025	2024
Wages and salaries	$ 454,002	$ 386,686
Statutory and company benefits	71,523	71,477
Expenses related to defined benefit plans [note 24]	6,617	10,929
Expenses related to defined contribution plans [note 24]	23,518	20,218
Equity-settled share-based compensation [note 23]	15,268	11,656
Cash-settled share-based compensation [note 23]	71,361	37,201
Total	**$ 642,289**	**$ 538,167**

19. Finance costs

	2025	2024
Interest on long-term debt	$ 55,061	$ 91,921
Accretion [note 15]	40,658	36,243
Other charges	19,456	19,007
Total	**$ 115,175**	**$ 147,171**

No borrowing costs were determined to be eligible for capitalization during the year.

20. Income taxes

A. Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31	
	2025	2024	2025	2024
Assets				
Property, plant and equipment	$ (158,359)	$ (41,454)	$ 316,516	$ 475,008
Provision for reclamation	(4,247)	(11,237)	184,175	188,422
Inventories	(976)	(4,979)	5,584	6,561
Foreign exploration and development	(267)	(398)	1,924	2,191
Income tax losses (gains)	12,080	(8,108)	97,749	85,668
Defined benefit plan actuarial losses	-	-	5,664	5,233
Long-term investments and other	(25,193)	14,880	54,845	80,048
Deferred tax assets	**(176,962)**	**(51,296)**	**666,457**	**843,131**
Liabilities				
Property, plant and equipment	-	-	-	-
Inventories	-	-	-	-
Deferred tax liabilities	**-**	**-**	**-**	**-**
Net deferred tax asset (liability)	**$ (176,962)**	**$ (51,296)**	**$ 666,457**	**$ 843,131**

Deferred tax allocated as		2025		2024
Deferred tax assets	$	666,457	$	843,131
Deferred tax liabilities		-		-
Net deferred tax asset	$	**666,457**	$	843,131

Cameco has recorded a deferred tax asset of $666,457,000 (2024 - $843,131,000). The realization of this deferred tax asset is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company's deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B. Movement in net deferred tax assets and liabilities

		2025		2024
Deferred tax asset at beginning of year	$	843,131	$	892,860
Expense for the year in net earnings		(176,962)		(51,296)
Recovery for the year in other comprehensive income		431		969
Effect of movements in exchange rates		(143)		598
End of year	$	**666,457**	$	843,131

C. Significant components of unrecognized deferred tax assets

		2025		2024
Income tax losses	$	394,462	$	379,695
Property, plant and equipment		2,386		2,496
Provision for reclamation		81,752		81,984
Long-term investments and other		123,505		162,278
Total	$	**602,105**	$	626,453

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

		2025		2024
Earnings before income taxes	$	777,261	$	256,716
Combined federal and provincial tax rate		26.9%		26.9%
Computed income tax expense		209,083		69,057
Increase (decrease) in taxes resulting from:				
Difference between Canadian rates and rates applicable to subsidiaries in other countries		18,699		(4,482)
Change in unrecognized deferred tax assets		(5,893)		75,923
Non-taxable portion of capital loss		-		6,775
Income in equity-accounted investees		(50,577)		(60,343)
Other taxes		8,305		15,453
Foreign exchange permanent differences		12,305		(14,939)
Other permanent differences		(4,203)		(2,570)
Income tax expense	$	187,719	$	84,874

E. Earnings and income taxes by jurisdiction

		2025		2024
Earnings (loss) before income taxes				
Canada	$	783,843	$	401,080
Foreign		(6,582)		(144,364)
	$	777,261	$	256,716
Current income taxes				
Canada	$	2,100	$	24,149
Foreign		8,657		9,429
	$	10,757	$	33,578
Deferred income taxes (recovery)				
Canada	$	180,805	$	39,115
Foreign		(3,843)		12,181
	$	176,962	$	51,296
Income tax expense	$	187,719	$	84,874

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Australia, Barbados, Germany, Luxembourg, Switzerland and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% and the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $3,307,800 (2024 - $4,005,000) has been recorded relating to the profits earned in Switzerland.

F. Reassessments

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency's (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company's favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco's financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

G. Income tax losses

At December 31, 2025, income tax losses carried forward of $1,960,169,000 (2024 - $1,827,706,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2026	$ -	$ -	$ 14,830	$ 14,830
2027	-	-	248	248
2028	-	-	64	64
2029	47	-	12,728	12,775
2030	-	-	2,047	2,047
2031	-	22,040	40,723	62,763
2032	272	23,738	36,640	60,650
2033	-	36,485	-	36,485
2034	-	16,933	5,083	22,016
2035	-	7,718	8,037	15,755
2036	-	47,205	6,331	53,536
2037	27	35,359	3,317	38,703
2038	-	-	355	355
2039	66	-	155	221
2040	37	-	423	460
2041	77	-	188	265
2042	49	-	198	247
2043	71	-	-	71
2044	56	-	-	56
No expiry	-	582,774	1,055,848	1,638,622
	$ 702	$ 772,252	$ 1,187,215	$ 1,960,169

Included in the table above is $1,634,391,000 (2024 - $1,542,137,000) of temporary differences related to loss carry forwards where no future benefit has been recognized.

21. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2025 was 435,361,956 (2024 - 434,870,473).

	2025	2024
Basic earnings per share computation		
Net earnings attributable to equity holders	$ 589,577	$ 171,853
Weighted average common shares outstanding	435,362	434,870
Basic earnings per common share	$ 1.35	$ 0.40
Diluted earnings per share computation		
Net earnings attributable to equity holders	$ 589,577	$ 171,853
Weighted average common shares outstanding	435,362	434,870
Dilutive effect of stock options	218	1,086
Weighted average common shares outstanding, assuming dilution	435,580	435,956
Diluted earnings per common share	$ 1.35	$ 0.39

The average market value of the Company's shares for the purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

22. Supplemental cash flow information

Other operating items included in the statements of cash flows are as follows:

	2025	2024
Changes in non-cash working capital:		
Accounts receivable	$ (15,254)	$ 78,562
Inventories	44,251	(115,679)
Supplies and prepaid expenses	(24,099)	4,151
Accounts payable and accrued liabilities	232,137	21,400
Reclamation payments	(27,583)	(34,746)
Other	(929)	(5,913)
Total	$ 208,523	$ (52,225)

The changes arising from financing activities in 2025 were as follows:

	Long-term debt	Interest payable	Lease obligation	Dividends payable	Share capital	Total
Balance at January 1, 2025	$ 1,281,290	$ 10,073	$ 9,839	$ -	$ 2,935,367	$ 4,236,569
Changes from financing cash flows:						
Dividends paid	-	-	-	(104,480)	-	(104,480)
Interest paid	-	(52,130)	(512)	-	-	(52,642)
Lease principal payments	-	-	(2,733)	-	-	(2,733)
Shares issued, stock option plan	-	-	-	-	2,170	2,170
Term loan repayment	(285,240)	-	-	-	-	(285,240)
Total cash changes	**(285,240)**	**(52,130)**	**(3,245)**	**(104,480)**	**2,170**	**(442,925)**
Non-cash changes:						
Amortization of issue costs	2,721	-	-	-	-	2,721
Dividends declared	-	-	-	104,480	-	104,480
Interest expense	-	51,828	512	-	-	52,340
Right-of-use asset additions	-	-	5,366	-	-	5,366
Other	-	-	2,462	-	-	2,462
Shares issued, stock option plan	-	-	-	-	698	698
Foreign exchange	(2,423)	(9)	(1)	-	-	(2,433)
Total non-cash changes	**298**	**51,819**	**8,339**	**104,480**	**698**	**165,634**
Balance at December 31, 2025	**$ 996,348**	**$ 9,762**	**$ 14,933**	**$ -**	**$ 2,938,235**	**$ 3,959,278**

The changes arising from financing activities in 2024 were as follows:

	Long-term debt	Interest payable	Lease obligation	Dividends payable	Share capital	Total
Balance at January 1, 2024	$ 1,784,174	$ 14,087	$ 10,816	$ -	$ 2,914,165	$ 4,723,242
Changes from financing cash flows:						
Dividends paid	-	-	-	(69,641)	-	(69,641)
Interest paid	-	(88,333)	(485)	-	-	(88,818)
Lease principal payments	-	-	(2,051)	-	-	(2,051)
Shares issued, stock option plan	-	-	-	-	16,656	16,656
Debenture issuance	497,022	-	-	-	-	497,022
Debenture repayment	(500,000)	-	-	-	-	(500,000)
Term loan repayment	(541,590)	-	-	-	-	(541,590)
Total cash changes	**(544,568)**	**(88,333)**	**(2,536)**	**(69,641)**	**16,656**	**(688,422)**
Non-cash changes:						
Amortization of issue costs	7,342	-	-	-	-	7,342
Dividends declared	-	-	-	69,641	-	69,641
Interest expense	-	84,094	485	-	-	84,579
Right-of-use asset additions	-	-	1,100	-	-	1,100
Other	-	-	(27)	-	-	(27)
Shares issued, stock option plan	-	-	-	-	4,546	4,546
Foreign exchange	34,342	225	1	-	-	34,568
Total non-cash changes	**41,684**	**84,319**	**1,559**	**69,641**	**4,546**	**201,749**
Balance at December 31, 2024	**$ 1,281,290**	**$ 10,073**	**$ 9,839**	**$ -**	**$ 2,935,367**	**$ 4,236,569**

23. Share-based compensation plans

The Company has the following plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,478,285 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2025	2024
Beginning of year	**259,958**	1,396,289
Granted	**-**	-
Exercised [note 16]	**(145,895)**	(1,136,331)
End of year	**114,063**	259,958
Exercisable	**114,063**	259,958

Weighted average share prices were as follows:

	2025	2024
Beginning of year	**$15.05**	$14.73
Granted	**-**	-
Exercised	**14.87**	14.66
End of year	**$15.27**	$15.05
Exercisable	**$15.27**	$15.05

The weighted average share price at the dates of exercise during 2025 was $106.44 per share (2024 - $69.86).

Total options outstanding and exercisable at December 31, 2025 were as follows:

		Options outstanding			Options exercisable	
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price		Number	Weighted average exercisable price
$15.27	114,063	1.2	$15.27		114,063	$15.27
	114,063				**114,063**	

The foregoing options have an expiry date of February 28, 2027.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant's discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco's common shares. Vesting of PSUs at the end of the three-year period is based on Cameco's ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameco's common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of December 31, 2025, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 584,657 (2024 - 636,588).

Performance share unit activity for the period was as follows:

	2025	2024
Beginning of year	636,588	830,279
Granted	183,370	178,600
Settled	(236,434)	(368,636)
Forfeited	-	(4,930)
Dividends reinvested	1,133	1,275
End of year	**584,657**	636,588

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board's discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco's common shares. As of December 31, 2025, the total number of RSUs held by the participants was 757,959 (2024 - 734,000).

Restricted share unit activity for the period was as follows:

	2025	2024
Beginning of year	734,000	814,683
Granted	327,867	322,267
Settled	(293,551)	(380,273)
Forfeited	(11,826)	(24,148)
Dividends reinvested	1,469	1,471
End of year	**757,959**	734,000

D. Phantom stock option

The Company has established a phantom stock option plan for eligible non-North American employees. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2025, the number of options held by participating employees was 12,500 (2024 - 35,361) with an exercise price of $11.61 per share (2024 - $11.61 to $15.27) and a weighted average exercise price of $11.61 (2024 - $12.48).

Phantom stock option unit activity for the period was as follows:

	2025	2024
Beginning of year	35,361	45,551
Granted	-	-
Exercised	(22,861)	(10,190)
Forfeited	-	-
End of year	**12,500**	35,361

E. Phantom restricted share unit (PRSU)

The Company has established a PRSU plan whereby it provides non-North American employees an annual grant of PRSUs in an amount determined by the board. Each PRSU represents one phantom common share that entitles the participant to a payment of cash with an equivalent market value. The PRSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco's common shares. As of December 31, 2025, the total number of PRSUs held by the participants was 24,023 (2024 - 25,560).

Phantom restricted share unit activity for the period was as follows:

	2025	2024
Beginning of year	25,560	28,000
Granted	9,121	9,096
Settled	(10,704)	(11,587)
Forfeited	-	-
Dividends reinvested	46	51
End of year	**24,023**	25,560

F. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company's contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2025, there were 3,378 participants in the plan (2024 - 3,065). The total number of shares purchased in 2025 with Company contributions was 65,051 (2024 - 76,926). In 2025, the Company's contributions totaled $5,612,000 (2024 - $4,881,000).

G. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director's annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. Dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco's common shares. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2025, the total number of DSUs held by participating directors was 335,436 (2024 - 310,604).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2025	2024
Employee share ownership plan	$ 5,612	$ 4,881
Restricted share unit plan	9,656	6,775
Total	**$ 15,268**	$ 11,656

Fair value measurement of equity-settled plans

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled RSU plan were as follows:

	Grant date Mar 1/25
Number of options granted	205,934
Average strike price	$63.70
Expected forfeitures	10%
Weighted average grant date fair values	$63.70

Cash-settled plans

Cameco has recognized the following expenses under its cash-settled plans:

	2025	2024
Performance share unit plan	$ 28,854	$ 13,249
Restricted share unit plan	20,920	13,125
Deferred share unit plan	19,201	9,221
Phantom stock option plan	1,017	743
Phantom restricted share unit plan	1,369	863
Total	$ 71,361	$ 37,201

At December 31, 2025, a liability of $114,064,000 (2024 - $65,881,000) was included in the consolidated statement of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and projections of the non-market criteria. The fair value of RSUs and PRSUs granted was determined based on their intrinsic value on the date of grant. The phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the March 1, 2025 grant date were as follows:

	PSU	RSU	Phantom RSU
Number of units	183,370	122,320	9,121
Expected vesting	139%	-	-
Expected life of option	3 years	3 years	3 years
Expected forfeitures	9%	9%	7%
Weighted average measurement date fair values	$63.70	$63.70	$63.70

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the reporting date were as follows:

	Phantom stock options	PSU	RSU	Phantom RSU
Number of units	12,500	584,657	396,819	24,023
Expected vesting	-	80%	-	-
Average strike price	$11.61	-	-	-
Expected dividend	$0.24	-	-	-
Expected volatility	44%	-	-	-
Risk-free interest rate	2.6%	-	-	-
Expected life of option	2.2 years	0.9 years	1.1 years	1.0 years
Expected forfeitures	7%	3%	8%	7%
Weighted average measurement date fair values	$114.18	$125.68	$125.68	$125.68

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at both grant and reporting date by reviewing prior history and corporate budgets.

24. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive's length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan's trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans ("other benefit plans") which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,911,954 in contributions and letter of credit fees to its defined benefit plans in 2026.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco's annual benefits payable.

The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is January 1, 2024. The next planned effective date for valuations is January 1, 2027.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco's defined benefit plans is shown in the following table:

| | Pension benefit plans | | Other benefit plans | |
	2025	2024	2025	2024
Fair value of plan assets, beginning of year	$ 3,991	$ 3,717	$ -	$ -
Interest income on plan assets	172	150	-	-
Return on assets excluding interest income	33	95	-	-
Employer contributions	943	943	-	-
Benefits paid	(915)	(911)	-	-
Administrative costs paid	(3)	(3)	-	-
Fair value of plan assets, end of year	$ 4,221	$ 3,991	$ -	$ -
Defined benefit obligation, beginning of year	$ 57,365	$ 60,038	$ 25,300	$ 20,681
Current service cost	2,019	2,008	1,084	849
Interest cost	2,558	2,619	1,125	948
Actuarial loss (gain) arising from:				
- financial assumptions	(2,749)	(909)	(517)	-
- experience adjustment	4,717	4,242	(303)	7
Past service cost	-	-	-	4,652
Benefits paid	(1,810)	(10,972)	(1,397)	(1,837)
Foreign exchange	716	339	-	-
Defined benefit obligation, end of year	$ 62,816	$ 57,365	$ 25,292	$ 25,300
Defined benefit liability [note 14]	$ (58,595)	$ (53,374)	$ (25,292)	$ (25,300)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

| | Pension benefit plans | |
	2025	2024
Asset category[a]		
Canadian equity securities	9%	8%
U.S. equity securities	15%	14%
Global equity securities	7%	6%
Canadian fixed income	37%	35%
Other[b]	32%	37%
Total	**100%**	100%

(a) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2025 and 2024 respectively.

(b) Relates mainly to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration.

	Pension benefit plans		Other benefit plans	
	2025	2024	2025	2024
Current service cost	$ 2,019	$ 2,008	$ 1,084	$ 849
Net interest cost	2,386	2,469	1,125	948
Past service cost	-	-	-	4,652
Administration cost	3	3	-	-
Defined benefit expense [note 18]	4,408	4,480	2,209	6,449
Defined contribution pension expense [note 18]	23,518	20,218	-	-
Net pension and other benefit expense	$ 27,926	$ 24,698	$ 2,209	$ 6,449

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans	
	2025	2024	2025	2024
Actuarial loss (gains)	$ 1,968	$ 3,333	$ (820)	$ 7
Return on plan assets excluding interest income	(33)	(95)	-	-
	$ 1,935	$ 3,238	$ (820)	$ 7

The assumptions used to determine the Company's defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans	
	2025	2024	2025	2024
Discount rate - obligation	4.2%	3.9%	4.8%	4.6%
Discount rate - expense	3.9%	3.8%	4.6%	4.6%
Rate of compensation increase	2.9%	2.9%	-	-
Health care cost trend rate	-	-	5.0%	5.0%
Dental care cost trend rate	-	-	4.5%	4.5%

At December 31, 2025, the weighted average duration of the defined benefit obligation for the pension plans was 19.5 years (2024 - 18.4 years) and for the other benefit plans was 10.6 years (2024 - 10.6 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans	
	Increase	Decrease	Increase	Decrease
Discount rate	$ (8,905)	$ 11,365	$ (2,432)	$ 2,902
Rate of compensation increase	2,522	(2,328)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco's plans as at December 31, 2025. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $462,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

25. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco's risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company's earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco's actual exposure to these market risks is constantly changing as the Company's portfolios of foreign currency and interest rate contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company's net earnings and operating cash flows. Prices for Cameco's products are volatile and are influenced by numerous factors beyond the Company's control, such as supply and demand fundamentals and geopolitical events.

Cameco's sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

	Currency	Carrying value (Cdn)	Gain (loss)
Cash and cash equivalents	USD	$ 207,370	$ 10,368
Accounts receivable	USD	317,839	15,892
Accounts payable and accrued liabilities	USD	(501,457)	(25,073)
Net foreign currency derivatives	USD	3,922	(153,023)

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2025, the proportion of Cameco's outstanding debt that carries fixed interest rates is 92% (2024 - 72%).

Cameco was exposed to interest rate risk during the year through its interest rate swap contracts whereby fixed rate payments on a notional amount of $75,000,000 of the Series H senior unsecured debentures were swapped for variable rate payments. Under the terms of the swap, Cameco makes interest payments based on the daily Canada Overnight Repo Rate Average plus an average margin of 1.3% and receives fixed interest payments of 2.95%. At December 31, 2025, the fair value of Cameco's interest rate swap net liability was $1,677,000 (2024 - $3,172,000).

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on its interest rate contracts to be a loss of $757,000.

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2025	2024
Cash and cash equivalents	$ 1,114,860	$ 600,462
Short-term investments	99,603	-
Accounts receivable [note 6]	343,974	318,126
Derivative assets [note 10]	21,166	103

Cash and cash equivalents

Cameco held cash and cash equivalents of $1,114,860,000 at December 31, 2025 (2024 - $600,462,000). Cameco mitigates its credit risk by ensuring that balances are held with counterparties with high credit ratings. The Company monitors the credit rating of its counterparties on a monthly basis and has controls in place to ensure prescribed exposure limits with each counterparty are adhered to.

Impairment on cash and cash equivalents has been measured on a 12-month ECL basis and reflects the short maturities of the exposures. The Company considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Cameco has assessed its counterparty credit risk on cash and cash equivalents by applying historic global default rates to outstanding cash balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Short-term investments

Cameco held short-term investments of $99,603,000 at December 31, 2025 (2024 - $0). The Company mitigates its credit risk by requiring that the issuer/guarantor of the investment have a minimum short-term credit rating and/or a long-term debt rating at the time of purchase, according to the investment credit ratings as issued by DBRS or S&P, or the equivalent of the DBRS or S&P rating at another reputable rating agency.

In addition to the credit-rating requirement, Cameco also mitigates risk by prescribing limits by counterparty and types of investment products.

Cameco has assessed its counterparty credit risk related to short-term investments by applying historic default rates to outstanding investment balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Accounts receivable

Cameco's sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. Cameco manages the risk of non-payment by monitoring the credit-worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

A summary of the Company's exposure to credit risk for trade receivables is as follows:

	Carrying value
Investment grade credit rating	$ 318,933
Non-investment grade credit rating	19,493
Total gross carrying amount	**$ 338,426**
Loss allowance	-
Net	**$ 338,426**

As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on deliveries. At December 31, 2025, all customers exceeding 10% of accounts receivable had an investment grade credit rating and balances were current. No amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high.

Cameco uses customer credit rating data, historic default rates and aged receivable analysis to measure the ECLs of trade receivables from corporate customers, which comprise a small number of large balances. Since the Company has not experienced customer defaults in the past, applying historic default rates in calculating ECLs, as well as considering forward-looking information, resulted in an insignificant allowance for losses.

The following table provides information about Cameco's aged trade receivables as at December 31, 2025:

	Corporate customers	Other customers	Total
Current (not past due)	$ 336,369	$ 1,015	**337,384**
1-30 days past due	-	32	**32**
More than 30 days past due	-	1,010	**1,010**
Total	$ 336,369	$ 2,057	**338,426**

Liquidity risk

Financial liquidity represents Cameco's ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company's available debt facilities at December 31, 2025:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility [note 13]	$ 1,000,000	$ -	$ 1,000,000
Letter of credit facilities [note 13]	1,793,917	1,529,574	264,343

The tables below present a maturity analysis of Cameco's financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$ 871,355	$ 871,355	$ 871,355	$ -	$ -	$ -
Long-term debt	996,348	1,000,000	-	400,000	-	600,000
Foreign currency contracts	17,244	17,244	11,589	5,655	-	-
Interest rate contracts	1,677	1,677	756	921	-	-
Lease obligation [note 14]	14,933	17,914	3,339	5,293	2,950	6,332
Total contractual repayments	**$ 1,901,557**	**$ 1,908,190**	**$ 887,039**	**$ 411,869**	**$ 2,950**	**$ 606,332**

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Total interest payments on long-term debt	**$ 245,980**	**$ 41,590**	**$ 71,380**	**$ 59,580**	**$ 73,430**

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco's financial instruments at the reporting date:

At December 31, 2025

	FVTPL	Amortized cost	Total
Financial assets			
Cash and cash equivalents	$ -	$ 1,114,860	$ 1,114,860
Short-term investments	-	99,603	99,603
Accounts receivable [note 6]	-	360,312	360,312
Derivative assets [note 10]			
Foreign currency contracts	21,166	-	21,166
	$ 21,166	$ 1,574,775	$ 1,595,941
Financial liabilities			
Accounts payable and accrued liabilities [note 12]	$ -	$ 871,355	$ 871,355
Lease obligation [note 14]	-	14,933	14,933
Derivative liabilities [note 14]			
Foreign currency contracts	17,244	-	17,244
Interest rate contracts	1,677	-	1,677
Long-term debt [note 13]	-	996,348	996,348
	18,921	1,882,636	1,901,557
Net	$ 2,245	$ (307,861)	$ (305,616)

At December 31, 2024

		FVTPL		Amortized cost		Total
Financial assets						
Cash and cash equivalents	$	-	$	600,462	$	600,462
Accounts receivable [note 6]		-		346,800		346,800
Derivative assets [note 10]						
Foreign currency contracts		103		-		103
	$	103	$	947,262	$	947,365
Financial liabilities						
Accounts payable and accrued liabilities [note 12]	$	-	$	619,035	$	619,035
Current portion of long-term debt [note 13]		-		285,707		285,707
Lease obligation [note 14]		-		9,839		9,839
Derivative liabilities [note 14]						
Foreign currency contracts		140,437		-		140,437
Interest rate contracts		3,172		-		3,172
Long-term debt [note 13]		-		995,583		995,583
		143,609		1,910,164		2,053,773
Net	$	(143,506)	$	(962,902)	$	(1,106,408)

Cameco has pledged $295,573,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

Cameco has not irrevocably designated a financial asset that would otherwise meet the requirements to be measured at amortized cost at FVOCI or FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise.

The following tables summarize the carrying amounts and level 2 fair value measurements of Cameco's financial instruments:

As at December 31, 2025

		Carrying value		Fair value
Derivative assets [note 10]				
Foreign currency contracts	$	21,166	$	21,166
Derivative liabilities [note 14]				
Foreign currency contracts		(17,244)		(17,244)
Interest rate contracts		(1,677)		(1,677)
Long-term debt [note 13]		(996,348)		(1,046,819)
Net	$	(994,103)	$	(1,044,574)

As at December 31, 2024

	Carrying value	Fair value
Derivative assets [note 10]		
Foreign currency contracts	$ 103	$ 103
Current portion of long-term debt [note 13]	(285,707)	(285,707)
Derivative liabilities [note 14]		
Foreign currency contracts	(140,437)	(140,437)
Interest rate contracts	(3,172)	(3,172)
Long-term debt [note 13]	(995,583)	(1,058,055)
Net	**$ (1,424,796)**	**$ (1,487,268)**

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying values of Cameco's cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its derivative financial instruments at fair value which is classified as a recurring level 2 fair value measurement.

Cameco's long-term debt is carried at amortized cost. The fair value is measured for disclosure purposes and determined using quoted market yields as of the reporting date, which ranged from 2.5% to 3.7% (2024 - 2.8% to 3.3%). Long-term debt is classified as a recurring level 2 fair value measurement.

Cameco's short-term investments consist of fixed term deposits and bankers discount notes with interest rates ranging from 2.3% to 2.5%. Due to the short-term nature of these investments, the fair value of these investments has been determined to approximate the carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Overnight Repo Rate Average forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2025	2024
Non-hedge derivatives:		
Foreign currency contracts	$ 3,922	$ (140,334)
Interest rate contracts	(1,677)	(3,172)
Net	**$ 2,245**	**$ (143,506)**
Classification:		
Current portion of long-term receivables, investments and other [note 10]	$ 8,933	$ 68
Long-term receivables, investments and other [note 10]	12,233	35
Current portion of other liabilities [note 14]	(12,345)	(83,890)
Other liabilities [note 14]	(6,576)	(59,719)
Net	**$ 2,245**	**$ (143,506)**

The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:

	2025	2024
Non-hedge derivatives:		
Foreign currency contracts	$ 94,838	$ (182,988)
Interest rate contracts	179	(115)
Net	**$ 95,017**	**$ (183,103)**

26. Capital management

Cameco's management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders' equity.

Cameco's capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-term shareholders is a top priority. The Company's objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as weakness in the market, litigation risk and refinancing risk. The overall objectives for managing capital in 2025 reflect the environment that the Company is operating in, similar to the prior comparative period.

The capital structure at December 31 was as follows:

	2025	2024
Current portion of long-term debt [note 13]	$ -	$ 285,707
Long-term debt [note 13]	996,348	995,583
Cash and cash equivalents	(1,114,860)	(600,462)
Short-term investments	(99,603)	-
Net debt	(218,115)	680,828
Non-controlling interest	15	26
Shareholders' equity	6,903,363	6,364,307
Total equity	6,903,378	6,364,333
Total capital	$ 6,685,263	$ 7,045,161

Cameco is bound by certain covenants in its general credit facilities. The financial covenants place restrictions on total debt, including guarantees and other financial assurances. As of December 31, 2025, Cameco met these requirements.

27. Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco's reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 11). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions, including annual maintenance and other temporary shutdowns. Cameco expensed $98,714,000 of care and maintenance costs during the year (2024 - $77,436,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

A. Business segments

Consistent with the presentation of financial information for internal management purposes, Cameco's share of Westinghouse's financial results have been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the "Adjustments" column.

For the year ended December 31, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$ 2,873,950	$ 562,421	$ 3,457,633	$ (3,457,633)	$ 45,562	$ 3,481,933
Expenses						
Cost of products and services sold	1,824,516	348,800	2,274,065	(2,274,065)	45,250	2,218,566
Depreciation and amortization	246,326	39,813	383,235	(383,235)	6,955	293,094
Cost of sales	2,070,842	388,613	2,657,300	(2,657,300)	52,205	2,511,660
Gross profit (loss)	**803,108**	**173,808**	**800,333**	**(800,333)**	**(6,643)**	**970,273**
Administration	-	-	416,007	(416,007)	311,250	311,250
Exploration	27,630	-	-	-	-	27,630
Research and development	-	-	-	-	38,467	38,467
Other operating income	(22,221)	(6,112)	-	-	-	(28,333)
Loss on disposal of assets	2,292	825	-	-	-	3,117
Finance costs	-	-	213,051	(213,051)	115,175	115,175
Gains on derivatives	-	-	-	-	(95,017)	(95,017)
Finance income	-	-	(2,522)	2,522	(23,172)	(23,172)
Share of earnings from equity-accounted investees	(158,862)	-	-	(57,524)	-	(216,386)
Foreign exchange losses	-	-	-	-	61,740	61,740
Other expense (income)	-	-	120,036	(120,036)	(1,459)	(1,459)
Earnings (loss) before income taxes	**954,269**	**179,095**	**53,761**	**3,763**	**(413,627)**	**777,261**
Income tax expense						187,719
Net earnings						**589,542**
Capital expenditures for the year	$ 268,209	$ 57,370	$ 205,535	$ (205,535)	$ 7,446	$ 333,025

For the year ended December 31, 2024

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$ 2,676,620	$ 459,152	$ 2,892,467	$ (2,892,467)	$ -	$ 3,135,772
Expenses						
Cost of products and services sold	1,757,155	316,040	2,075,189	(2,075,189)	(707)	2,072,488
Depreciation and amortization	238,726	37,236	356,864	(356,864)	4,740	280,702
Cost of sales	1,995,881	353,276	2,432,053	(2,432,053)	4,033	2,353,190
Gross profit (loss)	680,739	105,876	460,414	(460,414)	(4,033)	782,582
Administration	-	-	402,448	(402,448)	253,150	253,150
Exploration	19,419	-	-	-	-	19,419
Research and development	-	-	-	-	36,540	36,540
Other operating income	(35,090)	(2,593)	-	-	-	(37,683)
(Gain) loss on disposal of assets	253	791	-	-	(2)	1,042
Finance costs	-	-	225,188	(225,188)	147,171	147,171
Losses on derivatives	-	-	-	-	183,103	183,103
Finance income	-	-	(4,381)	4,381	(21,228)	(21,228)
Share of loss (earnings) from equity-accounted investee	(207,583)	-	-	218,427	-	10,844
Foreign exchange gains	-	-	-	-	(65,517)	(65,517)
Other expense (income)	-	-	116,697	(116,697)	(975)	(975)
Earnings (loss) before income taxes	903,740	107,678	(279,538)	61,111	(536,275)	256,716
Income tax expense						84,874
Net earnings						171,842
Capital expenditures for the year	$ 132,827	$ 48,667	$ 176,229	$ (176,229)	$ 30,141	$ 211,635

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company's revenue from external customers is as follows:

	2025	2024
Canada	$ 3,034,652	$ 2,495,748
United States	424,123	640,024
Switzerland	23,158	-
	$ 3,481,933	$ 3,135,772

The Company's non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2025	2024
Canada	$ 2,884,969	$ 2,859,401
United States	2,753,805	3,015,292
Australia	394,276	383,338
Kazakhstan	315,314	286,759
Other	1	3
	$ 6,348,365	$ 6,544,793

C. Major customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2025, revenues from three customers of Cameco's uranium and fuel services segments represented approximately $702,363,000 (2024 - $1,062,733,000), approximately 20% (2024 - 34%) of Cameco's total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.

28. Group entities

The following are the principal subsidiaries, associate and joint venture of the Company:

	Principal place of business	Ownership interest 2025	2024
Subsidiaries:			
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Marketing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
Cameco U.S. Holdings, Inc.	US	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Associate:			
JV Inkai	Kazakhstan	40%	40%
Joint Venture:			
Watt New Aggregator L.P. (Westinghouse)	US	49%	49%

29. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco's significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place of business	Ownership	2025	2024
Total assets				
McArthur River	Canada	69.81%	$ 1,011,469	$ 963,183
Key Lake	Canada	83.33%	516,791	485,635
Cigar Lake	Canada	54.55%	978,600	1,010,646
			$ 2,506,860	$ 2,459,464
Total liabilities				
McArthur River		69.81%	$ 57,890	$ 53,373
Key Lake		83.33%	264,001	248,107
Cigar Lake		54.55%	65,569	57,125
			$ 387,460	$ 358,605

30. Related parties

A. Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 24). Senior management and directors also participate in the Company's share-based compensation plans (note 23).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company's request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2025	2024
Short-term employee benefits	$ 35,202	$ 39,224
Share-based compensation[a]	51,521	27,373
Post-employment benefits	7,938	12,128
Termination benefits	-	1,389
Total	$ 94,661	$ 80,114

(a) Excludes deferred share units held by directors (see note 23).

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company during the year. The terms and conditions were on an arm's length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers and other local businesses to support economic development in the region. The president of several of these suppliers is a member of the board of directors. During the year ended December 31, 2025, Cameco paid these suppliers $86,265,000 (2024 - $87,708,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $2,138,000 at the reporting date (2024 - $1,156,000).

B. Other related party transactions

	Transaction value year ended		Balance outstanding as at	
	2025	2024	2025	2024
Joint venture				
Sales revenue[a]	$ 144,257	$ 45,433	$ -	$ 32
Fuel storage and handling[a]	1	50	-	26
Deferred sales[a]	-	-	32,148	75,083
Dividends received[a]	309,778	-	-	-
Associate				
Product purchases[b]	461,652	456,963	439,521	301,652
Dividends received[b]	136,971	185,447	-	-

(a) Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse. Subsequent to year-end, on February 4, 2026, Cameco received a dividend of US$49,000,000.

(b) Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms. Cash dividends are also received from JV Inkai.



TSX: **CCO** | NYSE: **CCJ**

Cameco

Investor Information

Annual Meeting

The annual meeting of shareholders of Cameco Corporation is scheduled to be held on May 7, 2026

Dividends

In 2025, our board of directors declared a dividend of $0.24 per common share, which was paid on December 16, 2025. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy, and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Transfer Agent and Registrar

The registrar and transfer agent for Cameco's common shares is Computershare Investor Services Inc. For information on common shareholdings, dividend cheques, lost share certificates and address changes, please visit Computershare through the self-service online portal at www.investorcentre.com or contact them at:

Canada

Computershare Investor Services Inc.
320 Bay Street, 14th Floor
Toronto, Ontario, M5H 4A6

USA

Computershare Trust Company, N.A.
PO Box 43078
Providence, Rhode Island, 02940-3078

1.800.564.6253 (toll free in Canada and the United States) or 514.982.7555 (international direct dial)
www.computershare.com

Inquiries

Cameco Corporation
2121 11th Street West, Saskatoon, SK S7M 1J3

Ph: 306.956.6200
Fax: 306.956.6201

For comprehensive financial information visit **cameco.com**